Filed Pursuant to Rule 424(b)(1)
Registration No.

DATED: AUGUST 16, 2007

PROSPECTUS

EP GLOBAL COMMUNICATIONS, INC.
206,666,666 SHARES OF COMMON STOCK ISSUABLE IN CONNECTION WITH THE CONVERSION OF PROMISSORY NOTES
5,000,000 SHARES OF COMMON STOCK ISSUABLE IN CONNECTION WITH THE EXERCISE OF WARRANTS

Our selling security holders are offering to sell 206,666,666 shares of common stock issuable in connection with the conversion of promissory notes and 5,000,000 shares of common stock issuable in connection with the exercise of Warrants.

THE SECURITIES OFFERED IN THIS PROSPECTUS INVOLVE A HIGH DEGREE OF RISK. YOU SHOULD CAREFULLY CONSIDER THE FACTORS DESCRIBED UNDER THE HEADING "RISK FACTORS" BEGINNING ON PAGE 3.

NEITHER THE SECURITES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this prospectus is August 16, 2007

Our shares of common stock are quoted on the OTC Bulletin Board under the symbol "EPGL." The last reported sale price of our common stock on August 16, 2007 was $0.001.

We will receive no proceeds from the sale of the shares by the selling stockholders. However, we will receive proceeds from the exercise of the Warrants.

TABLE OF CONTENTS

	PAGE #
ABOUT US	1
RISK FACTORS	3
MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS	6
MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OR OPERATION	8
BUSINESS	23
LEGAL PROCEEDINGS	33
MANAGEMENT	34
PRINCIPAL STOCKHOLDERS	42
SELLING STOCKHOLDERS	45
PLAN OF DISTRIBUTION	46
CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS	47
DESCRIPTION OF SECURITIES	50
TRANSFER AGENT	53
EXPERTS	53
LEGAL MATTERS	53

ABOUT US

HOW WE ARE ORGANIZED AND OUR OPERATIONS. We were incorporated in Delaware in November, 1999, under the name East Coast Airlines, Inc. In January, 2004, we amended our certificate of incorporation and changed our name to EP Global Communications, Inc.

We operate our business through our subsidiary, Psy-Ed Corporation doing business as Exceptional Parent Magazine. PsyEd Corporation is a thirty-five year old communications company whose expressed business mission is to provide practical advice, emotional support and clinically relevant information to physicians, allied health care professionals, teachers, families and caregivers involved in the care and development of people with disabilities and special health care needs. We publish and distribute Exceptional Parent Magazine, an international publication designed to serve the information needs of families and professionals who are involved in the care and development of children and adults with disabilities and special health care needs. EP also develops and implements online accredited Continuing Medical Education Programs ("CME"); has its own library of over 1,500 disability book titles and publishes clinical monographs that are disseminated to physicians, researchers and allied health care professionals as well as families and caregivers all over the world. EP is also actively involved in the World Congress & Exposition on Disabilities (WCD) an international event that takes place once a year and has been in existence for six years. We are solely responsible for the educational content of this event that consists of over 100 CME and CEU accredited educational programs.

Over the years, we have adhered to a business strategy articulated in 1993 to develop a business platform for the dissemination of need-to-have proprietary information focused exclusively on chronic life-long disabling conditions such as cerebral palsy, epilepsy, multiple sclerosis, Parkinsons, inborn errors of metabolism, muscular dystrophy, spina bifida, and a host of other conditions, some of which are life threatening. Our entire focus is on this wide array of human conditions which are not taught in medical school and which are outside the traditional bio-medical model.

Our strategy has been to develop strong strategic relationships within the health care community with professional medical societies such as the American Academy of Developmental Medicine and Dentistry (AADMD), the Child Neurology Society (CNS) and Child Neurology Foundation (CNF). Additionally, we have also built strong relationships with lay and consumer organizations spanning a wide array of disorders.

Our goal is to create a multi media approach to the dissemination of this information. Thus, our business, while fundamentally related to our thirty-five year old publication, EP, also is capable of repackaging this information and publishing it in many different forms depending on the needs of the market. We do this via our *website*, http://www.eparent.com; custom communications which are essentially repackaged editorial products in stand-alone monograph form, augmented and supplemented by additional information not appearing in monthly issues of EP and endorsed by professional medical societies as well as consumer advocacy groups; the World Congress & Exposition on Disabilities, now in its sixth consecutive year and featuring over 100 CME and CEU accredited educational programs over a three day period; the EP Library with its 1,500 disability specific book titles and our on line interactive CME/CEU accredited educational programs directed to physicians, allied health care professionals such as nurses, therapists, rehabilatation specialists, teachers, families and caregivers. All of these products and services are rooted in the editorial content submitted by the following leaders in their respective fields: Francis Collins, MD, Ph.D, Director of the Human Genome Project at the National Institutes of Health; Daryl DeVivo, MD, educator and researcher in the field of mitochondrial and metabolic disorders; Piero Rinaldo, MD, Ph.D, head of the Human Genetics Lab at the Mayo Clinic in Rochester, Minnesota; and John William, author and leader in assistive technology for people with disabilities.

WHERE YOU CAN FIND US

We are located at 551 Main Street, Johnstown, Pennsylvania 15901. Our telephone number is (814) 361-3860 and our facsimile number is (814) 361-3861.

SECURITIES OFFERED BY US

We are not offering any securities. All shares being registered are for our selling security holders.

RISK FACTORS

An investment in our common stock is highly speculative and involves a high degree of risk. Therefore, you should consider all of the risk factors discussed below, as well as the other information contained in this document. You should not invest in our common stock unless you can afford to lose your entire investment and you are not dependent on the funds you are investing.

Please note that throughout this prospectus, the words "we", "our" or "us" refer to EP Global Communications, Inc. and not to the selling shareholders.

SINCE OUR INCEPTION WE HAVE INCURRED LOSSES WHICH WE EXPECT TO CONTINUE INTO THE FUTURE WHICH CAN SERIOUSLY IMPAIR OUR ABILITY TO CONTINUE OPERATIONS

We were incorporated in November 1999. Although, the present funding that we have received will allow us to commence our operations in full, we will continue to incur losses in the future and there is no assurance that we will generate significant revenues or become profitable.

Based upon current plans, we expect to incur operating losses in the immediate short-term future as we prepare for the full implantation of our business plan. We anticipate expenses associated with the addition of more employees, expansion of office space and production facilities. We cannot guarantee that we will be successful in generating sufficient revenues in the future to offset or exceed these additional costs. Failure to generate sufficient revenues will seriously impair our ability to continue operations.

WE FACE COMPETITION FOR SUBSCRIPTION, SEMINAR AND ADVERTISING REVENUES AND SUCH COMPETITION CAN REDUCE OUR SPONSORSHIP, TUITION AND ADVERTISING REVENUES RESULTING IN A NEGATIVE EFFECT ON OUR FINANCIAL PERFORMANCE

We compete in a highly competitive business. Our magazine and seminar programming will compete for subscription, seminar and advertising revenues directly with other publications, academic institutions, and certain trade associations, as well as with such other media as professional journals, magazines, professional medical societies, and direct mail promotion companies. Seminar revenue and advertising revenue are subject to economic conditions and any adverse change in a particular drug category or treatment protocol could have a material and adverse effect on our ability to attract not only advertisers in that category or protocol, but national advertisers as well. Future operations are further subject to many factors that could have an adverse effect upon our financial performance.

These factors include:

- economic conditions, both generally and relative to the publishing and communications industry;
- shifts in population and other demographics;
- the level of competition for advertising dollars;
- fluctuations in publishing and mailing costs;
- technological changes and innovations; and
- changes in governmental regulations and policies and actions of federal regulatory bodies.

Although we believe that our publishing and seminars will be able to compete effectively and will continue to attract attendees, sponsors and advertisers, there can be no assurance that we will be able to maintain or increase our current sponsorship, tuition and advertising revenues. We do not, however, attempt to differentiate our company from competition by emphasizing what we believe to be unique educational aspects of our programs and unique long-standing relationships with professional medical societies and consumer organizations serving people with special needs. However, several of our competitors have advantages over us including greater name recognition and significantly greater financial, sales and marketing and other resources.

WE ARE CONTROLLED BY OUR OFFICERS AND DIRECTORS, AND AS SUCH SUBSCRIBERS MAY HAVE NO EFFECTIVE VOICE IN ITS MANAGEMENT.

Our officers and directors beneficially own approximately 38.6% of our present issued and outstanding common stock (not including any of the shares being registered in this registration statement). Accordingly, our officers and directors may collectively be able to control us and may be able to exercise control over matters requiring stockholder approval, including the election of all directors and approval of significant corporate transactions. Our non-officer and director shareholders therefore, may not have any effective voice in our management.

THE COMPANY'S ABILITY TO ISSUE PREFERRED SHARES COULD MAKE IT MORE DIFFICULT FOR A THIRD PARTY TO ACQUIRE INTEREST IN MANAGEMENT OF THE COMPANY, TO THE POSSIBLE DETRIMENT OF HOLDERS OF COMMON STOCK.

We have available and the ability to issue preferred shares which, if issued, could make it more difficult for a third party to acquire us, to the detriment of holders of shares of our common stock. Our Board of Directors may authorize and issue our authorized but yet unissued preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of common stock. In addition, the potential issuance of preferred stock may have the effect of delaying, deferring or preventing a change in our control, may discourage bids for our common stock at a premium over the market price of the common stock and may adversely affect the market price of our common stock.

WE DEPEND ON KEY PERSONNEL AND ATTRACTING QUALIFIED MANAGEMENT PERSONNEL AND OUR BUSINESS COULD BE HARMED IF WE LOSE PERSONNEL AND CANNOT ATTRACT NEW PERSONNEL.

Our success depends to a significant degree upon the technical and management skills of our officers and key employees, including in particular those of Joseph M. Valenzano Jr., our Chief Executive Officer and President. The loss of the services of Mr. Valenzano likely would have a material adverse effect on our success. That success also will depend upon our ability to attract and retain additional qualified management, marketing, technical, and sales executives and personnel. Our management does not believe that we maintain adequate key person life insurance for any of our officers or key employees. Except for Mr. Valenzano based on his existing employment agreement, we do not require our executives or employees to execute non-competition agreements with us , and those executives or employees could leave us to form or join a competitor. The loss of any of our key executives, the use of proprietary or trade secret data by former employees who compete with us, or the failure to attract, integrate, motivate, and retain additional key employees could have a material adverse effect on our business.

We compete for such personnel against numerous companies, including larger, more established companies with significantly greater financial resources than we possess. There can be no assurance that we will be successful in attracting or retaining such personnel, and the failure to do so could have a material adverse effect on our business, financial condition, and results of operations.

WE INTEND TO SEEK ACQUISITIONS WHICH CARRY RISKS THAT COULD HARM OUR OPERATING RESULTS

As part of our business strategy, we may seek to acquire complementary companies or assets. Although we are not currently engaged in negotiations with respect to any specific acquisitions, any such future acquisition would be accompanied by risks commonly encountered in acquisitions of companies. These risks include, among others, the difficulty of assimilating the operations and personnel of the acquired companies; the potential disruption of our ongoing business; the inability of management to maximize our financial and strategic position by the successful incorporation of products, equipment, and personnel into our existing line of products and services; the maintenance of uniform standards, controls, procedures, and policies; and the impairment of relationships with employees and customers as a result of changes in management. There can be no assurance that we will be successful in overcoming these risks or any other problems encountered in connection with any such acquisitions. In addition, any such acquisitions could materially and adversely affect our operating results as a result of dilative issuances of equity securities, the incurrence of additional debt, and the amortization of expenses relating to goodwill and other intangible assets, if any.

OUR CHARTER PROVIDES FOR LIMITED LIABILITY FOR OUR DIRECTORS

Our certificate of incorporation limits and indemnifies against the personal liability of our directors for monetary damages for breach of fiduciary duty of care as a director, subject to certain exceptions, to the fullest extent allowed by Delaware law. Accordingly, except in limited circumstances, our directors may not be liable to us or our stockholders for breach of this duty.

THE CONVERSION OF THE PROMISSORY NOTES BASED ON OUR RECENT FINANCING IS BASED ON AN AVERAGE OF OUR CLOSING BID PRICE OF OUR INTRA DAY TRADING PRICES OF OUR COMMON STOCK OVER A CERTAIN PERIOD OF TIME PRIOR TO CONVERSION AND THE DECREASE OF THE INTRA DAY TRADING PRICE WILL RESULT IN ISSUANCE OF A SIGNIFICANT INCREASE OF SHARES RESULTING IN DILUTION TO OUR SHAREHOLDERS

The conversion of the promissory notes in our recent financing is based on the lesser of $.12 or 40% of the average of the lowest 3 intra-day trading prices of our common stock for the 20 trading days before a conversion of the promissory notes. The price of our common shares may fluctuate and the lower intra-day trading price in the future, will result in a conversion ratio resulting in issuance of a significant amount of our common shares to the promissory note holders. This will result in our present shareholders being diluted.

“PENNY STOCK” RULES MAY MAKE BUYING OR SELLING OUR COMMON STOCK DIFFICULT

Trading in our securities is subject to the “penny stock” rules. The SEC has adopted regulations that generally define a penny stock to be any equity security that has a market price of less than $5.00 per share, subject to certain exceptions. These rules require that any broker-dealer who recommends our securities to persons other than prior customers and accredited investors, must, prior to the sale, make a special written suitability determination for the purchaser and receive the purchaser’s written agreement to execute the transaction. Unless an exception is available, the regulations require the delivery, prior to any transaction involving a penny stock, of a disclosure schedule explaining the penny stock market and the risks associated with trading in the penny stock market. In addition, broker-dealers must disclose commissions payable to both the broker-dealer and the registered representative and current quotations for the securities they offer. The additional burdens imposed upon broker- dealers by such requirements may discourage broker-dealers from effecting transactions in our securities, which could severely limit the market price and liquidity of our securities. Broker- dealers who sell penny stocks to certain types of investors are required to comply with the Commission’s regulations concerning the transfer of penny stocks. These regulations require broker- dealers to:

- Make a suitability determination prior to selling a penny stock to the purchaser;
- Receive the purchaser’s written consent to the transaction; and

- Provide certain written disclosures to the purchaser.

IF WE FAIL TO ADEQUATELY MANAGE OUR GROWTH, WE MAY NOT BE SUCCESSFUL IN GROWING OUR BUSINESS AND BECOMING PROFITABLE

We expect our business and number of employees to grow over the next year. Our plan is to be at an employment level of 35 employees by the year 2008. We expect that our growth will place significant stress on our operation, management, employee base and ability to meet capital requirements sufficient to support our growth. Any failure to address the needs of our growing business successfully could have a negative impact on our chance of success.

We expect that our growth will place significant stress on our operation, management, employee base and ability to meet capital requirements sufficient to support our growth over the next 12 months.

SELLING SHAREHOLDERS MAY IMPACT OUR STOCK VALUE THROUGH THE EXECUTION OF SHORT SALES WHICH MAY DECREASE THE VALUE OF OUR COMMON STOCK

Short sales are transactions in which a selling shareholder sells a security it does not own. To complete the transaction, a selling shareholder must borrow the security to make delivery to the buyer. The selling shareholder is then obligated to replace the security borrowed by purchasing the security at the market price at the time of replacement. The price at such time may be higher or lower than the price at which the security was sold by the selling shareholder. If the underlying security goes down in price between the time the selling shareholder sells our security and buys it back, the selling shareholder will realize a gain on the transaction. Conversely, if the underlying security goes up in price during the period, the selling shareholder will realize a loss on the transaction. The risk of such price increases is the principal risk of engaging in short sales. The selling shareholders in this registration statement could short the stock by borrowing and then selling our securities in the market, and then converting the stock through either the Note or Warrants at a discount to replace the security borrowed. Because the selling shareholders control a large portion of our common stock, the selling shareholders could have a large impact on the value of our stock if they were to engage in short selling of our stock. Such short selling could impact the value of our stock in an extreme and volatile manner to the detriment of other shareholders.

SHARES ELIGIBLE FOR PUBLIC SALE IN THE FUTURE COULD DECREASE THE PRICE OF OUR COMMON SHARES AND REDUCE OUR FUTURE ABILITY TO RAISE CAPITAL

Sales of substantial amounts of our common stock in the public market could decrease the prevailing market price of our common stock. If this is the case, investors in our shares of common stock may be forced to sell such shares at prices below the price they paid for their shares, or in the case of the investors in the September 2005 financing, prices below the price they converted their notes and warrants into shares. In addition, a decreased market price may result in potential future investors losing confidence in us and failing to provide needed funding. This will have a negative effect on our ability to raise equity capital in the future.

MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS
Market Information

Our common stock is currently traded on the OTC Bulletin Board under the symbol "EPGL." Our common stock has been quoted on the OTC Bulletin Board since December 15, 2004. The following table sets forth the range of high and low bid quotations for each of the four quarters of calendar years 2005 and 2006. These quotations as reported by the OTC Bulletin Board reflect inter-dealer prices without retail mark-up, mark-down, or commissions, and may not necessarily represent actual transactions.

YEAR	QUARTER	HIGH	LOW

2004	Fourth - Eleven trading days in calendar 2004 subsequent to the Company's listing on the OTC Bulletin Board on December 15, 2004	$0.75	$0.68
2005	First	$0.65	$0.17
2005	Second	$0.22	$0.06
2005	Third	$0.145	$0.050
2005	Fourth	$0.07	$0.035
2006	First	$.04	$.009
2006	Second	$.020	$.005
2006	Third	$.011	$.005
2006	Fourth	$.013	$.002

Holders

As of April 10, 2007 in accordance with our transfer agent records, we had 172 shareholders of record. Such shareholders of record held 116,065,818 shares of our common stock.

Dividends

We have never paid a cash dividend on our common stock. It is our present policy to retain earnings, if any, to finance the development and growth of our business. Accordingly, we do not anticipate that cash dividends will be paid until our earnings and financial condition justify such dividends. There can be no assurance that we can achieve such earnings.

EQUITY COMPENSATION PLAN INFORMATION

The following table sets forth certain information as of August 16, 2007, with respect to compensation plans under which our equity securities are authorized for issuance:

	(a)	(b)	(c)
	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Equity compensation Plans approved by Security holders	None		
Equity compensation	None		

Plans not approved

By security holders

Total

DIVIDENDS

We have never paid a cash dividend on our common stock. It is our present policy to retain earnings, if any, to finance the development and growth of our business. Accordingly, we do not anticipate that cash dividends will be paid until our earnings and financial condition justify such dividends. There can be no assurance that we can achieve such earnings.

PENNY STOCK CONSIDERATIONS

Trading in our securities is subject to the "penny stock" rules. The SEC has adopted regulations that generally define a penny stock to be any equity security that has a market price of less than $5.00 per share, subject to certain exceptions. These rules require that any broker-dealer who recommends our securities to persons other than prior customers and accredited investors, must, prior to the sale, make a special written suitability determination for the purchaser and receive the purchaser's written agreement to execute the transaction. Unless an exception is available, the regulations require the delivery, prior to any transaction involving a penny stock, of a disclosure schedule explaining the penny stock market and the risks associated with trading in the penny stock market. In addition, broker-dealers must disclose commissions payable to both the broker-dealer and the registered representative and current quotations for the securities they offer. The additional burdens imposed upon broker- dealers by such requirements may discourage broker-dealers from effecting transactions in our securities, which could severely limit their market price and liquidity of our securities. Broker- dealers who sell penny stocks to certain types of investors are required to comply with the Commission's regulations concerning the transfer of penny stocks. These regulations require broker- dealers to:

- Make a suitability determination prior to selling a penny stock to the purchaser;
- Receive the purchaser's written consent to the transaction; and
- Provide certain written disclosures to the purchaser.

MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

In this section, "Management's Discussion and Analysis of Plan of Operation," references to "we," "us," "our," and "ours" refer to EP Global Communications, Inc. (EPGL), and its consolidated subsidiaries.

Critical Accounting Policies:

Our discussion and analysis of our financial condition and results of operations are based upon our financial statements, which have been prepared in accordance with generally accepted accounting principles in the United States of America. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amount of assets, liabilities and expenses, and related disclosure of contingent assets and liabilities. We based our estimates on historical experience and on other various assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

Plan of Operation:

EPGL is on the brink of its most expansive growth in its 36-year history, with never-before streams of revenue and innovative projects under way that have the potential for significantly and positively impacting, far into the future, the kind of proprietary, need-to-have information and support for people with disabilities and special needs, and for the physicians, allied health care professionals, teachers, families, and other caregivers involved in their care and development. We believe that a key result of these initiatives will be the continued worldwide evolution of the awareness of the abilities and potential of people with disabilities and special needs. We anticipate that EP's cutting-edge education outreach programs and multiple forums for communication (e.g.: **EP** *LiveOnline*™; and Search & Respond in *EP* magazine and on the new, expanded EP Web site, http://www.eparent.com, launched in May 2007) will continue to establish links among families and professionals to enhance knowledge bases regarding chronic disabilities and to provide the most up-to-date strategies for optimizing individual lives and well-being.

Management intends to expand EP's 36-year heritage of providing "Information That Matters from People Who Care" to the community of those with disabilities and special needs. Our award-winning *EP* magazine represents the foundation and core of all that we do. Most of our efforts and investment up to the beginning of 2007 have been directed to this purpose. Our focus is entirely in the arena of chronic long-term conditions, not disease states. The significance of this is that diseases for the most part can be cured with various medical interventions and surgery. Chronic life-long conditions are different. There are no cures for these and so the challenge is to improve upon the quality of life and assist people with special needs to develop into the very best they can be and help make them contributing members of our society. A corollary to this is to increase awareness of all Americans that we will become a stronger nation and a better people when we learn to regard those with specials needs as people to be respected, not problems to be confronted. That is both the spirit and philosophy of our company.

In 2006, we completed the investment, building, and implementation of a dynamic growth strategy to increase revenues and profitability for 2007 and beyond, with a three-point initiative:

1. We are emphasizing our core publishing operations, including advertising, paid circulation, and the development of our custom communications and special project capabilities. We have augmented our staff with these purposes in mind, and have begun a considerable commitment to expanding our existing database as well as building new credible databases in the medical, education, financial services, mobility, and assistive technology fields.

2. We have increased the commitment to and strength of our Joint Venture with Vemics, Inc., called **EP** *LiveOnline*™, diversifying from the clinical and medical arenas into financial planning, education, assistive technology, and augmentative communications and mobility, as well as human resource management. We have expanded the network of sites we have been building and diversified into other areas besides healthcare. Included in our expansion is the U.S. Military as a major focus of our activities. Efforts and services are currently under way with the U.S. Army, and will expand under an approved initiative to the Air Force in 2007. Proposals for fiscal 2008 have been submitted to the Navy and Marine Corps as well as to the National Guard and Reserve and the Coast Guard.

3. Leverage our strength in key Web-based communication programs such as the development of specific disability topics directed to (and through) specific disability organizations: e.g. – EP on CP (Cerebral Palsy); EP on Epilepsy; EP on Mobility; etc. Because of our unique, time-tested, and strong relationships with key disability-related organizations and our reputation with medical thought and opinion leaders in the field, we believe this will be a natural course for us to follow, once we commence various marketing initiatives following our new Web site launch, executed in late May 2007.

Editorial

EP's editorial team produced superb content for both the monthly print publication as well as the *EP* Web site (http://www.eparent.com) during the past quarter, which included thematic feature stories, several ongoing series and columns, and the introduction of Web site blogs, all of which provide a base for supporting advertising and project revenue in the near term.

Second-quarter issue themes explored subjects like autism, mobility, stress management, sports and recreation, and pet therapy. April's cover story featured an exclusive interview with actress and vocalist Vanessa Williams, as she talked about her new movie, *My Brother,* and her many years of work with Special Olympics International. Of note in the June issue was a multi-page spread highlighting various therapeutic riding centers and hippotherapy centers from across the U.S. The June issue also included a special, paid 40+-page supplement, *The Consumer's Guide to Mobility Equipment Dealers.*

Ongoing series included the continuation of the twelve-month *Seizures and Teens* series produced in conjunction with http://www.epilepsy.com and authored by their team of epilepsy health professionals. Articles of note included titles like *Maximizing Health and Safety* and *The Impact of Seizures and Epilepsy on Families*. This yearlong series will conclude with the October 2007 issue of *EP*. In addition to the wealth of information passed on to *EP* readers, this series has resonated with advertisers like the pharmaceutical company UCB, Inc., which produces the seizure control medication, Keppra, and Valeant, Inc., which produces the seizure medication Diastat. Moreover, the series itself provides the basis for several online, interactive seminars, the first of which was produced and delivered in June 2007. The series also lends itself to the development of a sponsored custom monograph on epilepsy, which we are in the midst of planning in conjunction with Epilepsy.com.

In late 2006, *EP* sealed a partnership with the University of Michigan's Transportation Research Institute (UMTRI) in Ann Arbor. Under the direction of UMTRI's Dr. Larry Schneider, Research Professor Head of the Biosciences Division, this six-part series deals with issues pertaining to general safety and safety standards that apply when wheelchairs are used as seats in motor vehicles, a topic of great interest and concern to *EP* readers. UMTRI's first installment in this series appeared in the April issue and was entitled, *Using a Wheelchair as a Seat in a Motor Vehicle: An Overview of Wheelchair Transportation Safety and Related Standards*. This was followed in May by the article, *Getting The Right Wheelchair for Travel: A WC19-Compliant Wheelchair.* An installment also appeared in the third-quarter month of July, dealing with wheelchair transportation as it pertains to children riding a school bus in a wheelchair.

The second quarter also saw installments of ongoing columns like *Research Frontiers: Understanding Science, Unlocking Potential,* which is produced in partnership with the Kennedy Krieger Institute, runs four times per year, and gives readers insight into the vast volume of research that is being conducted in the field of developmental disabilities.

In May, *EP* launched its new Web site, with additional features like its Blogs Channel and a revamped and expanded version of its popular Search and Respond component. Bloggers Scott Newport and Jennifer Borek, Ph.D., both parents of children with special needs, contribute weekly blog entries offering insight, advice, and humor that other parents can use and relate to. Mr. Newport kicked off his blog in May. Dr. Borek, who will contribute weekly blogs beginning in September, will also be equipped to offer the unique perspective of a parent and a professional working in the field of disabilities. Dr. Borek is a professor at the University of Memphis, teaching writing to students with communication disorders. The new Web site's expanded Search and Respond channel offers site visitors a place to ask questions and exchange ideas with other parents and with professionals. Additionally, the new Web site features never-before-seen editorial content that posts on the first day of each month. These posts are announced each month in the print magazine with a short synopsis of the article as a way of encouraging Web site traffic.

The remainder of 2007 will see the Medical Home Series beginning in September 2007 and running monthly through June 2008. The Medical Home is a model of healthcare delivery to children and youth with special healthcare needs. In essence, medical home is a process or approach to community-based primary care. It is not necessarily a building; it does, however, connote a location that is easily accessible for the family and that has the characteristics of being comprehensive, continuous, coordinated,

compassionate, culturally effective and family-centered.

A series on feeding and swallowing issues and challenges for children with disabilities will be produced by professionals from The Center for Pediatric Feeding and Swallowing at St. Joseph's Children's Hospital in Paterson, New Jersey. Slated to begin in October, this series will run every other month. The significance of this series is its close relationship to seating and positioning issues and mobility, and thus it offers us considerable leverage in approaching industry support for these projects from companies like Ross Labs, Mead Johnson and Carnation/Nestle.

Through the remainder of 2007, *EP* will resume the column called *Research Reflections*, which is written by Jan Blacher, Ph.D., Professor and Faculty Chair of the Graduate School of Education at the University of California Riverside. The Research Reflections column explores research being conducted in the arena of family dynamics, specifically with families who have a member with disabilities or special healthcare needs.

Also, during the balance of 2007, *EP* will launch its new monthly column, which will be branded under the title *Insight on Federal Policy*. This column will replace the IDEA Notebook and will expand on that column's successful concept of offering pertinent information to families on disabilities federal policy. However, where the IDEA Notebook focused solely on IDEA (Individuals with Disabilities Education Act), the new column will also include information on No Child Left Behind, the Developmental Disabilities Act, the Americans with Disabilities Act, the Rehabilitation Act, etc. These will be contributed by organizations like the Advocacy Institute, the Beach Center, and various state Parent Training and Information Centers from across the United States.

Expanded Web Site

EP launched its new and updated Web site in May 2007. In addition to the well-known URL http://www.eparent.com, the fresh new EP Web site also maintains two other Web addresses pointing to the same site: http://www.exceptionalparent.com and http://www.epglcommunications.com. The new site includes some exciting and expanded features such as a Board and Blogs Channel. For this, *EP* enlisted the support of parent bloggers to share their experiences and the unique challenges of parenting a child with special needs. Blog entries by people with disabilities will also be included. Medical thought and opinion leaders in virtually every discipline and therapeutic area as well as nurses, therapists, and other allied health care professionals will be added as blog contributors in the coming months.

The new *EP* site has 11 Main Channels including: Education, Family and Community, Financial Planning, Healthcare, Legal, Investor Relations, Military, Mobility, Professional, Sports and Recreation, and Technology. These channels feature never-before-seen editorial articles, with new content being added on a regular basis. Continuing its coordinated commitment to U.S. military families, the site's Military Channel includes information especially pertinent to the thousands of military families who are caring for a member with disabilities, including Soldiers, Sailors, Airmen, and Marines who have children with disabilities as well as Wounded Warriors returning home with special needs from Iraq and Afghanistan.

An important carryover from the earlier EPGL Web site is the popular Search and Respond feature, which provides an opportunity for Web site visitors to exchange information about their practical experiences in meeting the everyday challenges of life with a child, adolescent, or adult who has a disability. All Respond entries are forwarded to the writers of the original Searches. Some are published in the print magazine and will be featured on the new Web site.

The Organization Links Channel highlights various organizations, agencies, and professional groups from across the U.S. that are serving the needs of people with disabilities. The International Disability News and Local Disability News links round out the offerings on this fresh, new site, and Internet users are encouraged to visit often. Finally, the new *EP* Web site is also linked directly to **EP** *LiveOnline*™, a state-of-the-art, live, online, interactive, TV-quality Joint Venture with Vemics, Inc., which offers Category I CME accredited programs to physicians.

Web site visitors will also have easy access to the thousands of disability-related titles in the EP Bookstore, including books, videos, and DVDs available for purchase.

EP *LiveOnline*

In June, our Joint Venture with Vemics, Inc., **EP** *LiveOnline* (EPLO) delivered two certified Continuing Medical Education (CME) accredited programs on the topics of Spasticity in People with Cerebral Palsy (made possible by an unrestricted educational grant from Allergan Pharmaceiticals) and Seizures (sponsored by Valeant Pharmaceuticals). In July, EPLO delivered another program on Spasticity as well as launching the first of its Medical Seminars to the U.S. Military, with *Give Me a Break! A Family Guide to Respite* at the Military Child Education Coalition™ (MCEC™) Conference in Kansas City, Missouri. This seminar is available to military and non-military Web site visitors alike, via streaming video on EP's Web site. *EP*'s contract with the Department of the Army calls for six programs starting with the July 9 program, to be delivered by December 31, 2007. Additional programs are scheduled in September, October, and November. Faculty have been recruited, program outlines developed, and CME accreditation arranged through Rady Children's Hospital in San Diego, California and the American Academy of Developmental Medicine and Dentistry (AADMD).

Last but not least, EPGL and its joint-venture partner in **EP** *LiveOnline*, Vemics, Inc., have several other major projects underway, including programs involving the Secretary of Education for the State of Pennsylvania; Russia and the City of St. Petersburg; the Association of Black Cardiologists; and Massachusetts Mutual Life Insurance Company.

Special Projects:

Disability Awareness Night™ (DAN™)

We continue to refine our Disability Awareness Night campaign by regularly re-examining our mission statement. This mission statement guides our every action as we continue to expand our program into other sports venues.

DAN Mission Statement: *The mission of Disability Awareness Night is to recognize the 54.6 million people in the United States classified as having some form of disability, and highlight their extraordinary persistence, dedication, passion, and commitment as well as their abilities to accomplish their goals and achieve their hopes and dreams in the face of adversity. DAN also strives to recognize the many people who care for and support people with disabilities and special needs and who recognize them as contributing, valued citizens of our nation. They are sources of inspiration and motivation for us all.*

The Disability Awareness Night campaign has grown substantially since its launch in 2002. In 2002, we started with two teams, the New York Yankees and the Boston Red Sox, who embraced the idea that public awareness about disabilities was important. In 2003, participation expanded to fourteen teams. In 2004, we grew to twenty-seven teams, and in 2005, we held DAN events in thirty-one stadiums, including the Hall of Fame Game in Cooperstown, New York. The Hall of Fame Game was the first Military Night of Distinction where Soldiers, Sailors, Airmen, and Marines with disabling conditions as a result of the conflicts in Iraq and Afghanistan were honored on Doubleday Field, in Cooperstown, New York. In 2005 and 2006, we benefited from the participation of our lead sponsor Massachusetts Mutual Life Insurance Company, whose Special*Care* program has made significant contributions to the field of disabilities and whose financial commitment to the DAN program has been substantial. We also benefited from additional sponsorship provided by other international corporations such as Genzyme, Shire Pharmaceuticals, CVS, and Volvo. In 2007, we have secured the contractual participation of our national sponsor, Massachusetts Mutual Life Insurance Company and three regional sponsors, and

we believe we will surpass revenues achieved in prior years. In addition, we have contracted for and received sponsorship for a DAN event prior to a NASCAR Nextel Cup Racing event which was held on Sunday, July 1, 2007, at the New Hampshire International Speedway in Loudon, New Hampshire. This event was also featured as a Day of Military Distinction, during which we honored nine wounded soldiers from Walter Reed Army Medical Center who are recovering from injuries sustained in Iraq and Afghanistan. These soldiers were flown to this new DAN event by our sponsor MassMutual, and honored on the track just prior to the NASCAR Nextel Cup Race. The event, planned meticulously for two and one-half months prior to July 1, on a collaborative basis with MassMutual, was very successful and a good pilot program test for other NASCAR events.

During the second quarter, EP conducted nine DAN baseball events throughout the United States (See details in table.). At each event, a person or organization was honored on the field prior to the game for their dedication and advocacy on behalf of people with disabilities. In addition to the honors ceremony, *EP* donated game tickets to local special needs organizations to recognize the organizations and the many individuals involved for their persistence in advocating education and support for people with special needs.

DAN Events – Q2				
Date	**Team**	**City**	**State**	**Venue**
Tuesday, May 29, 2007	Philadelphia Phillies	Philadelphia	PA	Citizens Bank Park
Friday, June 01, 2007	Bowie Baysox	Bowie	MD	Prince George's Stadium
Sunday, June 03, 2007	San Antonio Missions	San Antonio	TX	Nelson W. Wolff Stadium
Tuesday, June 05, 2007	New York Mets	Flushing	NY	Shea Stadium
Tuesday, June 19, 2007	New Britain Rock Cats	New Britain	CT	New Britain Stadium
Wednesday, June 27, 2007	Brooklyn Cyclones	Brooklyn	NY	Keyspan Park
Thursday, June 28, 2007	New Hampshire Fisher Cats	Manchester	NH	Merchantsauto.com Stadium
Thursday, June 28, 2007	Midland RockHounds	Midland	TX	Citibank Ballpark
Saturday, June 30, 2007	Boston Red Sox	Boston	MA	Fenway Park

During the third quarter, on July 1, 2007, we hosted our first-ever DAN event at a NASCAR race. The event was held at the New Hampshire International Speedway (NHIS), prior to the LENOX Industrial Tools 300. Wounded Warriors will be flown in to be honored prior to the event. In total, nine soldiers were recognized for their bravery, honor, and commitment to service for our country. In addition, twenty-seven more DAN events will be held throughout the country at various baseball stadiums. (See details below.).

Upcoming DAN Events – Q3				
Date	**Team/Event**	**City**	**State**	**Venue**
Sunday, July 01, 2007	LENOX Industrial Tools 300	Loudon	NH	NH International Speedway
Monday, July 09, 2007	Rancho Cucamonga Quakes	Rancho Cucamonga	CA	The Epicenter
Saturday, July 14, 2007	Omaha Royals	Omaha	NE	Rosenblatt Stadium
Tuesday, July 17, 2007	Cleveland Indians	Cleveland	OH	Jacobs Field
Tuesday, July 17, 2007	Pawtucket Red Sox	Pawtucket	RI	McCoy Stadium
Thursday, July 19, 2007	Charlotte Knights	Fort Mill	SC	Knights Stadium
Thursday, July 19, 2007	Salt Lake Bees	Salt Lake City	UT	Franklin Covey Field
Saturday, July 21, 2007	Fullerton Flyers	Fullerton	CA	Goodwin Field
Thursday, July 26, 2007	Kansas City Royals	Kansas City	MO	Kauffman Stadium

Date	Team/Event	City	State	Venue
Thursday, July 26, 2007	Lexington Legends	Lexington	KY	Applebee's Park
Friday, July 27, 2007	Chattanooga Lookouts	Chattanooga	TN	AT&T Field
Sunday, July 29, 2007	Oklahoma RedHawks	Oklahoma City	OK	AT&T Bricktown Ballpark
Monday, July 30, 2007	Lowell Spinners	Lowell	MA	LeLachaur Park
Tuesday, July 31, 2007	Charleston River Dogs	Charleston	SC	Joseph P. Riley Park
Tuesday, August 07, 2007	Charlotte Knights	Charlotte	NC	Knights Stadium
Friday, August 10, 2007	Rochester Red Wings	Rochester	NY	Frontier Field

Upcoming DAN Events – Q3 (cont.)				
Date	**Team/Event**	**City**	**State**	**Venue**
Monday, August 13, 2007	Oklahoma RedHawks	Oklahoma City	OK	AT&T Bricktown Ballpark
Tuesday, August 14, 2007	Pittsburgh Pirates	Pittsburgh	PA	PNC Park
Tuesday, August 14, 2007	New York Yankees	New York	NY	Yankee Stadium
Friday, August 17, 2007	Palm Beach Cardinals	Palm Beach	FL	Roger Dean Stadium
Friday, August 17, 2007	Nashville Sounds	Nashville	TN	Greer Stadium
Tuesday, August 21, 2007	Charleston River Dogs	Charleston	SC	Joseph P. Riley Park
Friday, August 24, 2007	Sacramento River Cats	Sacramento	CA	Raley Field
Saturday, August 25, 2007	Cincinnati Reds	Cincinnati	OH	Great American BallPark
Saturday, August 25, 2007	Potomac Nationals	Woodbridge	VA	Pfitzner Stadium
Thursday, August 30, 2007	Indianapolis Indians	Indianapolis	IN	Victory Field
Thursday, August 30, 2007	Norfolk Tides	Norfolk	VA	Harbor Park
Thursday, September 27, 2007	Chicago White Sox	Chicago	IL	U.S. Cellular Field

On top of our busy baseball schedule, we are also looking into expanding DAN concept into NCAA Basketball. Contact has been established with Seton Hall University and Rutgers University about hosting DAN events in late 2007. These events will include a pre-game clinic for children with special needs as well as donated tickets to the games and a half-time show. Several companies have expressed keen interest in sponsoring these events.

A comprehensive system is also being devised to incorporate After Action Reports (AARs) for each major DAN event, and we continue to refine it. The AAR compares our mission statement against our accomplishments to assure alignment with our stated goals. Each AAR includes all of the pertinent information from an event: positives, negatives, what we did wrong and what we did right, how we can improve upon our efforts, and other general suggestions regarding the events. These reports are completed by the person or persons attending each event. In its early stages, the AAR system is proving invaluable in ensuring we provide a quality public awareness campaign to our audiences. As the reports are finalized, they provide us with research on how to improve the DAN program. They are submitted to the President and CEO, the CFO and VP of Operations, and the Director of Special Projects. We will continue to improve as we learn new, innovative lessons from each event we conduct and reinforce the positive steps we have taken.

<u>Educational Online Programming</u>

Beginning in December 2005 and through 2006, we launched over twelve live, online, interactive, TV-quality educational programs under unrestricted educational grants from major pharmaceutical companies and other sources. In 2007, we have contracted to implement a minimum of six programs on spasticity management plus several others dealing with topics such as Epilepsy, Hyperbaric Oxygen Therapy, Attention Deficit Disorder/Attention Deficit Hyperactivity Disorder (ADD/ADHD), Autism Spectrum Disorders, Respite Care, Asthma, and Expanded Newborn

Screening utilizing Tandem Mass Spectronomy (MS/MS). Further growth and additional topics are planned for the third and fourth quarters.

United States Military: Exceptional Family Transitional Training (EFTT) Program

In late 2006, we executed a U.S. Army Cooperative Research Agreement entitled the Exceptional Family Transitional Training (EFTT) Program for an appropriation of $830,650, all of which was received by July 2007. These funds are being used to provide education and informational programs for military families caring for loved ones with disabilities and special needs on eight selected pilot installations around the world, as well as for the delivery of Continuing Medical Education (CME) credits, via accredited online, interactive programs, to Army Medical Corps physicians and allied healthcare professionals (nurses, occupational therapists, physical therapists, rehabilitation specialists, etc). The funds are being used to deliver three measurable efforts on behalf of Army families and healthcare professionals caring for children and adults with disabilities and special needs, including soldiers returning from Iraq and Afghanistan with limb loss and other disabling conditions. These efforts include the following:

- Great progress has been made on the development of very specific educational curriculum used for training purposes of Army Medical Corps Staff – physicians, nurses, occupational and physical therapists, speech and language pathologists – and families and caregivers in the arena of developmental disabilities. This curriculum includes six seminars delivered to eight major Army installations with significant teaching hospital facilities. It is being facilitated by EP's contacts in the Army Exceptional Family Member Program (EFMP), science and medicine, and education and training, as well as parents around the world. The programs are being offered in collaboration with accreditation entities provided by various major medical schools and professional medical societies such as the American Academy of Developmental Medicine and Dentistry (AADMD). The first of these programs, *Give Me a Break! A Family Guide to Respite*, will be presented in July 2007 during EFMP Managers training being held in conjunction with the Military Child Education Coalition™ (MCEC™) Conference in Kansas City, Missouri. The remaining programs will be presented as follows: September (Parts I and II) – Contemporary Issues in the Diagnosis, Treatment, and Management of Attention Deficit Disorder/Attention Deficit Hyperactivity Disorder (ADD/ADHD) in Children and Adults; October (Parts I and II) – The Spectrum of Autistic Disorders in Children and Adults; November – Asthma and Air Flow Obstruction: Challenges, Prevention, Treatment, and Coping. The Respite Care Seminar was recorded live during its presentation at the EFMP Managers training session, and will be available on EP's Web site (http://www.eparent.com) via streaming video. We will deliver the remaining online, interactive content via **EP** *LiveOnline*™, our Joint Venture with Vemics, Inc. Of course, civilians will also benefit from this effort, as the programs will be distributed simultaneously to all interested individuals, organizations, professional medical societies, and various other entities with whom EP works. The content remains the proprietary content of EPGL and will be disseminated simultaneously to our various networks built over the past year. It will all then be stored for access on the EP Web site (http://www.eparent.com).

- Each of the eight major Army installation pilot sites has received their shipment of disability-specific titles from the EP Bookstore. Each installation was able to select from among the over 2,300 titles available at the EP Bookstore to stock their libraries and reference centers with materials for the families that they serve who are caring for loved ones with special needs.

- EP's January 2007 Annual Resource Guide includes a Special Army Section entitled Community of One ~ From Our Families…To Your Families. In addition, the 2007 Annual Resource Guide was the largest issue/reference tool ever published by EP, and included tabs and special advertising-supported inserts. Work has begun on the 2008

edition of the resource guide. Most importantly, Dr. Margaret Giannini, Director of the Office on Disabilities for Health and Human Services (HHS), specifically requested that EP print and publish a Consumer Edition of the People's Piece of the Surgeon General's Call to Action to Improve the Health and Wellness of Persons with Disabilities. We did exactly that with funding from MassMutual. EP continues to inform and support military families with its special Military Insert that appears in each issue of the magazine and that will continue to appear in each issue throughout calendar year 2007.

Military Channel on EP Web Site

EP is proud to offer not only its military insert, the Annual Resource Guide, online seminars, and books for the U.S. Military, but a special Military Channel on its Web site (http://www.eparent.com). This channel provides valuable links to important resources available to military families in a one-stop location. Links include the Web sites for all of the branches of the military; a government site with disability-related information and resources; Specialized Training of Military Parents (STOMP), a Parent Training and Information Center; Military HOMEFRONT, from the U.S. Department of Defense; and America Supports You, a site demonstrating the many ways that both everyday and celebrity Americans are proudly and passionately supporting their troops; as well as other useful links. The channel incorporates articles on topics such as the necessity of comprehensive, portable records that will help in family transitions as well as the concept of universal design applied to the educational setting and the benefits this can have for children both with and without disabilities. EP plans to expand its offerings through the military channel to help keep military families with special needs informed about their available resources and options. And, of course, this new feature opens up opportunities for sponsorship from companies and defense contractors who have a vested interest in this arena.

EP at the EFMP Managers Training and the MCEC Conference

EP's Military Editorial Team (MET) attended the EFMP Managers Training and the Military Child Education Coalition Conference (MCEC) held in Kansas City, Missouri, in early July. In this venue, EP was able to offer the first in its series of six seminars offered for the Army. EP, through its presenting partners Calvin and Tricia Luker, addressed respite care, a topic vital to military families with children with special needs, in *Give Me a Break! A Family Guide to Respite*. The seminar was received with enthusiasm, enlightening discussions, and requests for a part-two portion of the presentation, which EP hopes to make available in the near future. Pre-conference activities attended by MET included a training session for Exceptional Family Member Program (EFMP) Managers, School Liaison Officers (SLOs), and Family Morale and Welfare Recreation Command (FMWRC) personnel. Staff members from EP's partner, Vemics, trained military personnel on the use of the Vemics system, a key tool made available to the eight pilot sites to enhance the ability of staff and families to benefit from the online, interactive educational seminars provided by EP. The training also will allow EFMP managers at the eight pilot sites around the world to connect with one another, collaborate on building documents, and assist Soldiers and families transferring to new duties assignments. During pre-conference and conference sessions, MET members were able to gather information and extend their network to enhance their ability to tell the stories of military personnel and their families.

Our accredited online, interactive seminar capability and our Web site as well as our print and publishing capabilities will be used for the EFTT program throughout all of 2007. The project also includes an approved funding project for continuation of the program in 2007, at a specified level of $799,000, for expansion to the Air Force. Based on the success of our programs to date, we also have made a proposal for expansion of the program to the Navy and Marine Corps, and look forward to the possibility of development of this initiative for the reserve components of the Department of Defense as well as the Civilian Corps of the U.S. Military. We are actively pursuing this expansion.

Strategic Initiatives:

Our platform for growth is due in part to a number of marketing joint initiatives that have been entered into that allow EPGL to address target markets in a concentrated manner. Listed below are the key relationships we now have that are intended to result in additional revenue for the Company.

American Academy of Developmental Medicine and Dentistry (AADMD)

Further internal growth is expected to result from *Exceptional Parent* (*EP*) magazine being designated as the official publication of the American Academy of Developmental Medicine and Dentistry (AADMD), a professional medical society and national organization of doctors and dentists who have dedicated their efforts to providing "best practices" advice to caregivers on how to medically and dentally care for the special needs individual. Beginning with the July 2005 issue of *EP* magazine and continuing to the present, AADMD is providing peer-reviewed articles for the magazine and the opportunity for physicians to secure up to two credit hours of Continuing Medical Education (CME) per issue by completing a test that follows each designated article. Management believes that *EP* magazine is the first special-interest consumer publication in America to ever offer Category I CME credit to physicians. Our relationship with the AADMD is in addition to relationships we enjoy with numerous disabilities groups throughout the United States as well as with medical societies such as the Child Neurology Society (CNS).

It should also be noted that the AADMD and EPGL have an agreement to co-produce online seminars in 2006 and 2007. No other entity has this opportunity. The AADMD fully endorses the work of EPGL and of EPGL and Vemics, Inc., in their Joint Venture, relating to technology exclusivity in health care.

Of additional significance is that our chief executive officer and director, Joseph M. Valenzano, Jr., is the only non-physician to hold a board seat on the AADMD. Mr. Valenzano currently chairs the Executive Advisory Board of the AADMD. The Company is actively pursuing similar alliances with professional medical societies such as the American Academy of Cerebral Palsy and Developmental Medicine (AACPDM).

United States. Military: Exceptional Family Transitional Training (EFTT) Program

Funds received from the EFTT Program Appropriation have been used to provide ongoing education for military families and physicians caring for children with disabilities and special health care needs. We have hired veterans and civilian staff to assist in the implementation of this project and expect growth into other areas of the military, with a proposal for expansion of the program to the Navy and Marine Corps. We look forward to the possibility of development of this initiative for the reserve components of the Department of Defense as well as the Civilian Corps of the U.S. Military. We are actively pursuing this expansion. Preliminary discussions are also underway with the U.S. Coast Guard, which falls under the Office of Homeland Security.

It is our intent with the EFTT Program to build upon our existing relationships within the military community to bring timely and meaningful educational content both in print and on a Web-based delivery system to families and also to the physicians charged with their care. In this regard, we have already begun the process of exploring ways in which we can deliver high-quality educational content focused in the chronic disability and special needs area in cooperation with eight military installations, all of which have large-scale teaching hospitals and medical facilities. These facilities include Dewitt Hospital, at Fort Belvoir, Virginia; Brooke Army Medical Center, at Fort Sam Houston, Texas; Madigan Army Medical Center, at Fort Lewis, Washington; Blanchfield Army Community Hospital, at Fort Campbell, Kentucky; Womack Army Medical Center, at Fort Bragg, North Carolina; Tripler Army Medical Center, at Schofield Barracks, in Honolulu, Oahu, Hawaii; Landstuhl Regional Medical Center, near Kaiserslautern, in Germany; and several medical centers at Fort Drum, New York, along with the Uniformed Medical Services School in Bethesda, Maryland. This initiative represents a Cooperative Agreement with the U.S.

Army in the amount of $830,650, and such revenues would be recognized in accordance with the Company's existing accounting policy, which is to identify revenue streams consistent with our core services: subscriptions, page advertising, and special projects/custom communications and online Web-based programming.

We continue to train new sales staff capable of marketing the complete package of services the company now offers, both via print and online. These new sales personnel are receiving ongoing training to implement effective sales strategies and outcomes for EP. One of our new sales representatives is covering the Southwestern Sales territory and is based in Dallas, Texas. Our other new sales representative is covering the Northeastern and Southeastern territories and is based in Laurys Station, Pennsylvania.

To improve efficiency and allow for greater promotion of our magazine to stimulate subscription income, we have outsourced our entire circulation management to a firm specializing in this arena, ProCirc, based in Miami, Florida. The incremental cost of doing this is not material in relation to the costs to date. Previously, circulation management had been handled internally by our existing staff. Our business, with its multiple product lines and multimedia approach to publishing and communications, suggests that we might best be able to grow our existing paid circulation base under the direction of an experienced and professional circulation management team. This team can also oversee the shift to a smaller, more effective fulfillment firm, one more suited to the nature of our business, which is heavily involved in medical and healthcare-related activities. Accordingly, we have shifted compensation and related expenses to outside professional circulation services that have experience in both consumer as well as medical/professional publishing. The cost differential associated with this shift, as noted, is negligible but the potential for significant increases in paid circulation and related development activities, such as bundled advertising and sponsored bulk distribution of the monthly magazine, should yield higher revenue performance for us.

The agreement with ProCirc has been renewed but expires in the Fall of 2007. There are incentives built into the agreement to reward performance. It is important to note that increases in unit circulation will also result in increases in advertising, as we will be reaching a larger audience, which should justify increases in ad page sales from a larger number of ad page sales as well as ad page rate increases.

As mentioned earlier, in 2007, we have expanded our Disabilities Awareness Night™ (DAN™) programs, principally conducted in major league baseball parks, from 2002 to 2006, and continuing in 2007. Prior to this time, our programs were taking place in a limited number of National Basketball Association venues, minor league baseball parks and minor league hockey arenas. On May 23, 2005, and again in May 2006, in conjunction with the National Baseball Hall of Fame in Cooperstown, New York, we hosted prior to the annual Hall of Fame Game a ceremony honoring returning disabled veterans from Iraq and Afghanistan. This was done in conjunction with Walter Reed Army Medical Center and its Commanding General, who presented awards to returning veterans and their families selected for the honor. Also at that event, one of the honorees received his Purple Heart for wounds received in Iraq. In July 2007, we held our first DAN event at a racetrack, at New Hampshire International Speedway, in Loudon, New Hampshire, prior to the NASCAR Nextel Cup Race. Massachusetts Mutual Life Company sponsored this DAN event. This event included a Day of Military Distinction, and involved returning wounded Soldiers, Sailors, Airmen, and Marines from Walter Reed Army Medical Center. We plan to continue this DAN expansion to race tracks associated with NASCAR, and are test-marketing programs with two NBA teams as well as evaluating the feasibility of expanding into other sports venues such as NCAA Basketball.

We continue to provide education regarding Assistive Technology for people with disabilities, both physical and intellectual (e.g.: cerebral palsy and autism spectrum disorders). This includes the launch of our Consumer's Guide to Assistive Technology, written by leading authorities in the field.

We continue to publish monthly in *EP* magazine and on our Web site valuable information regarding Financial and Estate Planning for people with special needs and for families caring for children and adults with disabilities.

We continue to provide education regarding Mobility, including via the National Mobility Equipment Dealers Association (NMEDA) Guide to Mobility Products, which we publish each year. NMEDA is the

leading national authority on mobility products and services. *The Consumer's Guide to Mobility Equipment Dealers* was published in our June issue.

Our revenues are generated from the following activities:

Sale of Advertising Space in Exceptional Parent Magazine

This is driven by a number of factors, including our editorial content and focus. Our customers consist of large Fortune 500 companies: Ford, Chrysler, Kimberly Clark, Novartis Pharmaceuticals, Johnson & Johnson, Massachusetts Mutual Life Insurance Company, Verizon and Merrill Lynch. All purchase ad space in our publications to enhance awareness and image for their products and services and brand recognition for their names. Historically, revenues generated from the sale of advertising space have ranged from approximately $1.6 million to as high as $2.2 million in the past (1998).

Disability Awareness Night™ (DAN™) Programs at Major and Minor League Baseball Stadiums

This program generates revenue. Each of the DAN events is sponsored on a national basis by a leading sponsor, MassMutual Financial Group, followed by regional and local sponsorships. In 2006, for example, total revenues from this effort aggregated approximately $400,000. We have already signed the sponsorship agreement with our lead sponsor for 2007, and have commitments from other sponsors that will yield revenues in excess of $400,000 in 2007. This does not include any sponsorship revenues from other venues such as NBA games, NHL and Minor League Hockey games, which are still under discussion.

EP Bookstore

The EP Bookstore houses over 2,300 disability-specific books, DVDs, videos, and tapes dealing with a wide range of disability topics. We have been building this base for quite some time and are now poised to leverage its growth with some targeted marketing to specific market segments such as military bases and libraries across the nation.

The bulk of our bookstore has been built through negotiating with third party publishers such as Baker and Taylor and McGraw Hill. This has been done over a period of years and with great selectivity and sensitivity. We evaluate the extensive titles published by other book publishing companies and inquire about their sales. Based on the intelligence we obtain, we approach these companies, which roughly number about 90 and negotiate with them for bulk purchases of certain titles our Editorial Advisory Board indicates are consistent with our mission, goals and objectives. In many cases, we are able to negotiate consignment inventory. All of this is possible because large book publishers really do not have a good sense of the disability marketplace and/or the needs of specific targeted audiences whether consumer or professional in nature. We have this expertise and we went about building our bookstore of titles in specific disciplines. In the process of building this bookstore, we place importance in understanding the marketing requirements for reaching this audience and whether or not we believe we can do so effectively through our magazine, Web site and contacts within disability organizations and professional medical societies; and via distribution and sales at trade shows and conferences. The EP Bookstore also consists of book titles we own outright and exclusively. Examples of such titles include the following: *No Apologies for Ritalin* by Bhushan Gupta, MD; *and Patient Persistence* by Adele Gill, RN, and approximately five other titles. None has a material impact taken individually or collectively but the profit margins earned on these sales are approximately 30 percent while the profit margins on other titles are in the vicinity of 10 percent. Our decision to have a stake in book publishing is based on the fact that we receive countless number of requests to publish specific manuscripts as books. While most of these are rejected, the pipeline for such valuable information is of high importance to us because some of this can be turned into productive titles we can publish while others can serve as useful content for some of our other multi media publishing activities in print or online. We do not envision total revenues from our book operation to reach levels much beyond $500,000 per year with profit margins on the order of 15 percent.

Custom Publishing & Contract Publishing

Over the years, we have taken educational editorial series published in EP Magazine, had them reviewed by a panel of clinical thought and opinion leaders, edited and packaged into stand alone monographs focused on a specific subject area and distributed to key target market segments mutually identified by a project sponsor and ourselves. All of this work is completely funded under unrestricted educational grants secured from major pharmaceutical companies, medical equipment device manufacturers, consumer packaged goods companies and financial services companies. At all times, we adhere to strict ACCME Standards for medical education and strict standards that ensure the separation of that which is educational and that which is promotional in nature.

Online Interactive Educational Seminars

Another element in our product mix is the **EP** *LiveOnline*™ Interactive TV-Quality, Educational Seminars. This is a project that capitalizes on the relationships and credibility we have built with major professional medical societies as well as lay and consumer organizations representing the interests of people with disabilities. We have produced a total of twenty such seminars over the past three years and now are poised to offer these in concert with professional medical societies such as the AADMD, CNF and CNS. The fact that all of these seminars offer Continuing Medical Education (CME) accreditation for physicians, usually without fees, coupled with the fact that the physicians do not have to travel but can instead participate from the comfort of their homes or offices, helps to reduce costs and improve efficiency and educational results. To our knowledge, no other company in the United States offers the kind of comprehensive, authoritative, educational programming that is focused exclusively on chronic life-long conditions as we do. In addition, we do this by offering online, real-time, live, interactive, TV-quality information utilizing proprietary software and delivered over the Internet. We expect to conduct over 20 such seminars in 2007, in combination with our military initiative. We had four online seminars under contract as of December 30, 2005 extending through 2006 and actually delivered an additional four others in the arena of Hyperbaric Oxygen Therapy and Klinefelter Syndrome and other clinical topics. There are also several other proposals outstanding.

Results of Operations for the Period Ended June 30, 2007

Liquidity and Capital Resources

The cash flows from operations for the quarter ended June 30, 2007 were approximately equal to the operating requirements of the Company.

With an existing forecast of minimum revenues of $4,000,000 in 2007, management believes that with the operational cash to be generated and the retained working capital from our recent funding, the overall cash requirements of operations are expected to be met. While there is no absolute guarantee that we will generate the forecast revenues, management believes that both the revenue generation forecast and the additional funding received will meet the liquidity requirements of EPGL for 2007.

At the present level of operations, working capital requirements to sustain operations approximates $350,000 per month exclusive of any existing debt service that approximates an additional $7,000 per month. The Company is also benefiting from cost reduction measures implemented in the last quarter of 2006, especially from the elimination of office space in New Jersey and staff reductions.

It is management's estimate that with its existing working capital resources and the receipt of the contractual $500 thousand of investment capital through NIR, we will be able to meet the working capital requirements of operations for the coming six months.

Results of Operations

Reflected in the tables that follow are comparisons of revenue and sales and general administrative expenses for the three months ended June 30, 2007 and 2006 and the six month period ending June 30, 2007 and 2006 as well as commentary on significant variations noted between the periods.

	Three Months Ended June 30, 2007	Three Months Ended June 30, 2006	Six Months Ended June 30, 2007	Six Months Ended June 30, 2006
Revenue:				
Advertising revenue	$ 347,946	$ 354,089	$ 793,845	$ 885,241
Subscription revenue	196,233	71,625	392,325	158,739
On line seminars	53,667	15,670	53,667	41,170
Book sales	50,116	8,645	70,970	21,031
Special projects	159,331	101,694	411,473	418,094
Other revenue	2,142	9,600	86,605	14,870
Revenue	$ 809,435	$ 561,323	$ 1,808,885	$ 1,539,145

Revenues for the three months ended June 30, 2007, as compared to the same period in 2006, increased by approximately $248,000. The largest component of the increase was a $125,000 gain in subscription revenue. This gain was primarily a direct result of the U.S. Army contract. On-line seminars increased by $38,000 over 2006 and book sales increased by $41,500 for the second quarter 2007. Advertising revenue decreased by $6,000 for the quarter. Over the final two quarters of 2007, $343,000 of online deferred revenue, $101,000 of deferred DAN revenue and $269,000 of deferred military subscription revenue will be realized. The first six months of 2007 show an increase in revenues of $269,700 over the same period in 2006. In essence, this constitutes $713,000 of income not yet recognized, but reflected as deferred income under current liabilities in our financial statements. Notwithstanding this revenue-recognition effect, the first six months of 2007 show an increase in revenues of $269,700 over the same period in 2006.

Operating Expenses Including Cost of Sales

For the quarter ended June 30, 2007, cost of sales increased by approximately $154,000 as compared to June 30, 2006. The increase is primarily due to increases in magazine production costs as well as the additional military editorial salary expenses.

Commentary on the significant variations in selling, general and administrative expense follow the table that is noted below.

	Three Months Ended June 30, 2007	Three Months Ended June 30, 2006	Six Months Ended June 30, 2007	Six Months Ended June 30, 2006
Selling general and administrative expenses:				
Salaries and Benefits	$ 373,454	$ 276,249	$ 512,107	$ 551,477
Business Travel	47,757	78,457	110,993	127,056
Legal	30,036	32,349	50,435	43,827
Office Expenses	44,831	70,777	95,031	156,619
Information Technology	15,769	14,808	31,829	27,236
Business Development	-	2,487	-	6,825
Consultants	-	30,150	150	28,812
Investor Relations	-	12,439	-	24,902
Sales and Marketing	13,874	9,937	31,116	22,004
Professional Fees	64,652	11,498	116,498	68,649
Other G&A	46,240	56,583	159,856	125,819
Selling, general and administrative expenses	$ 636,613	$ 595,734	$ 1,108,015	$ 1,183,226

The significant variations in the components of selling, general and administrative expense are discussed below.

Salaries and benefits increased by approximately $97,000 for the quarter ended June 30, 2007. This was a result of deferring salary expense related to online seminars and DAN events in the 1st quarter that took place in the second quarter. Office expense decreased by approximately $26,000 over the same period for 2006. This was due to the closing of the New Jersey office and relocation of the Johnstown office. Business travel decreased approximately $31,000 due to selective trade show attendance. Professional Fees have increased for the quarter by $53,000 due to transitional work with new staffing at EP and our outside auditors and SEC advisor. Overall selling, general and administrative expenses have increased by $41,000

for the quarter ended June 30, 2007 but continue to be below 2006 levels for the year by a favorable $75,000.

Interest, Depreciation and Amortization

Interest expense has increased in the first six months of 2007 compared to 2006 by approximately $63,000 due to the increase in NIR funding. Of this increase, $33,000 was recorded in the second quarter and $30,000 was recorded in the first quarter of 2007.

Depreciation and amortization expense have increased by approximately $35,000 in the first six months of 2007 compared to the first six months of 2006. Of this increase, approximately $17,000 was recorded in the second quarter and $18,000 was recorded in the first quarter of 2007.

Taxes

We reflected no provision for income taxes in the first six months of 2007 because of the availability of a significant net operating loss carryforward to offset any taxable income.

Debt Expenses

In accordance with Emerging Issues Task Force Topic 00-27 and SFAS 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity," the Company performed calculations allocating the proceeds from the issuance of convertible debt with detachable warrants and the beneficial conversion privileges to each respective security at their fair values. The Company referred to SFAS 133, "Accounting for Derivative Instruments and Hedging Activities", and EITF 00-19 "Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company's Own Stock", in determining whether the conversion option is an embedded derivative instrument. In the case of the detachable warrants and the beneficial conversion privileges, the Company concluded the fair value was nil; accordingly, the entire amount recorded as a liability was associated with the convertible debt. The calculated fair value of the convertible debt of $4,734,712 was recorded as a long-term liability as of June 30, 2007. The convertible debt will be accreted to its face value of $6.3 million under the interest method until it is either converted or matures. As of June 30, 2007, the total accretion was $494,220 (of which $100,158 was recorded in the second quarter and $87,200 was recorded in the first quarter of 2007). Separately, the holder of the note exercised conversion privileges for 96,300,000 shares of common stock, thereby reducing the amount of the debt by $109,258.

We incurred debt issue costs of $492,000 relating to their convertible notes and will be expensed over the term of the convertible debt.

Off Balance Sheet Arrangements

None

BUSINESS - OUR COMPANY

A SUMMARY OF WHAT WE DO

Background

We were incorporated in the State of Delaware in November 1999, under the name East Coast Airlines, Inc. ("ECA"), which was established to become a fully certified Federal Aviation Regulation Part 121 air carrier. The original business plan was to provide scheduled air service to small and medium-sized markets that had experienced either a total or partial loss of air service as a result of shifts in emphasis by major airlines and their regional counterparts. We expected to operate as an independent carrier and serve select markets in the Northeast United States.

In June 2000, we filed a Form 10-SB Registration Statement with the SEC to register our common stock under the Securities Act of 1933, as amended (the "1933 Act"), which became effective in July 2000. The tragic events of September 11, 2001, severely affected the airline industry and impeded ECA's efforts to finance its business plan. In the months following September 11, 2001, security concerns caused airline ridership to plummet, and as a consequence reduced, in management's opinion, the potential for a successful launch of the airline. The ensuing decline in the United States economy also created a significant impairment to the successful implementation of our original business plan.

As a consequence of the events of September 11, management commenced its new plan to identify a strategic partner with whom it could develop a business relationship through either a joint venture, acquisition, merger, or share exchange transaction. In February 2003, preliminary discussions began with a private entity to enact a consolidation through either a merger or acquisition transaction.

On November 28, 2003, pursuant to unanimous adoption by the Boards of Directors of Psy-Ed Corporation (Psy-Ed) and East Coast Airlines, Inc., the companies entered into a Share Acquisition Agreement that authorized ECA to offer 173 shares of our common stock for each share of Psy-Ed common stock held of record by all Psy-Ed Stockholders.

A summary of the material terms and conditions of the offering are as follows:

Psy-Ed Stockholders were offered 173 of our common shares for each common share of Psy-Ed owned of record. We reduced our outstanding common shares to 7,265,932 from 19,113,400 common shares. We amended our Certificate of Incorporation, increasing our authorized common shares from 20,000,000 to 60,000,000. We changed our corporate name to "EP Global Communications, Inc.," our present name. The members of the Board of Directors of ECA resigned, and the nominees of Psy-Ed were appointed to the Board of Directors of the new parent company, EP Global Communications, Inc., with Joseph M. Valenzano, Jr., becoming our President and CEO. Psy-Ed became our wholly owned subsidiary corporation.

Psy-Ed Stockholders owning 75,208 of the Psy-Ed common shares exchanged their Psy-Ed common shares for our common shares. We issued an aggregate of 13,010,984 common shares to the Psy-Ed Stockholders. The share exchange resulted in Psy-Ed Shareholders owning approximately 65% of our outstanding common stock. Psy-Ed has become our wholly owned subsidiary.

The current board of directors consists of the following members, ratified by a shareholders vote in December 2006: (1) Joseph M. Valenzano, Jr.; (2) Donald Chadwick; (3) Dr. David Hirsch; (4) William Bliel; (5) Rear Admiral Raymond C. Smith (Retired); and (6) Diane Jones.

About Us

Having completed this acquisition, we became a global communications company dedicated to providing information for people with disabilities and special health care needs. Our mission is to provide practical advice and emotional support to families and caregivers of children and adults with disabilities and special

health care needs and to the physicians, allied health care professionals and teachers involved in their care and development. This now includes our work with the United States Military and its Exceptional Family Member Program (EFMP), under a contract with the United States Army entered into in late 2006.

Our 36-year-old flagship publication, *Exceptional Parent* (*EP*) magazine, provides the foundation of what we do. In 2003, we received the New Freedom Initiative Award from the Jim Mullen Foundation in Chicago, symbolic of the Best Publication and Web Site in the Nation for People with Special Needs. *EP* magazine was also the recipient of Three Gold Medals for Editorial Excellence from FOLIO: at the Magazine Publishers Association Awards Dinner in New York, and three Gold Medals for Excellence in Journalism from the Consumer Health Publishing Association of America for our work in the areas of Epilepsy, Newborn Screening, and Mitochondrial and Metabolic Disorders. In November 2003, *EP* magazine received the Distinguished Service Award from the Epilepsy Foundation of New Jersey for our work on behalf of people with epilepsy. Joseph M. Valenzano, Jr., our President and CEO, is the recipient of numerous awards for his efforts on behalf of people with disabilities and special needs, including the Distinguished Service Award from the Fragile X Foundation, given to him by General James L. Jones, former Commandant of the Marine Corps and retired Supreme Allied Commander of NATO Forces. Mr. Valenzano has also received citations from Senator Frank Lautenberg of New Jersey for his work in autism and is the recipient of the 2007 Theresa Foundation Award, which will be conferred on him in May 2007. Working with the leaders in the field, we have established strategic relationships with major professional medical societies and lay organizations serving people with special needs.

Over the years, we have focused our editorial content on the key issues affecting our audience and have worked to provide them with important information on topics such as the spectrum of autistic disorders; the Individuals with Disabilities Education Act (IDEA) Reauthorization; the No Child Left Behind Act; epilepsy and complex seizure disorders; Attention Deficit Hyperactivity Disorder (ADHD); and the latest developments in mobility, assistive technology, and communication devices. Among many other features, we have produced a Consumers Guide to Assistive Technology and A Consumers Guide to Mobility, and have conducted a twelve-part educational series on epilepsy that has spanned two calendar years and will conclude in September 2007.

We also expanded our coverage of key areas in the disabilities arena with added columns, including Tech-Scapes and IDEA Notebook, as well as continuing series on autism, financial planning, and adaptive physical sports and recreation for people with disabilities. In addition, we have continued our efforts to expand awareness of the benefits of expanded newborn screening using tandem mass spectrometry (MS/MS). Our President and CEO, Joseph M. Valenzano, Jr., and our Editor in Chief, Rick Rader, MD, are frequent speakers on this subject at major professional medical society and consumer disabilities conferences across the nation. We have also recommended that expanded newborn screening be embraced by the U.S. Military, eliciting the support of the Exceptional Family Member Program (EFMP) and additional support through meetings with military health care professionals. We were instrumental in pushing this forward in the state of Tennessee. In early 2006, the American Society for Medical Genetics came forward with a position and recommendation that all newborns be screened for all known inborn errors of metabolism, and this has helped move the adoption of MS/MS forward in some states. But there still exist great disparities, which we hope through persistent education and awareness to help eliminate.

In 2006, we expanded our unique Disability Awareness Night™ (DAN™) Program to both Major League and Minor League Baseball teams. Thirty-six DAN events were held in 2006, including our second annual Disability Awareness Night of Military Distinction, at the Hall of Fame Game, in Cooperstown, New York, in partnership with the National Baseball Hall of Fame. In 2007, we will produce approximately 40 such DAN events, including our third annual Disability Awareness Night of Military Distinction Hall of Fame Game in Cooperstown, on May 21. The DAN Program began with just two teams in 2002, the New York Yankees and the Boston Red Sox, and has enjoyed significant growth since then, with a major National Sponsor, Massachusetts Mutual Life Insurance Company, and other regional Sponsors such as CVS, Genzyme, Volvo, and Shire Pharmaceuticals. Each DAN event includes a pre-game ceremony honoring people who, by virtue of how they have lived their lives in the face of adversity, or by how they have dedicated their lives to helping others, serve as an inspiration for all of us. These individuals are honored on the field in a brief ceremony just prior to the singing of the National Anthem. Past honorees include

individuals such as General James L. Jones, former 32nd Commandant of the Marine Corps and retired Supreme Allied Commander of NATO Forces; his wife Diane Jones; and their daughter Jennifer, who has Fragile X. General Jones and his wife Diane are steadfast supporters of the military Exceptional Family Member Program (EFMP). Other past DAN honorees include Eunice Kennedy Shriver, founder of International Special Olympics; Travis Roy; Dr. Darryl De Vivo, world-renowned specialist in the field of mitochondrial and metabolic disorders; Piero Rinaldo, MD, PhD, Director of the Human Genetics Department at the Mayo Clinic and a pioneer in the field of expanded newborn screening; actress Geri Jewell; and others. In early 2007, we have expanded into race tracks associated with NASCAR, as a new venue, are test marketing programs with two NBA teams, and are evaluating the feasibility of expanding into other sports venues.

EP Global Communications, Inc. (EPGL), and Vemics, Inc., have a Joint Venture agreement wherein EPGL is the exclusive provider of live, online, interactive, TV-quality educational systems in the disabilities arena wordwide. Vemics is the creator of this proprietary technology that offers the ability to do live, online, point-to-point educational programs, accessing and including up to as many as ninety sites/locations simultaneously. In 2006, supported by a pharmaceutical company, we delivered four such programs, dealing with Spasticity Management. In 2007, we will deliver six such programs, each focusing on areas of spasticity diagnosis and management, and again supported by a pharmaceutical company. Additionally, we have expanded this resource into other subject areas, delivering programs in the financial services sector, and on Hyperbaric Oxygen Therapy and epilepsy. All of our programs delivered into the clinical arena include valuable Continuing Medical Education (CME) Credits and often Continuing Education Units (CEU) for allied health care professionals and educators. Our system of providing these high-quality online CME/CEU-accredited seminars allows them to be digitized and stored electronically for future access on our Web site, http://www.eparent.com. These programs are focused exclusively in the arena of chronic life-long disabilities and conditions as opposed to disease states. This delivery system represents a unique and valuable way to expand knowledge in this field, filling a major void that exists because of the lack of such training in the nation's medical schools. Over the past two years, we have delivered a total of 12 online seminars dealing with a range of topics such as childhood movement disorders; the management and control of refractory seizures in people with mental retardation and developmental disabilities; managing pediatric gait deficiencies utilizing dynamic bracing; attention deficit hyperactivity disorder (ADHD); lysosomal storage disorders; and newborn screening. The four online seminars on spasticity and movement disorders were endorsed by the Child Neurology Society (CNS) as well as the American Academy of Developmental Medicine and Dentistry (AADMD). It is important to note that in July 2005, the AADMD formally recognized *EP* magazine as the official publication of the AADMD. Of additional significance is that we now also offer CME accreditation through *EP* magazine itself, making *EP* the only special-interest consumer publication in the nation to bear the endorsement of a professional medical society and to offer Category I CME accreditation for physicians. It is a level of respect and honor we value immensely, and it offers us the opportunity to expand our programs into the mainstream pharmaceutical and medical equipment arenas.

In *EP's* January 2005 Annual Resource Guide, EP was designated as the exclusive publisher of The President's Report on People with Intellectual Disabilities, through the President's Committee for People with Intellectual Disabilities (PCPID) – formerly known as the President's Committee on People with Mental Retardation, complete with the seal of the office of the President of the United States of America, which appears on the cover of the 2005 Annual Resource Guide. In 2007, we were asked by Dr. Margaret Giannini of the Health and Human Services Office on Disability to publish the Consumer Edition of the Surgeon General's Report "To Improve the Health and Wellness of Persons with Disabilities." The full text of this report was printed in its entirety in our January 2007 Annual Resource Guide and has received wide acclaim.

Over the years, we have become an authority in the disabilities and special health care needs arena and have in place the following attributes:

- An authoritative, proprietary monthly publication read by physicians, educators, nurses, therapists and families alike and endorsed by professional medical societies and lay organizations, offering Category I CME accreditation

- A Custom Communications Business with the capability of producing clinical (and other) publications on a wide range of disorders. Examples of these include: A Primary Care Physicians Guide to Mitochondrial and Metabolic Disorders; A Parent's Guide to Mitochondrial and Metabolic Disorders; End Stage Renal Disease: A Primer for Nurses, Dieticians, Physicians and Patients; What Families Need to Know About Childhood Seizures; Epilepsy: New Patterns of Care for the Twenty-First Century; Childhood Movement Disorders; Positive Perspectives for Cerebral Palsy; Oral Health Care for People with Disabilities; Universal Newborn Screening (which has won world-wide acclaim); New Hope for People with Epilepsy: The Vagus Nerve Stimulator; and many others

- A Web site (http://www.eparent.com) with over 2.0 million visits per month and which is presently undergoing a redesign with significant improvements scheduled for launch in May 2007

- We participate in a Joint Venture with Vemics, Inc., (Vemics stands for visually Enhanced Multi-Point Interactive Communications System) which is rapidly becoming embraced by major companies and organizations. That Joint Venture is known as **EP** *LiveOnline*™. In addition to the clinical seminars we have done and continue to do, our systems have been purchased by the Secretary of Education for the State of Pennsylvania and installed in 29 District Offices; by Massachusetts Mutual Life Insurance Company for its General Agent offices and headquarters locations and by various other research based entities, all of whom have found the use of the system an effective communications tool which reduces substantially the need for excessive and costly travel. Indeed, our own company utilizes the Vemics technology for online sales meetings and on occasion to interact with Board Members and to conduct interviews.

- A reference library – The EP Bookstore - available for sale to the public with one of the largest arrays of disability and special needs books in the industry (over 1,800 titles)

- Strategic Alliances with virtually every major professional society and consumer/family support group/organization and association in the field including: The American Academy of Pediatrics (AAP); the Child Neurology Society (CNS); the American Academy of Developmental Medicine and Dentistry (AADMD); the International Medical Dystonia Research Foundation; Spina Bifida Association of America; Special Olympics International; United Cerebral Palsy Foundation for Education and Research; Governmental bodies such as: The National Institutes of Health; the Centers for Disease Control & Prevention; U.S. Department of Education and the Office of Special Education and Rehabilitation; Department of Defense and the U.S. Military Exceptional Family Member Program (EFMP); the Military Child Education Coalition; the International Dyslexia Association; the National Multiple Sclerosis Society; Family Voices; Fragile X Foundation; Cure Autism Now; Autism Society of America; National Alliance for Autism Research; Epilepsy Foundation; Children with Attention Deficit Hyperactivity Disorder; and a host of other organizations and associations whose reach into the special health care needs market is enormous.

The business mission of EP Global Communications, Inc. is to continue to grow as a multi-media communications company leveraging its core strengths and serving the needs of specific Professional Medical, Healthcare, Technology, Financial Planning and Consumer target-niche market segments in the disabilities and special needs arena from infancy to geriatrics. Our goal is simply to make a positive difference in the lives of people with disabilities and special needs and all those who are involved in their care and development. Tactically, we seek to accomplish this by utilizing a multi-media approach to communications that includes print, online/interactive services and the Internet, customized reports, exhibits, conferences, and books. (See our Circle Business Strategy, illustration right.)

Products and Services

The following is a list of our products and services:

Sale of Advertising Space in Exceptional Parent Magazine: This is driven by a number of factors, including our editorial content and focus. Our customers consist of large Fortune 500 companies: Ford, Chrysler, Kimberly Clark, UCB Pharmaceuticals, Valeant Pharaceuticals, Johnson & Johnson, Massachusetts Mutual Life Insurance Company, Verizon and Merrill Lynch. All purchase ad space in our

publications to enhance awareness and image for their products and services and brand recognition for their names.

Disability Awareness Night™ (DAN™) Programs at Major and Minor League Baseball Stadiums: This program generates revenue. Each of these DAN Events is sponsored on a national basis by a leading sponsor, MassMutual Financial Group followed by regional and local sponsorships. In 2006 for example, total revenues from this effort aggregated approximately $400,000. We have executed the sponsorship agreement with our lead sponsor for 2007 and have commitments from other sponsors that will yield revenues well in excess of $400,000 in 2007. This does not include any sponsorship revenues from other venues such as the NBA and NHL, as well as various tracks running NASCAR races – we are in the process of financial arrangements to associate ourselves with certain NASCAR tracks.

EP Bookstore: The EP Bookstore houses approximately 1,800 disability-specific books and videotapes dealing with a wide range of disability topics. We have been building this base for quite some time and are now poised to leverage its growth with some targeted marketing to specific market segments such as military bases and libraries across the nation.

Custom Publishing & Contract Publishing: Over the years, we have assembled educational editorial series published in EP Magazine, had them reviewed by a panel of clinical thought and opinion leaders, edited and packaged into stand alone monographs focused on a specific subject area and distributed to key target market segments mutually identified by a project sponsor and ourselves. All of this work is completely funded under unrestricted educational grants secured from major pharmaceutical companies, medical equipment device manufacturers, consumer packaged goods companies and financial services companies. In the medical arena, at all times, we adhere to strict ACCME Standards for medical education and strict standards that ensure the separation of that which is educational and that which is promotional in nature. An example, purely for illustrative purposes, might proceed along the following lines:

A series is published on a given subject, e.g. movement disorders or infantile spasms, featuring the very best medical and scientific research authorities we can identify. The series might be three, four or six consecutive articles in EP magazine, each one focused on a specific area.

Once complete, the series is then reviewed by a separate panel of experts to ensure that it is adequate and or needs additional bolstering if it is to be packaged as a stand-alone monograph. Additional content may or may not be recommended and we would then take it forward to the sponsor/grantor.

The sponsor/grantor will decide whether to proceed with the development of a stand-alone monograph. We would price the project to include paper, printing, distribution costs, packaging, etc. A price quote will be provided to the sponsor inclusive of our profit margin.

The project will be produced and implemented as a turn-key project and disseminated to a target audience that is likely to include physicians, allied health care professionals and consumers and likely to also include the endorsement and support of major consumer and professional organizations.

Online Interactive Educational Seminars: Another element in our product mix is **EP** *LiveOnline*™, a Joint Venture between EPGL and Vemics, Inc., providing live, interactive, TV-quality educational seminars. This is a project that capitalizes on the relationships and credibility we have built with major professional medical societies as well as lay and consumer organizations representing the interests of people with disabilities. We have produced a total of 20 such seminars over the past three years and now are poised to offer these in concert with professional medical societies such as the AADMD. The fact that all of these seminars offer CME accreditation for physicians usually without fees, coupled with the fact that attendees and presenters/faculty do not have to travel but can instead participate from the comforts of their homes or offices, help to reduce costs and improve efficiency and educational results. To our knowledge, no other company in the United States offers the kind of comprehensive authoritative educational programming focused exclusively on chronic life long conditions as we do. In addition, we do this by offering online real time live interactive TV quality manner utilizing proprietary software and delivered over the Internet. Finally, all content is archived and stored electronically for future use and dissemination

Competition

The following publications represent competition:

(1) C2 Publishing/ABILITY MAGAZINE; Audience – Americans with disabilities, Lifestyle, consumer

(2) Equal Opportunity Publications/CAREERS AND THE DISABLED; Audience - People with disabilities who are at the undergraduate, graduate or professional level

(3) No Limits Comm., Inc./NEW MOBILITY; Audience – Wheelchair Users

(4) Challenge Publications, Ltd./PALAESTRA; Audience – People with disabilities participating in Sports, Physical Education, and Recreation; Coaches

(5) Paralyzed Veterans of America/PN News & info for people who use wheelchairs

(6) Muscular Dystrophy Assoc/QUEST; Audience – Primarily people with any of 43 neuromuscular diseases in MDA program; also read by 1000s of physicians, clinicians, therapists, and other medical care providers

(7) New Mobility Magazine - primarily a dealer oriented publication with limited editorial and focused exclusively on mobility issues

There are no other competitors doing Disability Awareness Night Programs, Custom Clinical Monographs or online interactive CME accredited educational programs and none that are endorsed by a professional medical society.

(7) Paralyzed Veterans of America/SPORTS 'N SPOKES; Audience – Wheelchair Users - sports and recreation

(8) Special Living Magazine/SPECIALIVING Magazine; Audience – Physically disabled individuals looking for new products and means to make life easier and better.

(9) Caregiver Media Group/TODAY'S CAREGIVER; Audience - Caregivers

The following medical education companies are our competition:

AAF-MED
CME and CE accredited provider
660 White Plains Rd., Ste. 535
Tarrytown, NY 10591
1-800-247-7615
www.aafmed.com

CME and CE accredited provider that specializes in symposia, teleconferences, internet programs, algorithms, monographs, video-and audiotapes.

Academy for Healthcare Education
Division of The Impact Group
330 Madison Ave., 21st Floor
New York, NY 10017
212-490-2300
www.ahe.edu

Develops CME/CPE-certified programs for physicians and pharmacists, including regional, local, and satellite symposia. Also develops enduring materials such as monographs and multimedia programs, including websites, audioconferences, and videoconferences.

Advanstar Medical Economics
Five Paragon Drive
Montvale, NJ 07645
888-581-8052
www.advanstarhealthcare.com
CME/CE and non CME/CE accredited meetings and symposia, conferences and market research.

Alpha & Omega Worldwide, LLC
370 Campus Drive
Somerset, NJ 08873
888-999-9672
www.alpha-and-omega-llc.com
Designs and implements medical education and non-traditional communication programs including CME.

Center for Bio-Medical Communication, Inc.
433 Hackensack Avenue
9th Floor
Hackensack, NJ 07601
201-342-5300
www.cbcbiomed.com
A full service medical education (CME) provider

The Chatham Institute
26 Main Street, 3rd Floor
Chatham, NJ 07928-2402
800-381-4012
Accredited provider of medical, pharmacy and nursing continuing education.

CPE Communications
84 Headquarters Plaza
West Tower, 6th Floor
Morristown, NJ 07960
973-971-0700
www.cpeducate.com
Full-service medical education group that brings scientific expertise and strategic solutions to the planning, promotion and implementation of education programs.

DiMedix, LLC
34 Mountain Blvd.
Suite 202
Warren, NJ 07059
800-465-8870
www.dimedix.com
A full-service medical education company specializing in the design, development, and execution of CME/CE education programs.

The Hatherleigh Company, Ltd.
800-367-2550
5-22 46th Avenue
Suite 200
Long Island City, NY 11101
800-367-2550

www.hatherleigh.com
CME and CE distance learning activities for physicians, nurses, and allied health professionals.

Health Learning Systems
155 Route 46 West
Wayne, NJ 07470
973-785-8500
www.commonhealth.com
Creates comprehensive and groundbreaking medical education solutions.

Impact Communications
330 Madison Ave., 21st Floor
New York, NY 10017
800-490-2300
www.impactgroup1.com
Specializes in developing and implementing CME/CPE-certified and non-certified programs for physicians, allied healthcare professionals, and patients.

Thomson Interphase
5 Paragon Drive
Montvale, NJ 07646-1742
201-358-7400
Full-service company dedicated to delivering timely, academically rigorous continuing medical education activities.

IntraMed
230 Park Avenue South
New York, NY 10003-1566
212-614-3800
Specializes in developing and managing educational programs intended for healthcare professionals, patients, families of patients and other caregivers.

Network for Continuing Medical Education
One Harmon Plaza
Secaucus, NJ 07094
800-223-0433
www.ncme.com
Independent, full-service, ACCME-accredited medical communications company that has been providing medical education to physicians & other healthcare professionals since 1965.

Spectrum Healthcare Communications
1140 Route 22 East. Ste. 201
Bridgewater, NJ 08807
800-922-0949
www.impactgroup1.com
Specializes in developing and implementing CME/CPE-certified and non-certified programs for physicians, allied healthcare professionals and patients.

Although the above companies may be deemed to be our competition, none of the above companies focus on chronic life long conditions and disabilities in the manner that we do. None offer content that spans the spectrum of disabilities from infancy to seniors nor the multi-media approach used in disseminating this content. In addition, *EP* magazine is the only special-interest consumer publication serving the special needs marketplace that has been accorded the privilege of offering Continuing Medical Education (CME) credits to physicians, and that is endorsed by a professional medical society. Both of these distinctions have been conferred by the American Academy of Developmental Medicine and Dentistry (AADMD).

Material Agreements

(1) Printing Contract with Transcontinental Printing & Graphics, Inc. – this agreement was originally signed with Exceptional Parent magazine in 1999. It was for a five-year period commencing October 1, 1999 and ending on October 1, 2004. In July 2004, it was extended for an additional five years to October 2009, in the form of a letter received from Transcontinental. It provides for the printing of our monthly publication called "Exceptional Parent."

(2) EBSCO (Elton B. Stephens Company) Publishing, Inc., License Agreement – we executed this agreement on October 1, 2005 but have not received an executed agreement from EBSCO Publishing, Inc. This agreement is for a 3-year term with successive one year renewals unless either party provides notice of non-renewal 90 days prior to the expiration of the present term. This agreement provides a license for the content of our publications to be disseminated by EBSCO Publishing, Inc. EBSCO agrees to pay us royalties, on a quarterly basis, equal to 20% of the net revenue collected on products sold by them.

(3) Previously, Booke and Company, Inc. Investor Relations Agreement – The arrangement with Booke and Company has officially ended, effective December 31, 2006.

(4) Vemics, Inc. Agreement – On December 8, 2005, we entered into an exclusive Joint Venture agreement (the Agreement) with Vemics, Inc. (Vemics), whereby Vemics and EP will undertake to jointly provide an Internet-based, online interactive TV-quality communication system for the delivery of educational/training content and business meetings. Pursuant to the Agreement, we will (i) market and resell Vemics services to our customers and sponsors in the special needs market; and, (ii) utilize exclusively the Vemics system in providing our customers and sponsors with live, online, interactive Internet-based educational/training content and business meetings. Vemics has appointed us to act as its exclusive global representative in this capacity, and has granted us a license to provide Vemics services, software, and documentation to our customers. Vemics will provide us with sales and marketing literature, as well as training sessions for our sales and technical personnel. Vemics will also provide customer support services to our customers and to us. Vemics and EP will share equally among the profits after all direct expenses are paid, from fees paid by our customers and sponsors in connection with the services rendered as provided by the Agreement. EP Global Communications, Inc., will report all revenues as a component of its financial reporting. The agreement shall remain in force until November 1, 2007 (the Initial Term). Upon the expiration of the Initial Term, the Agreement will automatically renew for one additional term of three years (Renewal Term) unless and until either party notifies the other party of termination, in writing. The Agreement may be terminated by either party upon default or insolvency of the other party.

(5) ProCirc, LLC. Circulation Services Agreement – Effective November 11, 2005, we signed a Circulation Services Agreement with ProCirc, LLC whereby ProCirc will perform circulation services for us. The agreement commenced on December 1, 2005 and terminates on November 30, 2006. It shall automatically renew for successive one-year periods starting on December 1, 2006, unless either party terminates the Agreement on 90 days prior written notice before the end of any term. We are required to pay ProCirc the sum of $7,000 per month for basic services under the agreement for the first 12 months of the agreement. The ProCirc Agreement was renewed for one year at a rate of $5,500 per month and expires on November 30, 2007.

(6) On November 28, 2006, the Company entered into an agreement with the United States Army for a U.S. Army Research Project, entitled Exceptional Family Training and Transitioning Program, focusing on education and training in the developmental and special healthcare needs arena. The contract, which is worth over $800,000, will be paid in installments and will be effective from December 1, 2006 through December 31, 2007. Under the terms of the agreement, EP Global Communications Inc., will be working with the U.S. Army Medical Corps (USA-Medical Corps) and the Exceptional Family Member Program (USA-EFMP) Managers and Families by providing a special U.S. Army section of *Exceptional Parent* (*EP*) magazine, developing and implementing a series of online Continuing Medical Education (CME) and Continuing Education Units (CEU)-accredited live, online, interactive, TV-quality seminars on a variety of disability-specific topics and by providing selections from the EP Bookstore to be delivered to specified U.S. Army installations and special needs families.

Upon commencement following a needs assessment meeting with representatives of the Department of Defense (DoD) Exceptional Family Member Program (EFMP), U.S. Army, USA Medical Corps, and other interested parties, EP Global Communications, Inc., and USA-EFMP are implementing and distributing plan goals. Up to eight military installations with large hospital and rehabilitation facilities are identified as the target DoD recipients of this information, and these centers will be key sites for measuring the effectiveness of this research undertaking. Beginning in January 2007, EPGL delivered its annual resource guide, and beginning in February 2007, EPGL began delivering copies of EP to the designated military installations.

EP Global will also be working with the USA-EFMP Managers, USA Medical Corps, and professional medical societies such as the American Academy of Developmental Medicine and Dentistry (AADMD) in developing and executing up to six Continuing Medical Education (CME) and Continuing Education Units (CEU)-accredited live, online, interactive, TV-quality seminars to EFMP families, Army Medical Staff and others in the arena of developmental disabilities. The topics and focus of these seminars will be determined by the special needs assessment by the USA-EFMP delegates, who will be working in concert with EP Global Communications, Inc., and its associated partners, AADMD, and Vemics, Inc.

On September 23, 2005, we completed financing agreements by executing a securities purchase agreement with the following entities: AJW Partners, LLC, AJW Offshore, Ltd., AJW Qualified Partners, LLC and New Millenium Capital Partners II, LLC. Under the securities purchase agreement, we will issue up to $3,720,000 in callable secured convertible notes. The notes are convertible into shares of our common stock. The conversion price is based on the lesser of $0.12 or the average of the lowest 3 intra-day trading prices during the 20 trading days immediately prior to the conversion date, discounted by 40%. The timing of the conversion is at the option of the holder. The notes are secured by a grant of a general security interest in all of our assets both tangible and intangible. In addition, our officer and director, Joseph Valenzano individually pledged 3,371,093 shares of our common stock.

In addition, we are to issue stock purchase warrants convertible into shares of our common stock on a one-for-one basis. The exercise price is $.15 and the term of the warrants is 5 years.

A private investment firm, Westminster Securities Corporation, based in New York City, received a commission of $240,000 (8% of the net proceeds of $3,000,000) for arranging for this financing.

To date, we have received net proceeds of $3,000,000 under the terms of the securities purchase agreement which represents the total commitment for funding from the group identified above.

In August 2006, we completed a secondary financing agreement with NIR, LLC, by executing a securities purchase agreement with the following entities: AJW Partners, LLC; AJW Offshore, Ltd.; AJW Qualified Partners, LLC; and New Millenium Capital Partners II, LLC. Under the securities purchase agreement, we will issue up to $2,600,000 in callable secured convertible notes. The notes are convertible into shares of our common stock. The conversion price is based on the lesser of $0.05 or the average of the lowest three intra-day trading prices during the 20 trading days immediately prior to the conversion date, discounted by 40%. The timing of the conversion is at the option of the holder. The notes are secured by a grant of a general security interest in all of our assets both tangible and intangible. In addition, we are to issue stock purchase warrants convertible into shares of our common stock on a one-for-one basis. The exercise price is $.01, and the term of the warrants is five years.

To date, we have received net proceeds of $1,300,000 of the $2,000,000 committed, with the balance to be paid to us in equal installments of $100,000 through November 2007, under the terms of the securities purchase agreement, which represents the total commitment for funding from the group identified above.

Governmental Regulation

Our business is not subject to any governmental regulations.

Intellectual Property

We do not have any patents. We have registered trademarks for the following: Disability Awareness Night (DAN); EP Symbol of Excellence; EP Global Communications, Inc.; and Disability World Communications.

Employees

As of April 14, 2007, we have 24 full-time employees and 4 part-time employees. We have never had a work stoppage, and no employees are represented under collective bargaining agreements. We consider our relations with our employees to be good. We have entered into an employment agreement with our chief executive officer and director.

DESCRIPTION OF PROPERTY

We consolidated our office space in 2006 into one central location from which our business is conducted. We currently operate our business from one (1) corporate office located as follows: (1) corporate headquarters at 416 Main Street, Johnstown, Pennsylvania 15901, telephone number (814) 361-3860. The lease agreement for this space is from December 1, 2006 through December 31, 2009. The monthly base rent payment for the initial year of the lease is $3,400. During the previous year, our monthly rent payments for base rent and additional rent were approximately $7,500 per month. This lease is in the name of EP Global Communications, Inc., doing business as *Exceptional Parent* (*EP*) magazine, our wholly owned subsidiary. In August 2006, the company's office space was consolidated, merging the former New Jersey location with the Johnstown location, into the one (1) office in Johnstown, representing a significant savings in rent and overhead costs. In December 2006, the Johnstown office was relocated from 551 Main Street, Johnstown, to its present location at 416 Main Street, Johnstown, resulting in additional rent and overhead cost savings. The monthly base rent payment for the previous Johnstown office at 551 Main Street, for the period November 1, 2005 through October 1, 2006 was $6,262.75. EP also has a lease for one (1) apartment located as follows: (1) apartment at 335 Bloomfield Street, Apartment #3, Johnstown, Pennsylvania 15904. The lease agreement for this space is from January 16, 2007 through December 31, 2007. This apartment serves as a cost-saving measure for offsite employees who need to travel to and do business in the Johnstown office at various times during the year. The fixed monthly cost of this rental unit is $495, with $500 having been initially paid as a security deposit, refundable in total at the end of the lease term if no damages have been incurred. This investment allows EP to avoid variable and expensive hotel costs.

LEGAL PROCEEDINGS

Joseph Braumstein, Chapter 7 Trustee of The McCabe Group versus Joseph M. Valenzano, Jr. and Psy-Ed Corporation et al. Adversary proceeding No 06-01351. When The McCabe Group (TMG) ceased business operations in October 2004, it entered into a Chapter 7 liquidation proceeding, under the terms of Title 11 of the U.S. Code (Bankruptcy). The Chapter 7 Trustee of TMG, Joseph Braumstein in June 2006 brought a lawsuit in the U.S. Bankruptcy Court alleging that the Company and its President and CEO, jointly and severally, owed approximately $53,000 for legal fees and expenses to TMG. The Company and its CEO are vigorously defending this complaint. The Company and Counsel believe that further litigation should result in the ultimate dismissal of this Chapter 7 Trustee Claim. The Company has made all timely filings with the court and to date has heard nothing further with regard to the position of the court.

Psy-Ed Corporation, d/b/a Exceptional Parent, Plaintiff v. Stanley D. Klein and Kimberly Schive, Superior Court in and for the County of Middlesex, in the Commonwealth of Massachusetts, Civil Action No. 99-6140; Counterclaims Brought by Klein Against Plaintiffs and Third-Party Directors (Kenneth Rossano, David Hirsch, MD, Robert Striano, Donald S. Chadwick, C. Kenneth Mehrling and Robert K. Hopkins, Jr.) of Exceptional Parent in Civ. No. 99-6140. This case was commenced on December 17, 1999. Psy-Ed is the plaintiff and counter-claimants in this case. The Company and its president were previously successful in defending an action taken by Ms. Schive in 1996 for wrongful termination and successfully defended itself in three separate appeals made by Ms. Schive. At present, most of the claims by Kimberly Schive

have been dismissed and are no longer pending, either in any court proceeding or before the MCAD. Still pending are her claims for abuse of process and retaliation. The company and its attorney's feel that further litigation should result in the ultimate dismissal of her claims.

The employment of Stanley D. Klein, a former officer, director and shareholder of the company was terminated for cause in August of 1997. He filed a complaint with the Massachusetts Commission Against Discrimination in 2000 alleging that the Company, which had brought an action against him in December 1999 for misconduct, fraud and defamation causing damage to the Company, had retaliated against him because of his support for Kimberly Schive.

Mr. Klein filed an action against the Company and Mr. Valenzano in the Superior Court for Middlesex County, Massachusetts in December 2002 seeking payment of unspecified damages. That lawsuit was dismissed in 2005. Mr. Klein then filed an action seeking precisely the same relief in a state court in New Jersey which action was summarily dismissed by Superior Court in Bergen County New Jersey. At the time of filing both of these actions, Mr. Klein was a defendant in an action brought by the Company against him in 1999.

During the non-jury trial held in June of 2006, eight of Klein's ten claims against the Company were dismissed. The Company was found liable by the judge with respect to abuse of process in the Schive case and tortuous interference with respect to a promissory note. The balance on that note was approximately $124,000. The Company intends to rigorously defend against the decision and to date no decision with regard to any award of damages has been made. It is the Company's position that it will prevail with respect to any adverse findings although it is impossible to assert at this time that there is any certainty with respect to this position.

Other than noted above, there is no litigation pending or threatened by or against us.

MANAGEMENT
DIRECTORS AND EXECUTIVE OFFICERS

The following table sets forth information about our executive officers and directors.

Name	Age	Position
Joseph M. Valenzano, Jr.	61	President; Chief Executive Officer; and Director
Donald Chadwick	55	Director
James P. McGinnis	53	Chief Financial Officer; Vice President of Operations; Secretary; Treasurer
Matthew J. Valenzano	35	Publisher; and Vice President of Sales and Marketing
Dr. David Hirsch	59	Director
William Bleil	65	Director
Rear Admiral Raymond C. Smith	63	Director
Diane Jones	61	Director

.

The above listed officers and directors will serve until the next annual meeting of the shareholders or until their death, resignation, retirement, removal, or disqualification, or until their successors have been duly elected and qualified. Vacancies in the existing Board of Directors are filled by majority vote of the remaining Directors. Officers of the Company serve at the will of the Board of Directors .To the Company's knowledge, there are no agreements or understandings for any officer or director to resign at the request of another person nor is any officer or director acting on behalf of or is to act at the direction of any other person other than in his fiduciary capacity of and for the benefit of the Company and at its direction.

Set forth below is certain biographical information regarding our executive officers and directors:

Joseph M. Valenzano, Jr., MBA, APC - President / Chief Executive Officer / Director

Joseph M. Valenzano, Jr. is our President, Chief Executive Officer and Director. He assumed such positions upon our transaction with Psy-Ed Corporation in November 2003. From 1993 until such time, Mr. Valenzano was the President, CEO and director of Psy-Ed Corporation originally located in Hackensack, New Jersey and then located in Oradell, New Jersey.

Mr. Valenzano received Bachelor of Science and Bachelor of Arts degrees in history and economics from Upsala College in 1967. He also holds an MBA in Finance and Management from Fairleigh Dickinson University (1971); a Certified Management Accountant (CMA), in 1978, Mr. Valenzano was awarded an Advanced Professional Certificate (APC) in Accounting and Information Systems from the Graduate School of Business at New York University also in 1978.

Prior to his involvement with EP Global Communications, Inc and Exceptional Parent, Mr. Valenzano served as Vice President, Development for McGraw Hill Inc. from 1970 through 1977; Vice President, Corporate Development for Elsevier–NDU in the Netherlands, from 1977 through 1980; Sr. Vice President, Finance for Playboy Magazine in Chicago from 1980 through 1982; Executive Vice President, Operations for Medical

Economics from 1982 through 1988; and Executive Vice President Finance and Chief Financial Officer for Thomson International Publishing from 1988 through 1993.

Mr. Valenzano is a frequent speaker at conferences, organizations and medical and dental organizations serving people with disabilities and is on the board of a number of disability organizations. He is the Founder and Member of the Board of Trustees of the EP Foundation for Education, Inc., an IRS-approved 501(c)(3) not-for-profit corporation. He has served as Chairman of the Executive Advisory Board for the Child Neurology Society and Child Neurology Foundation and as a member of the board of directors for the CNF. He is currently Chairman of the Executive Advisory Board to the American Academy of Developmental Medicine and Dentistry and serves as a member of the board of directors of that prestigious professional society. He also serves on the board of directors of Oral Health America; CMRA of Tennessee and MOVE International.

He is the father of five sons, one of whom has a disability.

Donald S. Chadwick – Director

Donald S. Chadwick is our director. He became our director in 1997. He is Chairman of the Finance Committee; and a member of our Audit Committee and Compensation Committee.

Donald obtained his Bachelor of Science Degree in Accounting from Babson College located in Massachusetts in 1974. In 1994, he received a Masters of Business Administration in Strategic Planning from the University of Pittsburgh. Mr. Chadwick is currently a financial and tax consultant.

Mr. Chadwick was employed by Price Waterhouse & Co. from 1974 to 1985 as an auditor and later joined the tax department. In 1985, he left Price Waterhouse & Co. to establish a tax consulting practice serving individuals and corporations.

In October 1998, Mr. Chadwick formed Cardinal Debt Associates, L.P. (Debt) and Cardinal Equity Associates, L.P. (Equity) which are business development companies providing capital to small growth oriented businesses. In September 2000, Debt provided a short-term loan and line of credit to Psy Ed Corporation, a company that we undertook a transaction with in November 2003. In conjunction with the loan, Equity acquired a warrant position in Psy Ed which has been exchanged as a result of the share exchange with East Coast Airlines (now EP Global Communications Inc.) for 220,754 common shares.

Mr. Chadwick is the general partner of Cardinal Equity Associates, L.P., a majority member of 40401 Corporation LLC. In August 2005, 40401 Corporation LLC filed for bankruptcy protection. In addition, Mr. Chadwick is the director of Signature Financial Group, Inc., a dormant company that previously owned various NASD registered broker-dealers.

David Hirsch, MD – Director

Dr. David Hirsch is our director. He became a director in November 2003. He is a member of the Finance Committee.

A pediatric physician, Dr. Hirsch specializes in caring for children with special health care needs. He is presently the Medical Director for Maricopa Health Plan, based in Arizona. He started this position in February 2005. In addition, he is also the Medical Director for Physicians Review Network, based in Arizona. He also started this position in February 2005. In addition he is presently the Medical Director for both Hacienda de Los Ninos (this position commenced in 1994) and Hacienda de Los Angeles Skilled Nursing Facility (this position commenced in 2001). From 1979 through August 2004, he was a partner in Phoenix Pediatrics, Ltd., located in Phoenix, Arizona. . He has worked with hundreds of children with disabilities throughout Arizona. Dr. Hirsch is a fellow and is actively involved in the American Academy of Pediatrics (AAP) as a member in the section on Neurology, Home Health Care and Developmental Disabilities. Dr. Hirsch received three degrees in engineering from Carnegie-Mellon University, Pittsburgh, Pennsylvania prior to earning his medical degree at the University of Cincinnati in 1975. In 1969, he received his Bachelor Of Science in Mechanical Engineering; in 1970, he received his Master of Science in Mechanical Engineering; and in 1970, he also received his Master of Science in Biotechnology. From 1976 to 1978, he did his residency in pediatrics at the University of Michigan Affiliated Hospitals. Dr. Hirsch writes a monthly column called "Ask the Doctor" for Exceptional Parent and is active on several boards of foundations and non-profit organizations. He also serves as a member of Exceptional Parent's Editorial Advisory Board.

Dr. Hirsch has the following teaching appointments: (i) 1978 - Chief Resident and Instructor in Pediatrics, Department of Pediatrics, University of Michigan; (ii) 1970 - Research Associate in Biomechanics, University of Pittsburgh; (iii) 2000 to Present – Clinical Assistant Professor in Pediatrics, Kirksville College of Osteopathic Medicine; and (iv) 1999 to Present – Clinical Assistant Professor, Midwestern College of Medicine. He has the following certifications and licenses: (i) National Board of Medical Examiners (1976); (ii) Arizona Board of Medical Examiners (1979); (iii) Fellow, American Academy of Pediatrics (1979); and (iv) Board Certified in Pediatrics, American Board of Pediatrics (1979).

William J. Bleil – Director

William J. Bleil is our director. He became a director on June 24, 2005. He is also the Chairman of our Audit Committee and a member of our Compensation Committee.

Since 1989, Bill has been the President of First Presque Isle Corp. based in Erie, Pennsylvania, which was established at such time. It was established to assist companies in obtaining financing through banks, subordinated debt structures and equity structures. Bill has acted in a part-time executive capacity for several businesses. All such businesses have been private companies.

He received a Bachelor of Science degree in Accounting from Gannon University in Erie, Pennsylvania in 1963.

Rear Admiral Raymond C. Smith, United States Navy (Retired) – Director

Rear Admiral Ray Smith is our director. He became a director in November 2003. He is the Chairman of our Compensation Committee.

Rear Admiral Smith, United States Navy (Retired), age 60 was a Navy SEAL for 31 years. During his four-year tenure as Commander of the 2300-men worldwide SEAL force, he raised personnel retention to a level three times the Navy average. As a Navy Captain, Admiral Smith led the Navy SEALS in Operation Desert Storm, conducting over 200 combat operations of strategic significance while incurring no casualties. Earlier in his career, Admiral Smith directed Navy SEAL training, generally considered to be the most challenging military training in the world. While in this position, Admiral Smith achieved the highest graduation rate in the 50-year history of the course (55%).

Admiral Smith has been recognized in numerous publications and books, most recently in Noel Tichy's book, The Leadership Engine, in which he is cited as a leader closely involved with employees at every level of his organization. Admiral Smith has also been recognized in Newsweek, Fortune, Readers Digest, and on the Discovery Channel, the History Channel, and CBS This Morning.

Admiral Smith was awarded the California Distinguished Service Award while a member of the Governor's Council on Physical Fitness and Sports. Working directly for the Council Chair, now Governor of California Arnold Schwarzenegger, he and the Navy SEALS focused on inner-city at-risk youth, children with special needs, and senior citizens. The Admiral has spoken extensively on his leadership experiences and the philosophical underpinning which has supported his career. Admiral Smith also published two Navy SEAL manuals presently in print by the Government Printing Office. These two, The SEAL Nutrition Manual and The SEAL Physical Fitness Manual, focus on the special nutritional and fitness needs of Navy SEALS, but have been well-received by the general population because of their application to all walks of life.

Prior to retiring from the U.S. Navy, Admiral Smith was assigned as the Director of Assessment for the U.S. Navy. As the first SEAL Admiral to serve in a general Navy assignment, Admiral Smith was responsible for developing the Navy's first capability-based assessment process. He led 100 systems analysts in providing service-level recommendations directly to the Chief of Naval Operations.

In 1967, Admiral Smith received his Bachelor of Science degree in engineering from the United States Naval Academy. In 1974, he received a Masters of Science in Oceanography from the Naval Postgraduate School.

Diane Jones – Director

Diane Jones is our director. She became our director on December 8, 2005.

Diane Jones has made significant contributions to the US Marine Corps family for the past several decades. A strong supporter of all military families and volunteerism, she serves as an honorary member of the Board of Directors of the Marine Corps/Law Enforcement Foundation, and has served on the Advisory Board of the US Naval Services FamilyLine, the Armed Forces Association, the Armed Forces Branch of the YMCA, and the US Marine Officers Wives Club. In 2002, the Marine Corps League selected Mrs. Jones as the recipient of the "Dickey

James P. McGinnis – Chief Financial Officer / Vice President of Operations / Secretary and Treasurer

James P. McGinnis is our Chief Financial Officer and Vice President of Operations. He assumed these two positions in October 2006. Mr. McGinnis is also our Secretary and Treasurer, having assumed these positions on December 8, 2006.

Mr. McGinnis received a Bachelor's degree from Indiana University of Pennsylvania in 1975. He previously has worked as Corporate Accountant for the Institution, and Executive Vice President for Operations, at First Federal Savings and Loan of Indiana, in Indiana, Pennsylvania, from 1976 to 1991; Benefits Administrator, dealing with healthcare providers at Reschini Group, from 1991 to 1995; Controller responsible for accounting functions at DDS, Inc., from 1995 to 2001; and General Manager overseeing operations, accounting, and safety areas within trucking at E.S. Adams Trucking, Inc., from 2001 to 2006.

Matthew J. Valenzano – Publisher / Vice President of Sales and Marketing
Matthew J. Valenzano is our Publisher and Vice President of Sales and Marketing. He became our Vice President of Sales and Marketing in June 2006 and our Publisher in January 2007.

Mr. Valenzano received a Bachelor of Arts degree in Financial Management, with a minor in Economics, from Dominican College, in 1994. He previously has worked as Sales Representative for the Northeast Region at *Exceptional Parent* (*EP*) magazine from 2002 to 2006; Group Business Manager at Ziff Davis Media, from 2000 to 2002; Business Manager at Fairchild Publications from 1999 to 2000; Senior Financial Analyst at L.P. Thebault Company, from 1997 to 1999; and Finance and Business Manager at *EP* magazine from 1993 to 1997.

Other

None of the foregoing Directors or Executive Officers has, during the past five years:

(a) Had any bankruptcy petition filed by or against any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time;

(b) Been convicted in a criminal proceeding or subject to a pending criminal proceeding;

(c) Been subject to any order, judgment, or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting his involvement in any type of business, securities or banking activities; and

(d) Been found by a court of competent jurisdiction (in a civil action), the Commission or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended, or vacated.

Other

There are no family relationships among any of the directors or officers of the Company.

EXECUTIVE COMPENSATION

Summary Compensation Table. The following information relates to compensation received by our officers in fiscal year ending December 31, 2006, 2005, and 2004 whose salary and compensation exceeded $100,000.

SUMMARY COMPENSATION TABLE

			Annual Compensation		Long-Term Compensation	
Name and Principal Position	Year	Salary	Bonus	Other Annual Compensation	Restricted Stock Award(s)	Securities Underlying Options
Joseph M. Valenzano, Jr. (1)	2006	$200,000	0	0	0	0
President and CEO	2005	$150,000	0	0	0	0
	2004	$150,000	0	0	0	0
James P. McGinnis CFO, Vice President of Operations, Secretary and Treasurer	2006	$60,000	0	0	0	0
Matthew J. Valenzano	2006	$84,000	0	0	0	0
Publisher, VP of Sales and Marketing	2005	$81,000	0	0	0	0
	2004	$72,000	0	0	0	0
Donald S. Chadwick (2)	2006	0	0	0	0	0
Former Secretary and Treasurer	2005	$6,200 (2)	0	0	0	0
	2004	$6,000 (2)	0	0	1,000 shares (3)	
Robert Salluzzo (4)	2006	$85,000	0	0	0	0
	2005	$160,000	0	0	0	0
	2004	$125,000	0	0	0	0

(1) In accordance with Mr. Valenzano's employment agreement dated June 1, 2005, he is to receive an annual salary of $200,000. Due to our cash constraints, the actual monthly amount owed to Mr. Valenzano has not been able to be paid. Presently, Mr. Valenzano is being paid as if his annual compensation is based on an annual salary of $120,000, with an accrual being placed on our records for the monthly difference that is owed. In this regard, as of December 31, 2006, an accrual of approximately $81,930 is reflected on our records for amounts owed but not yet paid.

(2) As of May 5, 2006, Mr. Chadwick was no longer an officer of the company. In 2005, Mr. Chadwick received $4,500 in salary and $1,700 in consulting fees for preparing our tax returns. In 2004, Mr. Chadwick received $4,700 in salary and $1,300 in consulting fees for preparing our tax returns.

(3) For Mr. Chadwick's attendance at our board of directors meetings.

(4) As of August 1, 2006, Mr. Salluzzo was no longer associated as an employee with the company. In 2005, Mr. Salluzzo received $127,500 against a base salary of $160,000. Due to our cash constraints, the actual monthly amount owed to Mr. Salluzzo has not been able to be paid. Mr. Salluzzo had been paid as if his annual compensation was based on an annual salary of $90,000 with an accrual being placed on our records for the monthly difference that is owed. In this regard, as of December 31, 2006, an accrual of approximately $20,360 is reflected on our records for amounts owed but not yet paid.

Option Grants Table. The following table sets forth information concerning individual grants of stock options to purchase our common stock made to the executive officer named in the Summary Compensation Table during fiscal year ended December 31, 2006.

None.

Option Grants Table. The following table sets forth information concerning individual grants of stock options to purchase our common stock made to the executive officer named in the Summary Compensation Table during fiscal year ended December 31, 2006.

OPTIONS GRANTS IN PRESENT FISCAL YEAR (INDIVIDUAL GRANTS)

Name	Number of securities underlying options granted (#)	Percent of total options granted to employees in last fiscal year	Exercise or base Price ($/Share)	Expiration Date
None				

Aggregated Option Exercises and Fiscal Year-End Option Value Table. The following table sets forth certain information regarding stock options exercised during fiscal year ending December 31, 2005, by the executive officer named in the Summary Compensation Table.

AGGREGATED OPTION EXERCISES IN
LAST FISCAL YEAR AND FISCAL YEAR-END OPTION VALUES

Name	Shares acquired on exercise (#)	Value realized ($)	Number of Securities Underlying Unexercised Options at Fiscal Year-End(#) Exercisable/ Unexercisable	Value of Unexercised In-the-Money Options at Fiscal Year-End($)(1) Exercisable/ Unexercisable
None				

<u>Employment Contracts</u>

We presently have an employment agreement with Joseph Valenzano, our officer and director. The summary of such employment agreements is as follows:

Effective June 1, 2005, we entered into an agreement with Mr. Valenzano to act as our President and Chief Executive Officer; and Publisher of Exceptional Parent Magazine. The term of the agreement expires on June 30, 2008. His compensation is as follows: (i) Salary: $200,000 per year from June 1, 2005 through May 31, 2006. For the periods June 1, 2006 through May 31, 2007 and June 1, 2007 through May 31, 2008, Mr. Valenzano's base salary increases based on the Consumer Price Index increase in the preceding year for the New York/Metropolitan Area. Our board of directors may increase his base compensation based on its evaluation of his performance. The agreement acknowledges that Mr. Valenzano has voluntarily deferred a portion of his compensation owing him. The agreement requires payment of such compensation by no later than December 31, 2005. If third party financing is secured by us, we are required to pay such amount at such time. Even though we have recently received financing, such amount has not been paid to date; (ii) stock options: upon execution of the agreement, Mr. Valenzano received 1,500,000 options to purchase our shares of common stock at a price equal to the fair market value of our stock on the exercise date. The options are exercisable as cashless options. On each of the first and second anniversaries of the agreement, Mr. Valenzano shall receive an additional 500,000 options on the same terms as the

original 1,500,000 (or an aggregate of 1,000,000 options); (iii) Mr. Valenzano will also be eligible to participate in an approved Incentive Stock Option Plan (which must be implemented by us no later than December 31, 2005); a cash incentive plan based on performance criteria negotiated by our Board of Directors or Compensation Committee no later than December 31, 2005; life and disability insurance policies. Finally, upon reaching age 65, Mr. Valenzano shall have the right to sell up to 50% of his equity holdings in us, to us at 80% of fair market value or other reasonable value. Mr. Valenzano's employment may be terminated for cause. In addition, if he is disabled for 180 days consecutive business days or 210 business days in a 270 business day period, the employment agreement shall be terminated. Mr. Valenzano can resign from his position with us at any time. If he is terminated based on his breach, there is a 2 year non-compete clause which prevents him from competing with us for a period of 2 years from such termination.

We maintain $1,000,000 of key man life insurance on the life of Mr. Valenzano. Based on our recent financing, we have purchased and have in force $3,000,000 of additional key man life insurance on the life of Mr. Valenzano In the event of Mr. Valenzano's demise, any insurance proceeds would be used to pay the outstanding balance remaining on the financing.

Compensation of Directors

Directors are permitted to receive fixed fees and other compensation for their services as directors. The Board of Directors has the authority to fix the compensation of directors. In December 2006, the board of directors, except for Mr. Valenzano, received restricted shares of our common stock for attendance at directors meetings.

Consulting Agreement with Donald S. Chadwick

Prior to December 31, 2005, on an annual basis, Mr. Chadwick prepared our tax returns and we paid him a consulting fee for such work.

PRINCIPAL STOCKHOLDERS

The following table sets forth certain information derived from the named person, or from the transfer agent, concerning the ownership of common stock as of April 10, 2007, of (i) each person who is known to us to be the beneficial owner of more than 5% of the common stock; (ii) all directors and executive officers; and (iii) directors and executive officers as a group:

Name and Address of Beneficial Owner	**Amount and Nature of Beneficial Ownership**	**Percent of Class (1)**
Joseph M. Valenzano, Jr 6 Pickwick Lane Woodcliff Lake, New Jersey 07677	4,395,441(1)	3.79%
James P. McGinnis 285 Ben Franklin Road Indiana, PA 15701	0	0*
Matthew J. Valenzano 19 Caldwell Road Hewitt, NJ 07421	223,144	.19%*
Donald Chadwick 403 River Oaks Drive Rutherford, New Jersey 07070	1,377,537 (2)	1.2%
William J. Bleil 1521 South Shore Drive Erie, Pennsylvania 16505	1,542,240 (3)	1.3%
Raymond C. Smith 179 Annandale Road Pasadena, California 91105	501,000	.4%*
David Hirsch 602 West Ocotillo Road Phoenix, Arizona 85013	641,130 (4)	.55%*
Diane Jones 1800 Dominion Crest Lane McLean, VA 22101-4800	500,000 (5)	.43%*
Former Officer Robert Salluzzo 204 South William Street Johnstown, NY 12095	658,783 (6)	.0057%
Current Officers and Directors as a Group (8)	9,839,275	8.04%

* Less than 1%

(1) Mr. Valenzano's shareholdings consist of the following: 500,000 shares owned individually; 3,871,048 shares held in an IRA account for Mr. Valenzano; and 24,393 shares held in an IRA account for Patricia Valenzano, Mr. Valenzano's wife.

(2) Mr. Chadwick's shareholdings consist of the following: 643,983 shares held individually; 12,800 shares held in a profit sharing plan for Mr. Chadwick; and 470,754 shares held in the name of Cardinal Equity Associates, L.P., a company beneficially owned by Mr. Chadwick. On July 28, 2005, Mr. Chadwick purchased 250,000 of our shares of common stock. To date, such shares have not been issued and are not included in this calculation.

(3) Mr. Bleil's shareholdings consist of the following: 1,483,340 shares held individually; 58,900 shares held as trustee for his minor grandchildren.

(4) Mr. Hirsch's shareholdings consist of the following: 501,000 shares held individually; 24,393 shares held as a custodian for his minor child, Eythan Hirsch; and 24,393 shares held as a custodian for his minor child, Nathan Hirsch; and 91,344 shares held by the Phoenix Pediatrics Ltd profit Sharing Plan, of which Mr. Hirsch is the trustee and beneficiary.

(5) Mrs. Jones's shareholdings consist of the following: 500,000 shares held individually.

(6) Mr. Salluzzo's shareholdings consist of the following: 358,783 shares held individually; and 300,000 shares held by his wife, Mary W. Salluzzo.

Under the terms of the callable secured convertible note and the related warrants, the callable secured convertible note and the warrants are exercisable by any holder only to the extent that the number of shares of common stock issuable pursuant to such securities, together with the number of shares of common stock owned by such holder and its affiliates (but not including shares of common stock underlying unconverted shares of callable secured convertible notes or unexercised portions of the warrants) would not exceed 4.99% of the then outstanding common stock as determined in accordance with Section 13(d) of the Exchange Act. Therefore, the table does not include AJW Partners, LLC, AJW Offshore, Ltd., AJW Qualified Partners, LLC and New Millenium Capital Partners II, LLC.

SELLING STOCKHOLDERS

Selling Security Holders and Recent Financing

In September 23, 2005, we entered into a Securities Purchase Agreement for a total subscription amount of $3,720,000 that included Stock Purchase Warrants and Callable Secured Convertible Notes with AJW Capital Partners, LLC, AJW Offshore, Ltd., AJW Qualified Partners, LLC and New Millenium Capital Partners II, LLC. The aggregate principal amount will be $3,000,000. The $720,000 difference is attributable to original issue discount at the rate of 8% per annum and represents the redemption price at maturity calculated as 124% of the principal amount of $3,000,000. The initial funding of $1,550,000 (we received net proceeds of $1,250,000) was completed on September 23, 2005 with the following parties and evidenced by callable secured convertible notes: AJW Capital Partners, LLC invested $189,100; AJW Offshore, Ltd. invested $812,200; AJW Qualified Partners, LLC invested $527,000 and New Millenium Capital Partners II, LLC invested $21,700. The parties received the following amount of warrants: AJW Capital Partners, LLC – 256,200 warrants; AJW Offshore, Ltd. – 1,100,400 warrants; AJW Qualified Partners, LLC – 714,000 warrants; and New Millenium Capital Partners II, LLC – 29,400 warrants. The callable secured convertible notes are convertible into shares of our common stock at the lesser of a fixed conversion price of $.12 or a variable conversion price based upon an average of the lowest 3 intra-day trading prices of our common stock during the 20 days immediately prior to the conversion date multiplied by a discount of 60%. The exercise price of the warrants is $.15. Under the terms of the callable secured convertible note and the related warrants, the callable secured convertible note and the warrants are exercisable by any holder only to the extent that the number of shares of common stock issuable pursuant to such securities, together with the number of shares of common stock owned by such holder and its affiliates (but not including shares of common stock underlying unconverted shares of callable secured convertible notes or unexercised portions of the warrants) would not exceed 4.99% of the then outstanding common stock as determined in accordance with Section 13(d) of the Exchange Act. In addition, pursuant to the Securities Purchase Agreement, we are required to purchase $3,000,000 of key man life insurance on

each of the lives of Messrs. Valenzano and Salluzzo, or an aggregate of $6,000,000 of life insurance. However, if one insurance policy is utilized due to the demise of either Mr. Valenzano or Mr. Salluzzo, then the other policy will lapse. Messrs. Valenzano and Salluzzo have both undertaken physical examinations to secure the insurance policies. We are awaiting the results of the physical examination in order to secure such life insurance policies.

On October 24, 2005, two business days after we filed the original Form SB-2, we received a $930,000 subscription amount or $750,000 net proceeds. This funding was also evidenced by callable secured convertible notes as follows: AJW Capital Partners, LLC invested $113,460; AJW Offshore, Ltd. invested $487,320; AJW Qualified Partners, LLC invested $316,200 and New Millenium Capital Partners II, LLC invested $13,020. The parties received the following amount of warrants: AJW Capital Partners, LLC – 152,500 warrants; AJW Offshore, Ltd. – 655,000 warrants; AJW Qualified Partners, LLC – 425,000 warrants; and New Millenium Capital Partners II, LLC – 17,500 warrants. The callable secured convertible notes are convertible into shares of our common stock at the lesser of a fixed conversion price of $.12 or a variable conversion price based upon an average of the lowest 3 intra-day trading prices of our common stock during the 20 days immediately prior to the conversion date multiplied by a discount of 60%. The exercise price of the warrants is $.15. After the initial investment aggregating $1,550,000 and the additional investment aggregating $930,000 by the above parties, there is an additional commitment from the parties set forth above as follows: within 2 days after the effectiveness of this registration statement, $1,240,000 subscription amount and $1,000,000 net proceeds to us.

Upon the full subscription to the Securities Purchase Agreement including the issuance of the full 5,000,000 warrants and the conversion in full of the Callable Secured Convertible Notes, the total shares being registered are 211,666,666 as follows: (i) AJW Capital Partners, LLC - 25,213,333 shares of common stock issuable in connection with the conversion of the callable secured convertible note; and 610,000 shares of common stock issuable in connection with the exercise of the Warrants; (ii) AJW Offshore, Ltd. - 108,293,333 shares of common stock issuable in connection with the conversion of the callable secured convertible note; and 2,620,000 shares of common stock issuable in connection with the exercise of the Warrants; (iii) AJW Qualified Partners, LLC – 70,266,667 shares of common stock issuable in connection with the conversion of the callable secured convertible note; and 1,700,000 shares of common stock issuable in connection with the exercise of the Warrants; and (iv) New Millenium Capital Partners II, LLC – 2,963,333 shares of common stock issuable in connection with the conversion of the callable secured convertible note; and 70,000 shares of common stock issuable in connection with the exercise of the Warrants

The following table sets forth the name of the selling stockholders, the number of shares of common stock beneficially owned by each of the selling stockholders as of December 1, 2005 and the number of shares of common stock being offered by the selling stockholders. The shares being offered hereby are being registered to permit public secondary trading, and the selling stockholders may offer all or part of the shares for resale from time to time. However, the selling stockholders are under no obligation to sell all or any portion of such shares nor are the selling stockholders obligated to sell any shares immediately upon effectiveness of this prospectus. All information with respect to share ownership has been furnished by the selling stockholders.

Name of selling stockholder (11)	Shares of common stock owned prior to the offering (1)	Percent of common shares owned prior to the offering	Shares of common stock to be sold in the offering (2)	Number of shares owned after the offering	Percent of shares owned after offering
AJW Partners, LLC (7)	0	0	25,823,333 (3)	0	0%
AJW Offshore, Ltd. (8)	0	0	110,913,333 (4)	0	0%

AJW Qualified Partners, LLC (9)	0	0	71,966,667 (5)	0	0%
New Millenium Capital Partners II, LLC (10)	0	0	2,963,333 (6)	0	0%

(1) Based on 25,382,818 shares issued and outstanding as of January 20, 2006 . Notwithstanding this amount, 2,000,000 shares have been sent to the transfer agent for cancellation by Mr. Giltner Stevens.

(2) The conversion has been calculated based on the maximum number of shares the investors can receive in accordance with the 8% Callable Secured Convertible Notes.) The number of shares set forth in the table for the selling stockholders represents an estimate of the number of shares of common stock to be offered by the selling stockholders. The actual number of shares of common stock issuable upon conversion of the notes and exercise of the warrants is indeterminate, is subject to adjustment and could be materially less or more than such estimated number depending on factors which cannot be predicted by us at this time including, among other factors, the future market price of the common stock. The actual number of shares of common stock offered in this prospectus, and included in the registration statement of which this prospectus is a part, includes such additional number of shares of common stock as may be issued or issuable upon conversion of the notes and exercise of the related warrants by reason of any stock split, stock dividend or similar transaction involving the common stock, in accordance with Rule 416 under the Securities Act of 1933. Under the terms of the debentures, if the debentures had actually been converted on September 23, 2005, the conversion price would have been $.042. Under the terms of the debentures and the related warrants, the debentures are convertible and the warrants are exercisable by any holder only to the extent that the number of shares of common stock issuable pursuant to such securities, together with the number of shares of common stock owned by such holder and its affiliates (but not including shares of common stock underlying unconverted shares of debentures or unexercised portions of the warrants) would not exceed 4.99% of the then outstanding common stock as determined in accordance with Section 13(d) of the Exchange Act. Accordingly, the number of shares of common stock set forth in the table for the selling stockholder exceeds the number of shares of common stock that the selling stockholder could own beneficially at any given time through their ownership of the debentures and the warrants.

(3) Consists of the following shares: 25,213,333 shares of common stock issuable in connection with the conversion of the callable secured convertible note; and 610,000 shares of common stock issuable in connection with the exercise of the Warrants.

(4) Consists of the following shares: 108,293,333 shares of common stock issuable in connection with the conversion of the callable secured convertible note; and 2,620,000 shares of common stock issuable in connection with the exercise of the Warrants.

(5) Consists of the following shares: 70,266,667 shares of common stock issuable in connection with the conversion of the callable secured convertible note; and 1,700,000 shares of common stock issuable in connection with the exercise of the Warrants.

(6) Consists of the following shares: 2,893,333 shares of common stock issuable in connection with the conversion of the callable secured convertible note; and 70,000 shares of common

stock issuable in connection with the exercise of the Warrants.

(7) AJW Partners, LLC is a private investment fund that is owned by its investors and managed by SMS Group, LLC. SMS Group, LLC of which Mr. Corey S. Ribotsky is the fund manager, has voting and investment control over the shares listed below owned by AJW Partners, LLC.

(8) AJW Offshore, Ltd. is a private investment fund that is owned by its investors and managed by First Street Manager II, LLC. First Street Manager II, LLC, of which Corey S. Ribotsky is the fund manager, has voting and investment control over the shares listed below owned by AJW Offshore Ltd.

(9) AJW Qualified Partners, LLC is a private investment fund that is owned by its investors and managed by AJW Manager, LLC of which Corey S. Ribotsky and Lloyd A. Groveman are the fund managers, have voting and investment control over the shares listed below owned by AJW Qualified Partners, LLC.

(10) New Millennium Capital Partners II, LLC is a private investment fund that is owned by its investors and managed by First Street Manager II, LLC. First Street Manager II LLC of which Corey S. Ribotsky is the fund manager, has voting and investment control over the shares listed below owned by New Millennium Capital Partners, LLC.

(11) None of the selling stockholders are broker-dealers or affiliates of broker-dealers.

PLAN OF DISTRIBUTION

All of the stock owned by the selling security holders will be registered by the registration statement of which this prospectus is a part. The selling security holders may sell some or all of their shares immediately after they are registered. The selling security holders shares may be sold or distributed from time to time by the selling stockholders or by pledgees, donees or transferees of, or successors in interest to, the selling stockholders, directly to one or more purchasers (including pledgees) or through brokers, dealers or underwriters who may act solely as agents or may acquire shares as principals, at market prices prevailing at the time of sale, at prices related to such prevailing market prices, at negotiated prices or at fixed prices, which may be changed. The distribution of the shares may be effected in one or more of the following methods:

* ordinary brokers transactions, which may include long or short sales,

* transactions involving cross or block trades on any securities or market where our common stock is trading,

* purchases by brokers, dealers or underwriters as principal and resale by such purchasers for their own accounts pursuant to this prospectus, “at the market” to or through market makers or into an existing market for the common stock,

* in other ways not involving market makers or established trading markets, including direct sales to purchasers or sales effected through agents,

* through transactions in options, swaps or other derivatives (whether exchange listed or otherwise), or

* any combination of the foregoing, or by any other legally available means.

In addition, the selling stockholders may enter into hedging transactions with broker-dealers who may engage in short sales, if short sales were permitted, of shares in the course of hedging the positions they assume with the selling stockholders. The selling stockholders may also enter into option or other transactions with broker-dealers that require the delivery by such broker-dealers of the shares, which shares may be resold thereafter pursuant to this prospectus.

Brokers, dealers, underwriters or agents participating in the distribution of the shares may receive compensation in the form of discounts, concessions or commissions from the selling stockholders and/or the purchasers of shares for whom such broker-dealers may act as agent or to whom they may sell as principal, or both (which compensation as to a particular broker-dealer may be in excess of customary commissions). The selling stockholders and any broker-dealers acting in connection with the sale of the shares hereunder may be deemed to be underwriters within the meaning of Section 2(11) of the Securities Act of 1933, and any commissions received by them and any profit realized by them on the resale of shares as principals may be deemed underwriting compensation under the Securities Act of 1933. Neither the selling stockholders nor we can presently estimate the amount of such compensation. We know of no existing arrangements between the selling stockholders and any other stockholder, broker, dealer, underwriter or agent relating to the sale or distribution of the shares.

We will not receive any proceeds from the sale of the shares of the selling security holders pursuant to this prospectus. We have agreed to bear the expenses of the registration of the shares, including legal and accounting fees, and such expenses are estimated to be approximately $100,000.

We have informed the selling stockholders that certain anti-manipulative rules contained in Regulation M under the Securities Exchange Act of 1934 may apply to their sales in the market and have furnished the selling stockholders with a copy of such rules and have informed them of the need for delivery of copies of this prospectus. The selling stockholders may also use Rule 144 under the Securities Act of 1933 to sell the shares if they meet the criteria and conform to the requirements of such rule.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

In October 1988, Donald Chadwick, our director, formed Cardinal Debt Associates, L.P. (Debt) and Cardinal Equity Associates, L.P. (Equity), both of which are business development companies providing capital to small growth oriented businesses. In September 2000, Debt provided a short-term loan and line of credit to Psy Ed Corporation, a company that we undertook a share exchange transaction with in November 2003. In conjunction with the loan, Equity acquired warrants in Psy Ed. Since such time, the warrants have been exchanged as a result of the share exchange with us (previously known as East Coast Airlines) for 220,754 common shares. We owed Debt $177,000 at the end of 2005 ($77,000 was incurred from a loan to Psy-Ed and $100,000 was incurred from a loan to us). This loan provided for interest only until the end of 2005 and is a three-year note. This loan was repaid in 2006.

Prior to December 31, 2005, Don Chadwick, one of our officers and directors, provided consulting work for us by preparing our annual tax returns. He received a separate consulting fee for such work.

In August 2005, we condensed all loans and advances made by Joseph Valenzano, our officer and director, into an interest bearing note of $225,000 reflecting all advances made to us as through August 2005. The balance at December 31, 2005 was $108,342. The loan bears interest at the rate of 9.74% per annum and is payable on demand. It is an interest only loan. In 2006, Mr. Valenzano advanced additional funding, bringing his loan balance as of December 31, 2006, to $213,581.

Other than as noted above, none of the directors, executive officers nor any member of the immediate family of any director or executive officer has been indebted to us since its inception. We have not and do not intend to enter into any additional transactions with our management or any nominees for such positions. We have not and do not intend to enter into any transactions with our beneficial owners.

DESCRIPTION OF SECURITIES

The following is a summary description of our capital stock and certain provisions of our certificate of incorporation and by-laws, copies of which have been incorporated by reference as exhibits to the registration statement of which this prospectus forms a part. The following discussion is qualified in its entirety by reference to such exhibits.

Common Stock

We are presently authorized to issue 5000,000,000 shares of $.0001 par value common stock. The holders of our common stock are entitled to equal dividends and distributions when, as, and if declared by the Board of Directors from funds legally available therefore. No holder of any shares of common stock has a preemptive right to subscribe for any of our securities, nor are any common shares subject to redemption or convertible into other of our securities, except for outstanding options described above. Upon liquidation, dissolution or winding up, and after payment of creditors and preferred stockholders, if any, the assets will be divided pro-rata on a share-for-share basis among the holders of the shares of common stock. All shares of common stock now outstanding are fully paid, validly issued and non-assessable. Each share of common stock is entitled to one vote with respect to the election of any director or any other matter upon which shareholders are required or permitted to vote. Holders of our common stock do not have cumulative voting rights, so the holders of more than 50% of the combined shares voting for the election of directors may elect all of the directors if they choose to do so, and, in that event, the holders of the remaining shares will not be able to elect any members to the Board of Directors.

Preferred Stock

We are presently authorized to issue shares of Preferred Stock as follows: (1) Series A, $.01 par value, 5,000,000 authorized, 3,333 outstanding; (2) Series B, par value $1.00, 5,000,000 authorized, 309 outstanding.

The characteristics of our Preferred Stock are set forth below:

Preferred Stock – Series A

All the outstanding Preferred Stock is fully paid and non-assessable. Each share of the Preferred Stock is convertible, at the option of the holder at any time, into 190 shares of our common stock. The holders of Series A preferred stock have the following rights:

Dividends:

If any dividend is declared on our common stock in any fiscal year, the holders of the Series A Preferred Stock first shall be entitled to receive a dividend of $200 per share in preference to the payment of any dividends on our common stock.

Liquidation Preference

In the event of our liquidation or winding up, if the funds available for liquidation are less than $4,000,000 the holders of the Series A Preferred Stock shall be entitled to receive in full, prior to any other distribution made on our common stock, cash dividends in an amount of $25.00 per share (as adjusted for any stock dividends, combinations or splits with respect to such shares), on an equal basis with any distribution to be made to the holders of the Series B Preferred Stock.

After this preferred amount, if any, has been paid in full, any of our remaining funds and assets legally available for distribution to shareholders will be distributed on an as-converted basis to the holders of the shares of Series A and Series B Preferred Stock and our common stock. If the funds available for distribution to stockholders on liquidation is greater than $4,000,000, then such funds will be distributed to

the holders of the Series A Preferred Stock and Series B Preferred Stock (on a pro rata basis based on the number of shares of common stock into which all such shares of preferred stock are convertible) and the holders of our common stock.

Redemption

Upon the sale of our capital stock which results in 51% of capital stock being held by persons other than those who held its capital stock on September 30, 1995 then we must offer to redeem the Series A Preferred Stock at a price equal to two times the conversion price of the Series A Preferred Stock (currently $25 per share). Notwithstanding the foregoing, if we do not have sufficient funds to redeem the Series A Preferred Stock without causing a material adverse effect on our ability to carry out our business, only the funds that are available that will not cause such material adverse effect shall be used to redeem the Series A Preferred Stock. This redemption requirement will continue until such time as all of the shares of Series A Preferred Stock have been redeemed.

Conversion

Each Share of Series A Preferred Stock is convertible into 190 shares of our common stock (subject to adjustment) at any time at the option of the holder. The Preferred Stock automatically converts into our common stock upon the consummation of a public offering by us with aggregate proceeds or fair market value in excess of $4,000,000. All rights incident to a share of Series A Preferred Stock will terminate automatically upon any conversion of such shares into our common stock. The conversion rate will be subject to appropriate adjustment upon any stock split, reverse stock split or stock dividend or similar transaction.

Anti-dilution Adjustments:

The Series A Preferred Stock provides for proportional adjustments to the conversion rate for stock splits, dividends, recapitalizations and similar transactions.

Voting Rights

Holders of the Series A Preferred Stock are entitled to vote on all matters submitted to our shareholders for a vote or consent. Each Share of Series A Preferred Stock has voting rights equal to the number of shares of our common stock into which it converts (presently 190 for 1). Except when a separate class vote is required by law, the Series A Preferred Stock will vote with our common stock as a single class.

Preferred Stock – Series B

We are authorized to issue 5,000,000 shares of $1.00 par value cumulative Preferred Stock – Series B. All the outstanding Preferred Stock is fully paid and non-assessable. Each share of the Preferred Stock is convertible, at the option of the holder at any time, into 277 shares of our Common Stock. Holders of the Series B Preferred Stock are entitled to 10% cumulative dividend if declared by the Board of Directors. This class of stock holds liquidation preferences and is redeemable in December 2005 for face value plus accrued dividends.

Dividends:

The holders of the Series B Preferred Stock shall be entitled to cumulative dividends of 10% per share prior to us paying any dividends on the Series A Preferred Stock or our common stock.

Liquidation Preference

In the event of our liquidation or winding up, if the funds available for liquidation are less than $4,000,000 the holders of the Series B Preferred Stock shall be entitled to receive in full, prior to any other distribution made on our common stock, cash dividends in an amount of $61.00 per share (as adjusted for any stock dividends, combinations or splits with respect to such shares), plus all accumulated and unpaid dividends, on an equal basis with any distribution to be made to the holders of the Series B Preferred Stock.

After this preferred amount has been paid in full, any of our remaining funds and assets legally available for distribution to shareholders will be distributed on an as-converted basis to the holders of the shares of Series A and Series B Preferred Stock and our common stock.

If the funds available for distribution to stockholders on liquidation is greater than $4,000,000, then such funds will be distributed to the holders of the Series A Preferred Stock and Series B Preferred Stock (on a pro rata basis based on the number of shares of common stock into which all such shares of preferred stock are convertible) and the holders of our common stock on a pro rata basis.

Redemption

Upon the sale by us of our capital stock which results in 51% of capital stock being held by persons other than those who held its capital stock on September 30, 1995 then we must redeem the Series A Preferred Stock at a price equal to two times the conversion price of the Series A Preferred Stock (currently $61 per share). In addition, the Series B Preferred Stock is redeemable by us in December 2005 for its issue price of $61 per share plus accrued dividends. Notwithstanding the foregoing, if we do not have sufficient funds to redeem the Series B Preferred Stock without causing a material adverse effect on our ability to carry out its business, only the funds that are available that will not cause such material adverse effect shall be used to redeem the Series B Preferred Stock. This redemption requirement will continue until such time as all of the shares of Series B Preferred Stock have been redeemed.

Conversion

Each share of Series B Preferred Stock is convertible into 277 shares of Common Stock (subject to adjustment) at any time at the option of the holder. The Series B Preferred Stock automatically converts into our common stock upon the consummation of a public offering by us with aggregate proceeds or fair market value in excess of $4,000,000. All rights incident to a share of Series B Preferred Stock will terminate automatically upon any conversion of such shares into our common stock. The conversion rate will be subject to appropriate adjustment upon any stock split, reverse stock split or stock dividend or similar transaction.

Anti-dilution Adjustments:

The Series B Preferred Stock provides for proportional adjustments to the conversion rate for stock splits, dividends, recapitalizations and similar transactions.

Voting Rights

Holders of the Series B Preferred Stock are entitled to vote on all matters submitted to our shareholders for a vote or consent. Each Share of Series B Preferred Stock has voting rights equal to the number of shares of our common stock into which it converts (presently 277 for 1). Except when a separate class vote is required by law, the Series B Preferred Stock will vote with our common stock as a single class.

Convertible Notes

In September 23, 2005, we entered into a Securities Purchase Agreement for a total subscription amount of $3,720,000 that included Stock Purchase Warrants and Callable Secured Convertible Notes with AJW Capital Partners, LLC, AJW Offshore, Ltd., AJW Qualified Partners, LLC and New Millenium Capital Partners II, LLC. The aggregate principal amount will be $3,000,000. The $720,000 difference is attributable to original issue discount at the rate of 8% per annum and represents the redemption price at maturity calculated as 124% of the principal amount of $3,000,000. The initial funding of $1,550,000 was completed on September 23, 2005 with the following parties and evidenced by callable secured convertible notes: AJW Capital Partners, LLC invested $189,100; AJW Offshore, Ltd. invested $812,200; AJW Qualified Partners, LLC invested $527,000 and New Millenium Capital Partners II, LLC invested $21,700. The parties received the following amount of warrants: AJW Capital Partners, LLC – 256,200 warrants; AJW Offshore, Ltd. – 1,100,400 warrants; AJW Qualified Partners, LLC – 714,000 warrants; and New Millenium Capital Partners II, LLC – 29,400 warrants. On October 24, 2005, two business days after we filed the original Form SB-2, we received a $930,000 subscription amount or $750,000 net proceeds. This funding was also evidenced by callable secured convertible notes as follows: AJW Capital Partners, LLC invested $113,460; AJW Offshore, Ltd. invested $487,320; AJW Qualified Partners, LLC invested $316,200 and New Millenium Capital Partners II, LLC invested $13,020. The parties received the following amount of warrants: AJW Capital Partners, LLC – 152,500 warrants; AJW Offshore, Ltd. – 655,000 warrants; AJW Qualified Partners, LLC – 425,000 warrants; and New Millenium Capital Partners II, LLC – 17,500 warrants. The callable secured convertible notes are convertible into shares of our common stock at the lesser of a fixed conversion price of $.12 or a variable conversion price based upon an average of the lowest 3 intra-day trading prices of our common stock during the 20 days immediately prior to the conversion date multiplied by a discount of 60%. The exercise price of the warrants is $.15. After the initial investment aggregating $1,550,000 by the above parties, and an additional investment aggregating $930,000, there is an additional commitment from the parties in the percentages set forth above as follows: within 2 days after the effectiveness of this registration statement, $1,240,000 subscription amount and $1,000,000 principal amount.

Warrants

Based on our recent financing, we have also issued 3,350,000 warrants to date. In accordance with the financing set forth above, if the maximum financing amount is received, we will issue an additional 1,650,000 warrants.

Each Warrant entitles to holder to one share of our common stock. The exercise price is $.15 and is exercisable for five years from September 23, 2005.

TRANSFER AGENT

Our transfer agent is Interwest Transfer Agent, Inc., 1981 East 4800 South, Suite 100, Salt Lake City, Utah 84117. Their telephone number is (801) 272-9294.

EXPERTS

The financial statements as of December 31, 2006 and for the years ended December 31, 2006 and 2005 have been audited by Malin, Bergquist & Company, LLP, independent auditors, as stated in their report appearing herein (which report expresses an unqualified opinion), and are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

LEGAL MATTERS

The validity of our common shares offered will be passed upon for us by Anslow & Jaclin, LLP, Manalapan, New Jersey 07726.

FINANCIAL STATEMENTS

We have attached to this prospectus, copies of our consolidated audited financial statements as of December 31, 2006 and 2005 and copies of our unaudited financial statements as of June 30, 2007.

Index to Financial Statements as of December 31, 2006

	Page
Report of Independent Registered Public Accounting Firm	54
Consolidated Balance Sheet December 31, 2006	55 - 56
Consolidated Statements of Operations, for the Years Ended December 31, 2006 and 2005	57
Consolidated Statements of Stockholders' Deficiency, for the Years Ended December 31, 2006 and 2005	58
Consolidated Statements of Cash Flows, for the Years Ended December 31, 2006 and 2005	59 - 60
Notes to Consolidated Financial Statements	61 - 82

Malin, Bergquist & Company, LLP
CERTIFIED PUBLIC ACCOUNTANTS & BUSINESS ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
EP Global Communications, Inc.

We have audited the accompanying consolidated balance sheet of EP Global Communications, Inc. and subsidiaries (the Company) as of December 31, 2006, and the related consolidated statements of operations, stockholders' deficiency and cash flows for the years ended December 31, 2006 and 2005. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of EP Global Communications, Inc. and subsidiaries as of December 31, 2006, and the results of their operations, stockholders' deficiency and their cash flows for the years ended December 31, 2006 and 2005 in conformity with accounting principles generally accepted in the United States of America.

Malin, Bergquist & Company, LLP

Erie, Pennsylvania
April 13, 2007

EP GLOBAL COMMUNICATIONS, INC.
CONSOLIDATED BALANCE SHEET

		December 31, 2006
Current Assets:		
Cash	$	138,158
Accounts receivable, less allowance for doubtful accounts of $68,437		233,377
Inventory		47,985
Prepaid expenses and other current assets		31,400
Total Current Assets		450,920
Property and equipment		453,932
Less: Accumulated depreciation		(336,220)
		117,712
Deferred financing costs, less accumulated amortization of $138,278		313,722
Security deposits		6,500
Total Assets	$	888,854

See accompanying footnotes to financial statements

EP GLOBAL COMMUNICATIONS, INC.
CONSOLIDATED BALANCE SHEET

	December 31, 2006
Current Liabilities:	
Current portion of long-term debt	$ 328,080
Short-term debt	17,664
Accounts payable	118,658
Accrued expenses	55,583
Due to shareholders	321,800
Deferred subscriptions and other revenues	708,490
Total Current Liabilities	1,550,275
Long-Term Liabilities:	
Long-term debt	4,215,179
Deferred subscriptions and other revenues	22,488
Total Long-Term Liabilities	4,237,667
Total Liabilities	5,787,942
Commitments and contingencies - see Note 10	
Stockholders' Deficiency:	
Preferred stock:	
Series A, $.01 par value; authorized 5,000,000 shares; issued and outstanding 3,333 shares	33
Series B, $1.00 par value; authorized 5,000,000 shares; issued and outstanding 309 shares	309
Common stock, $.0001 par value; authorized 500,000,000 shares; issued and outstanding 51,245,818 shares	5,125
Additional paid in capital	2,358,107
Deficit	(7,262,662)
Total Stockholders' Deficiency	(4,899,088)
Total Liabilities and Stockholders' Deficiency	$ 888,854

See accompanying footnotes to financial statements

EP GLOBAL COMMUNICATIONS, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS

	Years Ended December 31, 2006	Years Ended December 31, 2005
Revenue:		
Advertising revenue	$ 1,581,369	$ 1,662,527
Subscription revenue	296,044	315,579
On line seminars	56,545	50,000
Book sales	43,054	36,330
Special projects	573,508	603,088
Other revenue	15,484	3,565
Revenues	2,566,004	2,671,089
Cost of sales	1,272,247	1,094,293
Selling, general and administrative expenses	2,249,500	2,694,850
Costs and expenses	3,521,747	3,789,143
(Loss) from operations	(955,743)	(1,118,054)
Other expense:		
Depreciation and amortization	(187,096)	(72,935)
Interest expense	(293,151)	(164,008)
Other expenses	(480,247)	(236,943)
(Loss) before provision for income tax	(1,435,990)	(1,354,997)
Income tax provision	-	-
(Loss) before minority interests	(1,435,990)	(1,354,997)
Minority interest in income of consolidated subsidiary	-	3,915
Net (loss)	$ (1,435,990)	$ (1,358,912)
(Loss) per common share - basic	$ (0.05)	$ (0.06)
(Loss) per common share - diluted	$ (0.05)	$ (0.06)
Weighted average common shares outstanding - basic	28,235,068	23,272,151
Weighted average common shares outstanding - diluted	28,235,068	23,272,151

See accompanying footnotes to financial statements

EP GLOBAL COMMUNICATIONS, INC.
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' DEFICIENCY

		Series A Preferred Stock		Series B Preferred Stock		Common Stock			
	Total	Number of Shares	Value of Shares	Number of Shares	Value of Shares	Number of Shares	Value of Shares	Additional Paid-In Capital	Deficit
Balance at January 1, 2005	$ (2,313,855)	3,333	$ 33	309	$ 309	22,132,818	$ 2,213	$ 2,151,349	$ (4,467,760)
Issuance of Common Stock for services (valued at an average of $.03 per share)	37,620	-	-	-	-	1,250,000	125	37,495	-
Transfer of minority interest of LLC to additional paid in capital	107,173	-	-	-	-	-	-	107,173	-
Net Loss	(1,358,912)	-	-	-	-	-	-	-	(1,358,912)
Balance at December 31, 2005	(3,527,974)	3,333	33	309	309	23,382,818	2,338	2,296,017	(5,826,672)
Issuance of Common Stock for services (average of $.03 per share)	7,659	-	-	-	-	245,000	25	7,635	-
Issuance of Common Stock to discharge accrued liability (average of $.01 per share)	2,500	-	-	-	-	250,000	25	2,475	-
Issuance of Common Stock in connection with reduction of convertible debt (average of $.002 per share)	51,605	-	-	-	-	25,800,000	2,580	49,025	-
Issuance of Common Stock to Directors for services (average of $.005 per share)	13,750	-	-	-	-	2,750,000	275	13,475	-
Retirement of Common Stock in connection with a litigation settlement	(10,638)	-	-	-	-	(1,182,000)	(118)	(10,520)	-
Net Loss	(1,435,990)	-	-	-	-	-	-	-	(1,435,990)
Balance at December 31, 2006	$ (4,899,088)	3,333	$ 33	309	$ 309	51,245,818	$ 5,125	$ 2,358,107	$ (7,262,662)

See accompanying footnotes to financial statements

EP GLOBAL COMMUNICATIONS, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years Ended December 31, 2006	2005
Net (loss)	$ (1,435,990)	$ (1,358,912)
Adjustment to reconcile net (loss) to net cash used in operating activities:		
Depreciation and amortization	187,096	72,935
Accretion of interest expense on long-term debt	271,662	-
Retirement of common stock in connection with litigation settlement	(10,638)	-
Non-cash services	21,410	37,620
Accrual of deferred payments to related parties	24,931	82,360
Change in allowance for doubtful accounts	10,563	38,000
(Increase) decrease in operating assets:		
Accounts receivable	58,831	31,738
Inventory	(23,854)	(16,144)
Prepaid expenses and other current assets	(11,400)	(20,000)
Other assets	14,244	7,526
Increase (decrease) in operating liabilities:		
Accounts payable and accrued expenses	(400,096)	(102,485)
Deferred subscriptions and other revenues	67,087	(121,891)
Net cash used in operating activities	(1,226,154)	(1,349,253)
Cash flows from investing activities:		
Acquisition of property and equipment	(48,371)	(34,250)
Net cash used in investing activities	(48,371)	(34,250)

statement continued next page

EP GLOBAL COMMUNICATIONS, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years Ended December 31, 2006	2005
Cash flows from financing activities:		
Proceeds from borrowings	1,846,763	2,545,972
Payments on debt	(385,326)	(978,378)
Increase in deferred financing costs	(192,613)	(260,000)
Common stock issued in connection with conversion of debt	51,605	-
Reduction of capitalized lease obligation	-	(40,221)
Conversion of accrued liability to equity	2,500	-
Proceeds from shareholder	208,971	136,284
Repayments to shareholder	(130,377)	(34,298)
Net cash flows provided by financing activities	1,401,523	1,369,359
Net increase / (decrease) in cash	126,998	(14,144)
Cash - beginning of year	11,160	25,304
Cash - end of year	$ 138,158	$ 11,160
Cash paid for interest	$ 53,231	$ 72,792
Cash paid for taxes	$ -	$ -
Supplementary disclosure of non-cash investing and financing activities:		
Common stock issued for services	$ 21,410	$ 37,620
Conversion of minority interest to permanent capital	$ -	$ 107,173
Conversion of an accrued liability to equity	$ 2,500	$ -
Retirement of common stock in connection with litigation settlement	$ (10,638)	$ -

See accompanying footnotes to financial statements

EP Global Communications, Inc. And Subsidiaries
Notes To Consolidated Financial Statements
December 31, 2006

1. Description Of Business And Summary Of Significant Accounting Policies

Basis of Presentation

On November 28, 2003, East Coast Airlines, Inc. ("East Coast") entered into a share exchange agreement with Psy-Ed Corporation. In connection with the share exchange, East Coast acquired the assets and assumed the liabilities of Psy-Ed Corporation. For accounting purposes, the share exchange agreement has been treated as a recapitalization of Psy-Ed Corporation as the acquirer.

Organization

EP Global Communications, Inc., formerly East Coast Airlines, Inc., and Subsidiaries ("EP" or the "Company"), operates its primary business through its subsidiary, Psy-Ed Corporation (d/b/a Exceptional Parent Magazine). In late 2004 and early 2005, EP entered into a joint venture, which has been consolidated in the Company's financial statements, to promote on line educational seminars, using a web based medium presenting topics that relate to the care of special needs individuals.

EP publishes and distributes Exceptional Parent Magazine, an international publication, designed to serve the information needs of families and professionals who are involved in the care and development of children and adults with disabilities and special health care needs. EP also develops and implements online accredited Continued Medical Education Programs; has its own library of over 1,800 disability book titles and publishes clinical monographs which are disseminated to physicians, researchers and allied health care professionals as well as families and caregivers all over the world.

Significant Accounting Policies

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its majority-owned subsidiaries. All intercompany transactions and balances have been eliminated.

Use of Estimates

The preparation of the consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts

of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash

Cash includes cash in banks, deposits with financial institutions, and all highly liquid investments with a maturity of three months or less.

Concentration of Credit Risk

Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of cash and trade receivables.

The Company's cash and cash equivalents are concentrated primarily in two banks in the United States. At times, such deposits could be in excess of insured limits. Management believes that the financial institutions that hold the Company's financial instruments are financially sound and, accordingly, minimal credit risk is believed to exist with respect to these financial instruments.

The Company grants credit primarily to advertisers based on an evaluation of the customer’s financial condition, without requiring collateral. Exposure to losses on these receivables is principally dependent on each customer’s financial condition. A majority of the subscription income is received in advance and presents little risk to the Company. The Company controls its exposure to credit risk through monitoring procedures and establishes appropriate allowances for anticipated losses.

The Company has a major customer that comprised 16% and 18% of the Company’s revenue in the years ended December 31, 2006 and 2005, respectively. There were no other customers that comprised greater than 10% of the total company revenues in those years.

Provision for Losses on Uncollectible Receivables

The provisions for losses on uncollectible trade receivables are determined principally on the basis of specific identification and past collection experiences. The allowance for doubtful accounts on accounts receivable balances was approximately $68,400 at December 31, 2006.

Inventories

Inventories, consisting primarily of books, are stated at the lower of cost or market, determined on the first-in, first-out (FIFO) method.

Minority Interests

Minority interests consist of a fifty percent (50%) ownership interest in EP Educational Network LLC ("LLC") from September 2004 through September 2005 (see Note 9).

During this period, the income from the operation of the entity and its respective minority interests have been reflected in the Company's statement of operations for the years ended December 31, 2005 and 2004. Beginning in October 2005, the LLC became a single member LLC with all transactions consolidated in the financial statements.

Revenue Recognition

The Company recognizes revenue in accordance with the guidance contained in SEC Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements" ("SAB101"), and Staff Accounting Bulletin No. 104, "Revenue Recognition in Financial Statements" ("SAB104"). Under these pronouncements, revenue is recognized when persuasive evidence of an arrangement exists, delivery of services and/or products has occurred, the sales price is fixed or determinable, and collectibility of the sales price is reasonably assured. In addition to these general revenue recognition criteria, the following specific revenue recognition policies are followed:

Advertising revenue, which consists predominantly of graphic and text displays, is recorded in the period corresponding to the presentation in the publication. Online services advertising revenues, primarily derived from the sale of banner advertisements and sponsorships on the Company's web sites, is recognized in the period the advertising is displayed. The costs to develop this internet income are period costs and are expensed when incurred. Print publication advertising and circulation revenues are recognized, net of agency commissions and estimated returns and allowances, when publications are issued. List rental income is recognized, net of commission, when a list is sold or rented.

Subscription income is recognized based upon the monthly pro-ration of income within the reporting period for a given subscription.

Deferred subscription income, net of agency commission, is recorded when subscription orders are received. The Company uses a fulfillment house, which calculates the revenue to be recorded for all periods. Customers generally subscribe to the magazine for three years. Deferred subscription income represents the portion of the prepaid subscription not earned by the Company and paid for in advance of fulfillment by the Company to the customer.

Revenue from the production of on line educational seminars is recorded at the time of the the seminar is conducted.

Special project revenue recognition occurs at the time of delivery of the product or service that constitutes the special project. Special projects include such undertakings as custom communications as well as the Company's "Disability Awareness Night" program.

Cost of Sales

Cost of sales consist of those costs that are associated with the production of income for a given business activity.

Depreciation and Amortization

Property and equipment are stated at cost less accumulated depreciation and amortization. Depreciation of property and equipment is calculated on the straight-line method over the estimated useful lives of the respective assets, ranging from three to five years. Leasehold improvements are amortized over the lesser of the useful life of the asset or the term of the lease.

Stock-Option Plan

In December 2004, the FASB issued SFAS No. 123R, Share-Based Payment, which establishes standards for the accounting for transactions in which an entity exchanges its equity instruments for goods or services. A key provision of this statement is the requirement of a public entity to measure the cost of employee and non-employee services received in exchange for an award of equity instruments (including stock options) based on the grant-date fair value of the award. That cost will be recognized over the period during which an employee is required to provide service in exchange for the award (i.e., the requisite service period or vesting period). This standard becomes effective on January 1, 2006 for small business issuers. The Company adopted SFAS 123R beginning in the Company's first fiscal quarter of 2006.

No compensatory options or warrants were granted during the years ended December 31, 2006 or 2005. See Note 4 for discussion of warrants issued during 2005 in connection with a debt financing.

Income Taxes

The Company accounts for income taxes using an asset and liability approach under which deferred income taxes are recognized by applying enacted tax rates applicable to future years to the differences between the financial statement carrying amounts and the tax bases of reported assets and liabilities.

The principal items giving rise to deferred taxes are certain expenses which have been deducted for financial reporting purposes which are not currently deductible for income tax purposes and the future tax benefit of certain net operating loss carryforward.

Evaluation of Long-Lived Assets

The Company reviews property and equipment for impairment whenever events or changes in circumstances indicate the carrying value may not be recoverable in accordance with guidance in SFAS No. 144 "Accounting for the Impairment or Disposal of Long-Lived Assets. " If the carrying value of the long-lived asset exceeds the present value of the related estimated future cash flows, the asset would be adjusted to its fair value and an impairment loss would be charged to operations in the period identified.

(Loss) Per Share

Basic (loss) per common share is computed by dividing net (loss) by the weighted average number of common shares outstanding during the year. Diluted (loss) per common share is computed by dividing net (loss) by the weighted average number of common shares and potential common shares outstanding during the year. The basic weighted average shares were used in calculating year ended December 31, 2006 and 2005 diluted (loss) per share, as inclusion of the incremental shares shown in this calculation would be antidilutive. Potential common shares used in computing diluted (loss) per share at December 31, 2006 relate to common stock warrants convertible into 3,338,000 shares of common stock and convertible preferred stock convertible into 719,801 shares of common stock.

Fair Value of Financial Instruments

For financial instruments including cash, accounts payable, accrued expenses and notes payable, it was assumed that the carrying amount approximated fair value because of the short maturities of such instruments.

New Financial Accounting Standards

In December 2004, the Financial Accounting Standard Board ("FASB") issued Statement on Financial Accounting Standards ("SFAS") No. 123(R), "Share-Based Payment" (revised), that will require compensation costs related to share-based payment transactions to be recognized in the financial statements.

With limited exceptions, the amount of compensation cost will be measured based on the grant-date fair value of the equity or liability instruments issued. In addition, liability awards will be remeasured each reporting period. Compensation cost will be recognized over the period that an employee provides service in exchange for the reward. The statement also amends SFAS No. 95, "Statement of Cash Flows", to require that excess tax benefits be reported as a financing cash inflow rather than as a reduction of taxes paid. SFAS No. 123(R) is effective as to the Company as of the beginning of the first interim period that begins after December 15, 2005. The adoption of SFAS 123(R) had no material effect on the Company's reported results of operations.

In December 2004, the FASB issued SFAS No. 153 an amendment of APB Opinion No. 29 "Exchanges of Nonmonetary Assets". SFAS No. 153 amends APB Opinion No. 29 by eliminating the exception under APB No. 29 for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. A nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. SFAS No. 153 is effective for periods beginning after June 15, 2005. The adoption of SFAS No. 153 had no material effect on the Company's financial position or results of operations.

In February 2006, the FASB issued SFAS 155, "Accounting for Certain Hybrid Financial Instruments—an amendment of FASB Statements No. 133 and 140." This Statement amended FASB Statements No. 133, "Accounting for Derivative Instruments and Hedging Activities", and No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities". This pronouncement had no material effect on the Company's financial position or results of operations.

In March 2006, the FASB issued SFAS 156, "Accounting for Servicing of Financial Assets—an amendment of FASB Statement No. 140." This Statement amended FASB Statement No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities." This pronouncement had no material effect on the Company's financial position or results of operations.

In July 2006, the FASB issued FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement 109” (“FIN 48”). FIN 48 requires that a position taken or expected to be taken in a tax return be recognized in the financial statements when it is more likely than not (i.e. a likelihood of more than fifty percent) that the position would be sustained upon examination by tax authorities. A recognized tax position is then measured at the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement. Upon adoption, the cumulative effect of applying the

recognition and measurement provisions of FIN 48, if any, shall be reflected as an adjustment to the opening balance of retained earnings. The effective date of this interpretation is for fiscal years beginning after December 15, 2006. We are currently in the process of evaluating the impact of this interpretation on its consolidated financial statements.

In September 2006, the FASB issued SFAS 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans—an amendment of FASB Statements No. 87, 88, 106, and 132(R)." This Statement requires an employer to recognize the overfunded or underfunded status of a defined benefit postretirement plan (other than a multiemployer plan) as an asset or liability in its statement of financial position and to recognize changes in that funded status in the year in which the changes occur through comprehensive income of a business entity. This pronouncement had no material effect on the Company's financial position or results of operations.

In September 2006, the SEC issued SAB No. 108 in order to eliminate the diversity of practice surrounding how public companies quantify financial statement misstatements. In SAB No. 108, the SEC staff established an approach that requires quantification of financial statement misstatements based on the effects of the misstatements on each of the company's financial statements and the related financial statement disclosures. SAB No. 108 is effective for fiscal years ending after November 15, 2006. SAB No. 108 did not have an impact to our consolidated financial statements.

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurement". This statement defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. This statement applies under other accounting pronouncements that require or permit fair value measurements. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007. We are currently assessing the impact of the adoption of SFAS No. 157 may have on our consolidated financial statements.

In February 2007, the FASB issued Statement No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities – Including an amendment to FASB Statement No. 115". This statement permits companies to choose to measure many financial instruments and other items at fair value. The objective is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. This Statement is expected to expand the use of fair value measurement of accounting for financial instruments. The fair value option established by this statement permits all entities to measure eligible items at fair value at specified election dates. This statement is effective as of the beginning of an entity's first fiscal year

that begins after November 15, 2007. We are currently assessing the impact that adoption of SFAS No. 159 may have on our consolidated financial statements.

Basis of Presentation

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. This basis of accounting contemplates the recovery of the Company's assets and the settlement of its liabilities in the normal course of conducting business.

In the two most recent years, the Company has obtained cash from various debt financings to fund existing operations. From September 2005 through January 2006, the Company used proceeds from a $3.0 million loan to repay a substantial portion of its debt and to provide for continuing operations through the third quarter of calendar year 2006. In the third quarter of calendar 2006, the Company entered into another loan arrangment to provide proceeds of $2.0 million in the aggregate through November 2007. (See Note 4.)

In the fourth quarter, 2006, the Company entered into an agreement with the United States Army for a U.S. Army Research Project entitled Exceptional Family Training and Transitioning Program, focusing on education and training in the developmental and special health care needs arena. The contract which is worth over $800,000 is paid in installments and will be effective from December 1, 2006 through December 31, 2007.

The Company is continuing initiatives to produce significant increases in revenues and to enact cost reduction programs.

Reclassifications

Certain amounts reported for 2005 have been reclassified to conform to the 2006 presentation. Such reclassifications had no effect on reported income.

2. Property And Equipment

Property and equipment at December 31, 2006 consists of the following:

	Furniture & Fixtures	Equipment	Computer Equipment	Other
Property and equipment	$ 173,573	$ 51,001	$ 198,975	$ 30,383
Less: Accumulated depreciation	(146,790)	(32,392)	(132,843)	(24,195)
	$ 26,783	$ 18,609	$ 66,132	$ 6,188

Depreciation expense for the years ended December 31, 2006 and 2005 was $66,538 and $54,602, respectively.

3. Accrued Expenses

Accrued expenses at December 31, 2006 consist of the following:

Commissions	$ 12,093
Directors' expenses	$ 3,200
Interest	32,045
Accrued vacation	8,245
	$ 55,583

4. Debt

Long-Term Debt

Long-term debt at December 31, 2006 consists of the following:

Note payable - the Company will issue up to $3,720,000 in callable convertible notes. The notes are convertible into shares of our common stock. The convertible debt instrument bears interest at 8% per annum. See further discussion below.	$ 3,227,865
Note payable - the Company will issue up to $2,600,000 in callable convertible notes. The notes are convertible into shares of our common stock. The convertible debt instrument bears interest at 10% per annum. See further discussion below.	928,746
Note payable to the City of Johnstown, interest at 3%, due November 2011. This note is collateralized by equipment owned by the Company. Principal and interest payments of $1,321 per month.	72,398

Amount payable to vendor under an extension of credit up to $369,250, non-interest bearing. Payments of $30,000 in January 2007 and monthly payments of $20,000 in February through September 2007. Thereafter, the note shall convert to an open account payable with the vendor.	314,250
	4,543,259
Less: Current portion	(328,080)
	$ 4,215,179

The following are maturities of long-term debt:

Year Ended December 31,	
2007	$ 328,080
2008	2,177,833
2009	2,007,714
2010	15,131
2011	14,501
2012 and Thereafter	-
	$ 4,543,259

On September 23, 2005, the Company completed financing agreements by executing a securities purchase agreement with the following entities: AJW Partners, LLC, AJW Offshore, Ltd., AJW Qualified Partners, LLC and New Millenium Capital Partners II, LLC.

Under the securities purchase agreement, the Company will issue up to $3,720,000 in callable secured convertible notes. The notes are convertible into shares of our common stock. The conversion price is based on the lesser of $0.12 or the average of the lowest 3 intra-day trading prices during the 20 trading days immediately prior to the conversion date discounted by 40%. The timing of the conversion is at the option of the holder. The notes are secured by a grant of a general security interest in all of our assets both tangible and intangible. In addition, our Chief Executive Officer individually pledged 3,371,093 shares of common stock.

In addition, the Company is to issue 5,000,000 stock purchase warrants convertible into shares of our common stock on a one for one basis. The exercise price is $.15 and the term of the warrants is 5 years. As of December 31, 2005, 3,338,000 warrants had been issued. The remainder was issued in January, 2006.

A private investment firm received a commission of $240,000 (8% of the aggregate net proceeds of $3,000,000) for arranging for this financing.

Through December 31, 2005, the Company received net proceeds of $2,000,000 under the terms of the securities purchase agreement. The Company also received $1,000,000 on January 29, 2006 immediately following the effectiveness of a registration statement filed by the Company with the SEC.

The convertible debt instrument bears interest at 8% per annum and is due September 23, 2008.

In accordance with Emerging Issues Task Force Topic 00-27 and SFAS 150, "Accounting for Certain Financial Instruments with Characteristics of both liabilities and Equity", the Company performed calculations allocating the proceeds from the issuance of convertible debt with detachable warrants and the beneficial conversion privileges to each respective security at their fair values. The Company referred to SFAS 133, "Accounting for Derivative Instruments and Hedging Activities," and EITF 00-19, "Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company's Own Stock," in determining whether the conversion option is an embedded derivative instrument. In the case of the detachable warrants and the beneficial conversion privileges, the Company concluded the fair value was nil; accordingly, the entire amount recorded as a liability was associated with the convertible debt. The calculated fair value of the convertible debt of $3,227,865 was recorded as a long term liability as of December 31, 2006. The convertible debt will be accreted to its face value of $3.7 million under the interest method until it is either converted or matures. As of December 31, 2006, the accretion was $278,116, of which $242, 915 was recorded in calendar year 2006.

If the obligation had been settled on December 31, 2006, the Company would have issued 1,537,078,692 shares of its common stock (with a fair value, based solely on the quoted market price per share as of December 31, 2006, of $5,380,000). However, under the terms of the agreement, the maximum number of shares that could be required to be issued is 206,666,666.

Provided the Company is not in default under the financing documents, it has a sufficient number of authorized shares of its common stock reserved for issuance upon full conversion of the promissory notes and its common stock is trading at or below $.15 per share, the Company shall have the right, exercisable on not less than 10 trading days prior written notice to the holders of the promissory notes, to prepay all of the outstanding promissory notes. If the Company exercises its right to prepay the promissory notes, it shall make payment to the holders of an amount in cash equal to either (i) 125% (for prepayments occurring within 30 days of the issue date of the promissory notes), (ii) 130% for prepayments occurring between 31 and 60 days of the issue date of the promissory notes, or (iii) 140% (for prepayments occurring after the 60th day following the issue date of the promissory notes, multiplied by the sum of the then outstanding principal amount of the promissory notes plus default interest.

On August 15, 2006, the Company completed a second financing agreement by executing a securities purchase agreement with the following entities: AJW Partners, LLC, AJW Offshore, Ltd., AJW Qualified Partners, LLC and New Millenium Capital Partners II, LLC.

Under the second securities purchase agreement, the Company will issue up to $2,600,000 in callable secured convertible notes. The notes are convertible into shares of our common stock. The conversion price is based on the lesser of $0.05 or the average of the lowest 3 intra-day trading prices during the 20 trading days immediately prior to the conversion date discounted by 40%. The timing of the conversion is at the option of the holder. The notes are secured by a grant of a general security interest in all of our assets both tangible and intangible. In addition, the Company issued 5,000,000 stock purchase warrants convertible into shares of our common stock on a one for one basis. The exercise price is $.01 per share and the term of the warrants is seven years.

Through December 31, 2006, the Company received proceeds of $ 900,000 under the terms of the securities purchase agreement. The funds were received in the amount of $500,000 upon signing the definitive investment agreements and $100,000 monthly thereafter.

A private investment firm is receiving 8% of the amount loaned as the funds are received.

The convertible debt instrument bears interest at 10% per annum and is due beginning in August, 2009.

In accordance with Emerging Issues Task Force Topic 00-27 and SFAS 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity”, the Company performed calculations allocating the proceeds from the issuance of convertible debt with detachable warrants and the beneficial conversion privileges to each respective security at their fair values. The Company referred to SFAS 133, “Accounting for Derivative Instruments and Hedging Activities,” and EITF 00-19, “Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company's Own Stock,” in determining whether the conversion option is an embedded derivative instrument. In the case of the detachable warrants and the beneficial conversion privileges, the Company concluded the fair value was nil; accordingly, the entire amount recorded as a liability was associated with the convertible debt. The calculated fair value of the convertible debt of $928,746 was recorded as a long term liability as of December 31, 2006. The convertible debt will be accreted to its face value of $2.6 million under the interest method until it is either converted or matures. As of December 31, 2006, the cumulative accretion was $28,746, all of which was recorded in calendar year 2006.

If the obligation had been settled on December 31, 2006, under the formula for conversion, the Company would issue approximately 442,260,120 shares of its common stock (with a fair value, based solely on the quoted market price per share as of December 31, 2006, of $1,547,900). However, under the terms of the agreement, the maximum number of shares that could be required to be issued is 206,666,666, and the maximum number of shares of common stock that are authorized to be issued by the Company is 500,000,000.

In connection with the notes payable to AJW Partners, LLC, AJW Offshore, Ltd., AJW Qualified Partners, LLC and New Millenium Capital Partners II, LLC, described above, the Company has deferred financing costs and fees, that are amortized over 36 months, as follows:

		Activity in calendar year	
	Total	2006	2005
Financing fees (8% of financing)	$ 312,000	$ 152,000	$ 160,000
Other financing fees - lender	90,000	40,000	50,000
Legal fees	50,000	-	50,000
Total deferred fees	452,000	192,000	260,000
Less: Amortization	(138,278)	(119,945)	(18,333)
	$ 313,722	$ 72,055	$ 241,667

Short-Term debt

Short-term bank obligations at December 31, 2006, consists of an unsecured line of credit with MBNA in the amount of $17,664, interest at 24.5%.

5. Related Party Transactions

Amounts due to shareholders at December 31, 2006 consists of the following:

Notes Payable to Officers / Directors	
Note payable to Chief Executive Officer, due on demand, interest at 9.74%	$ 213,580
Amount payable to former Chief Operating Officer, due on demand.	929
	214,509

schedule continues next page

Other amounts due to Officers / Directors / Shareholders	
Deferred compensation payable to the Chief Executive Officer	86,931
Deferred compensation payable to former Chief Operating Officer	20,360
	107,291
	$ 321,800

The deferred compensation amounts due the Chief Executive Officer and former Chief Operating Officer represent unpaid compensation due each individual based upon their normal annual compensation that remains unpaid at the end of 2006. These balances are non-interest bearing.

Also, see Note 7 for information regarding common stock issued for services.

6. Income Taxes

The liability method, prescribed by SFAS No. 109, "Accounting for Income Taxes", is used by the Company in accounting for income taxes. Under this method, deferred tax assets and liabilities are determined based on differences between financial reporting and tax basis of assets and liabilities and are measured using the enacted tax rates and laws that are expected to be in effect when the differences are expected to reverse.

During the year ended December 31, 2005, the Company recorded a deferred tax asset associated with its net operating loss ("NOL") carryforwards of approximately $1,224,359 that was fully offset by a valuation allowance due to the determination that it was more likely than not that the Company would be unable to utilize these benefits in the foreseeable future. The Company's NOL carryforward expires beginning in 2010 through 2018.

There is no provision for income taxes for the years ended December 31, 2006 and 2005 as there was no taxable income in either year.

The types of temporary differences between tax basis of assets and liabilities and their financial reporting amounts that give rise to the deferred tax liability and deferred tax asset and their approximate tax effects are as follows:

	December 31, 2006	
	Temporary Difference	Tax Effect
Net operating loss carryforward	$ 5,037,046	$ 1,712,596
Less: Valuation account	(5,037,046)	(1,712,596)
	$ -	$ -

The provision for income taxes on earnings differs from the amount computed using the federal statutory rate of 34% as a result of the following:

	December 31, 2006	December 31, 2005
Net Loss	$ (1,435,990)	$ (1,358,912)
Federal taxes at statutory rate - 34%	$ (489,600)	$ (462,400)
State income taxes net of federal benefit	(5,000)	(5,000)
Unused net operating losses	494,600	467,400
Provision for income taxes	$ -	$ -

See Note 1 regarding the Company's business combination pursuant to a share acquisition agreement. The business combination was a tax-free merger pursuant to Internal Revenue Code Section 368. Accordingly, in connection with this merger, the Company's ultimate recognition of its NOL became subject to Internal Revenue Code Section 382.

The general tax principle underlying Code Section 382 is that losses incurred by a corporation may be utilized by offsetting income it later generates, as long as its separate existence and the identity of its major shareholders are basically unchanged. However, significant limitations to the use of the Company's NOL may apply if there is an ownership change. The testing period is defined as the three-year period ending on the day of any shift involving a five-percent shareholder or the equity structure.

While the Company does not believe the ultimate realization of its NOL carryforward will be impacted by the merger, it can give no assurance that limitations that may exist under the prevailing, or future, Code Section 382 will not apply.

7. Stock Issued for Services

For the year ended December 31, 2006, the Company issued 2,995,000 shares of the Company's restricted common stock to directors, employees and non-employees as stock-based compensation in the amount of $21,410, that has been recorded as an expense in the Company's financial statements. Of these amounts, 2,750,000 restricted shares ($13,750) were issued to directors of the Company (a related party transaction).

For the year ended December 31, 2005, the Company issued 1,250,000 shares of the Company's restricted common stock to employees and non-employees as stock-based compensation in the amount of $37,620, that has been recorded as an expense in the

Company’s financial statements. Of these amounts, 50,000 restricted shares ($4,500) were issued to officers of the Company (a related party transaction).

The Company accounts for the services using the fair market value of the services rendered.

8. Stockholders' Deficiency

Common Stock

The Company is authorized to issue 500,000,000 shares of $.0001 par value common stock. All the outstanding Common Stock is fully paid and non-assessable.

Preferred Stock – Series A

The Company is authorized to issue 5,000,000 shares of $ .01 par value Preferred Stock – Series A. All the outstanding Preferred Stock is fully paid and non-assessable. Each share of the Preferred Stock is convertible, at the option of the holder at any time, into 190 shares of the Company’s Common Stock. The holders of Series A preferred Stock have the following rights.

Dividends:

If any dividend is declared on the Company’s Common Stock in any fiscal year, the holders of the Series A Preferred Stock first shall be entitled to receive a dividend of $200 per share in preference to the payment of any dividends on the Company’s Common Stock.

Liquidation Preference:

In the event of any liquidation or winding up of the Company, if the funds available for liquidation are less than $4,000,000 the holders of the Series A Preferred Stock shall be entitled to receive in full, prior to any other distribution made on the Company’s Common Stock, cash dividends in an amount of $25.00 per share (as adjusted for any stock dividends, combinations or splits with respect to such shares), on an equal basis with any distribution to be made to the holders of the Series B Preferred Stock.

After this preferred amount, if any, has been paid in full, any of the Company’s remaining funds and assets legally available for distribution to shareholders will be distributed on an as-converted basis to the holders of the shares of Series A and Series B Preferred Stock and our Common Stock. If the funds available for distribution to stockholders on liquidation is greater than $4,000,000, then such funds will be distributed to the holders of the Series A Preferred Stock and Series B Preferred Stock (on a pro rata basis based on the number of shares of common

stock into which all such shares of preferred stock are convertible) and the holders of the Company's Common Stock.

Redemption:

Upon the sale by the Company of its capital stock which results in 51% of capital stock being held by persons other than those who held its capital stock on September 30, 1995 then the Company must offer to redeem the Series A Preferred Stock at a price equal to two times the conversion price of the Series A Preferred Stock (currently $25 per share). Notwithstanding the foregoing, if the Company does not have sufficient funds to redeem the Series A Preferred Stock without causing a material adverse effect on the Company's ability to carry out its business, only the funds that are available that will not cause such material adverse effect shall be used to redeem the Series A Preferred Stock. This redemption requirement will continue until such time as all of the shares of Series A Preferred Stock have been redeemed.

Conversion:

Each share of Series A Preferred Stock is convertible into 190 shares of Common Stock (subject to adjustment) at any time at the option of the holder. The Preferred Stock automatically converts into the Company's Common Stock upon the consummation of a public offering by the Company with aggregate proceeds or fair market value in excess of $4,000,000. All rights incident to a share of Series A Preferred Stock will terminate automatically upon any conversion of such shares into Common Stock. The conversion rate will be subject to appropriate adjustment upon any stock split, reverse stock split or stock dividend or similar transaction.

Anti-dilution Adjustments:

The Series A Preferred Stock provides for proportional adjustments to the conversion rate for stock splits, dividends, recapitalizations and similar transactions.

Voting Rights

Holders of the Series A Preferred Stock are entitled to vote on all matters submitted to the Company's shareholders for a vote or consent. Each share of Series A Preferred Stock has voting rights equal to the number of shares of Common Stock into which it converts (presently 190 for 1). Except when a separate class vote is required by law, the Series A Preferred Stock will vote with the Common Stock as a single class.

Preferred Stock – Series B

The Company is authorized to issue 5,000,000 shares of $1.00 par value cumulative Preferred Stock – Series B. All the outstanding Preferred Stock is fully paid and non-assessable. Each share of the Preferred Stock is convertible, at the option of the holder at any time, into 277 shares of the Company's Common Stock.

Holders of the Series B Preferred Stock are entitled to 10% cumulative dividend if declared by the Board of Directors. This class of stock holds liquidation preferences and is redeemable in December 2005 for face value plus accrued dividends.

Dividends:

The holders of the Series B Preferred Stock shall be entitled to cumulative dividends of 10% per share prior to the Company paying any dividends on the Series A Preferred Stock or its Common Stock.

Liquidation Preference:

In the event of any liquidation or winding up of the Company, if the funds available for liquidation are less than $4,000,000 the holders of the Series B Preferred Stock shall be entitled to receive in full, prior to any other distribution made on the Company's Common Stock, cash dividends in an amount of $61.00 per share (as adjusted for any stock dividends, combinations or splits with respect to such shares), plus all accumulated and unpaid dividends, on an equal basis with any distribution to be made to the holders of the Series B Preferred Stock.

After this preferred amount has been paid in full, any of the Company's remaining funds and assets legally available for distribution to shareholders will be distributed on an as-converted basis to the holders of the shares of Series A and Series B Preferred Stock and our Common Stock.

If the funds available for distribution to stockholders on liquidation is greater than $4,000,000, then such funds will be distributed to the holders of the Series A Preferred Stock and Series B Preferred Stock (on a pro rata basis based on the number of shares of common stock into which all such shares of preferred stock are convertible) and the holders of Company's Common Stock on a pro rata basis.

Redemption:

Upon the sale by the Company of its capital stock which results in 51% of capital stock being held by persons other than those who held its capital stock on September 30, 1995 then the Company must redeem the Series A Preferred Stock at a price equal to two times the conversion price of the Series A Preferred Stock (currently $61 per share). In addition, the Series B Preferred Stock is redeemable by the Company in December 2005 for its issue price of $61 per share plus accrued dividends. Notwithstanding the foregoing, if the Company does not have sufficient funds to redeem the Series B Preferred Stock without causing a material

adverse effect on the Company's ability to carry out its business, only the funds that are available that will not cause such material adverse effect shall be used to redeem the Series B Preferred Stock. This redemption requirement will continue until such time as all of the shares of Series B Preferred Stock have been redeemed.

Conversion:

Each share of Series B Preferred Stock is convertible into 277 shares of Common Stock (subject to adjustment) at any time at the option of the holder. The Series B Preferred Stock automatically converts into the Company's Common Stock upon the consummation of a public offering by the Company with aggregate proceeds or fair market value in excess of $4,000,000. All rights incident to a share of Series B Preferred Stock will terminate automatically upon any conversion of such shares into Common Stock. The conversion rate will be subject to appropriate adjustment upon any stock split, reverse stock split or stock dividend or similar transaction.

Anti-dilution Adjustments:

The Series B Preferred Stock provides for proportional adjustments to the conversion rate for stock splits, dividends, recapitalizations and similar transactions.

Voting Rights:

Holders of the Series B Preferred Stock are entitled to vote on all matters submitted to the Company's shareholders for a vote or consent. Each Share of Series B Preferred Stock has voting rights equal to the number of shares of Common Stock into which it converts (presently 277 for 1). Except when a separate class vote is required by law, the Series B Preferred Stock will vote with the Common Stock as a single class.

9. Interest In LLC

EP Global, during September 2004, entered into a joint venture with the InforMedx Group, LLC, ("InforMedx") a subsidiary of the Conemaugh Health System of Johnstown, Pennsylvania, to promote on line educational seminars, using a web based medium presenting topics that relate to the care of special needs individuals. The content of the seminars is medically based in most instances. The intended audiences are professional, and aligned and family caregivers of special needs individuals.

To implement the joint venture, EP has established a limited liability company, EP Educational Network LLC, ("Network") and InforMedx agreed to pay $210,000 for a

one half interest in this newly established entity. Of this amount $100,000 was received in September 2004 with the balance due September 2005.

All content used is to remain the property of EP with any jointly developed content being the property of seminars with each of the parties able to utilize the content in any manner so long as that use is not disruptive to the purpose, intent or in conflict with the business activities of seminars. Profits were to allocated based on the ownership ratio.

EP has recognized the transaction as an addition to minority interest.

In June of 2005, shortly after a change in senior management at Conemaugh, InforMedx informed the Company that it had reconsidered its continuing participation in the joint venture and made a determination that continued participation would not be consistent with Conemaugh's strategic goals. Accordingly, InforMedx returned its one-half ownership of the LLC to the company in exchange for being released from making the $110,000 contribution in September 2005. Consequently, the Company has transferred $100,000 of minority interest to additional paid in capital. Also, the minority interest was further reduced, with an offset to paid in capital, by $7,173. There are no obligations to InforMedx at December 31, 2006.

10. Commitments and Contingencies

Operating Leases

The Company has operating leases for office space and temporary living space expiring in 2009 and 2007, and for office equipment expiring in 2007. Total operating lease expense amounted to $115,600 and $148,814 in 2006 and 2005, respectively. Subsequent operating lease payments are $53,784 in 2007, $47,340 in 2008, and $48,540 in 2009.

Legal Proceedings

Michael Miller, Juan Sala, Carolina Hernandez, Cesar Alquegui, Josephine Lugo, III and George Sukornyk v. EP Global Communications, Inc., Court of Chancery of the State of Delaware in and for New Castle County, C.A. No. 1502-N – This case was commenced on July 22, 2005. Plaintiffs made the following allegations in their lawsuit: The plaintiffs were shareholders of our company when it was known as East Coast Airlines, Inc., prior to the acquisition agreement with Psy-Ed Corporation in November 2003. Subsequent to the Psy-Ed acquisition, the plaintiffs allegedly agreed to surrender certain "free trading" shares of our common stock in exchange for restricted shares of our common stock. Plaintiffs claim that we never delivered the restricted shares of common stock to each of them. On September 30, 2005, we filed our answer denying liability to the plaintiffs together with counterclaims for unjust enrichment, civil conspiracy and related claims against each of the plaintiffs. Our answer denies any wrongdoing and, in fact, asserts unjust enrichment to the plaintiffs,

negligent misrepresentations by the plaintiffs and a civil conspiracy. By our counterclaim, we are requesting the return of any of our shares of common stock still held by the plaintiffs and related damages. The plaintiffs in the lawsuit are requesting specific performance of an alleged agreement to give them 1 restricted share of our common stock for every 2 unrestricted shares they tendered to us (they claim to have tendered approximately 4 million shares), together with unspecified compensatory damages, interest and costs. The parties, as of April 14, 2006, have settled this lawsuit and have signed a definitive settlement agreement all appropriate releases being exchanged.

Joseph Braumstein, Chapter 7 Trustee of The McCabe Group versus Joseph M. Valenzano, Jr. and Psy-Ed Corporation et al. Adversary proceeding No 06-01351. When The McCabe Group (TMG) ceased business operations in October 2004, it entered into a Chapter 7 liquidation proceeding, under the terms of Title 11 of the U.S. Code (Bankruptcy). The Chapter 7 Trustee of TMG, Joseph Braumstein in June 2006 brought a lawsuit in the U.S. Bankruptcy Court alleging that the Company and its President and CEO, jointly and severally, owed approximately $53,000 for legal fees and expenses to TMG. The Company and its CEO are vigorously defending this complaint. The Company and Counsel believes that further litigation should result in the ultimate dismissal of this Chapter 7 Trustee Claim. The Company has made all timely filings with the court and to date has heard nothing further with regard to the position of the court.

Psy-Ed Corporation, d/b/a Exceptional Parent, Plaintiff v. Stanley D. Klein and Kimberly Schive, Superior Court in and for the County of Middlesex, in the Commonwealth of Massachusetts, Civil Action No. 99-6140; Counterclaims Brought by Klein Against Plaintiffs and Third-Party Directors (Kenneth Rossano, David Hirsch, MD, Robert Striano, Donald S. Chadwick, C. Kenneth Mehrling and Robert K. Hopkins, Jr.) of Exceptional Parent in Civ. No. 99-6140. This case was commenced on December 17, 1999. Psy- Ed is the plaintiff and counter-claimants in this case. The Company and its president were previously successful in defending an action taken by Ms. Schive in 1996 for wrongful termination. and successfully defended itself in three separate appeals made by Ms. Schive. At present, most of the claims by Kimberly Schive have been dismissed and are no longer pending, either in any court proceeding or before the MCAD. Still pending are her claims for abuse of process and retaliation. The company and its attorney’s feel that further litigation should result in the ultimate dismissal of her claims

The employment of Stanley D. Klein, a former officer, director and shareholder of the company was terminated for cause in August of 1997. He filed a complaint with the Massachusetts Commission Against Discrimination in 2000 alleging that the Company, which had brought an action against him in December 1999 for misconduct, fraud and defamation causing damage to the Company, had retaliated against him because of his support for Kimberly Schive.

Mr. Klein filed an action against the Company and Mr. Valenzano in the Superior Court for Middlesex County, Massachusetts in December 2002 seeking payment of unspecified damages. That lawsuit was dismissed in 2005. Mr. Klein then filed an action seeking precisely the same relief in a state court in New Jersey which action was summarily dismissed by Superior Court in Bergen County New Jersey. At the time of filing both of these actions, Mr. Klein was a defendant in an action brought by the Company against him in 1999.

During the non-jury trial held in June of 2006, eight of Klein's ten claims against the Company were dismissed. The Company was found liable by the judge with respect to abuse of process in the Schive case and tortuous interference with respect to a promissory note. The balance on that note was approximately $124,000. The Company intends to rigorously defend against the decision and to date no decision with regard to any award of damages has been made. It is the Company's position that it will prevail with respect to any adverse findings although it is impossible to assert at this time that there is any certainty with respect to this position.

Other than noted above, there is no litigation pending or threatened by or against us.

Unaudited Interim Financial Statements as of June 30, 2007:

Index

	Page
Unaudited Consolidated Balance Sheet June 30, 2007	84 - 85
Unaudited Consolidated Statements of Operations, for the Three and Six Months Ended June 30, 2007 and 2006	86
Unaudited Consolidated Statements of Stockholders' Deficiency, for the Six Months Ended June 30, 2007 and 2006	87
Unaudited Consolidated Statements of Cash Flows, for the Six Months Ended June 30, 2007 and 2006	88 - 89
Notes to Unaudited Consolidated Financial Statements at June 30, 2007	90 - 110

EP GLOBAL COMMUNICATIONS, INC.
CONSOLIDATED BALANCE SHEET

		June 30, 2007
Current Assets:		
Cash	$	252,552
Accounts receivable, less allowance for doubtful accounts of $57,005		222,350
Inventory		63,094
Prepaid expenses and other current assets		209,889
Total Current Assets		747,885
Property and equipment		482,579
Less: Accumulated depreciation		(380,007)
		102,572
Deferred financing costs, less accumulated amortization of $216,944		275,056
Security deposits		6,575
Total Assets	$	1,132,088

See accompanying footnotes to financial statements

EP GLOBAL COMMUNICATIONS, INC.
CONSOLIDATED BALANCE SHEET

	June 30, 2007
Current Liabilities:	
Current portion of long-term debt	$ 178,289
Accounts payable	96,945
Accrued expenses	106,766
Due to shareholders	234,457
Deferred subscriptions and other revenues	1,015,736
Total Current Liabilities	1,632,193
Long-Term Liabilities:	
Long-term debt	4,786,207
Deferred subscriptions and other revenues	18,848
Total Long-Term Liabilities	4,805,055
Total Liabilities	6,437,248
Commitments and contingencies - see Note 9	
Stockholders' Deficiency:	
Preferred stock:	
Series A, $.01 par value; authorized 5,000,000 shares; issued and outstanding 3,333 shares	33
Series B, $1.00 par value; authorized 5,000,000 shares; issued and outstanding 309 shares	309
Common stock, $.0001 par value; authorized 500,000,000 shares; issued and outstanding 147,545,818 shares	14,755
Additional paid in capital	2,457,735
Deficit	(7,777,992)
Total Stockholders' Deficiency	(5,305,160)
Total Liabilities and Stockholders' Deficiency	$ 1,132,088

See accompanying footnotes to financial statements

EP GLOBAL COMMUNICATIONS, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS

	Three Months Ended June 30, 2007	Three Months Ended June 30, 2006	Six Months Ended June 30, 2007	Six Months Ended June 30, 2006
Revenue:				
Advertising revenue	$ 347,946	$ 354,089	$ 793,845	$ 885,241
Subscription revenue	196,233	71,625	392,325	158,739
On line seminars	53,667	15,670	53,667	41,170
Book sales	50,116	8,645	70,970	21,031
Special projects	159,331	101,694	411,473	418,094
Other revenue	2,142	9,600	86,605	14,870
Revenues	809,435	561,323	1,808,885	1,539,145
Cost of sales	468,915	368,070	896,011	731,590
Selling, general and administrative expenses	636,613	595,734	1,108,015	1,183,226
Costs and expenses	1,105,528	963,804	2,004,026	1,914,816
(Loss) from operations	(296,093)	(402,481)	(195,141)	(375,671)
Other expense:				
Depreciation and amortization	(62,620)	(45,857)	(122,453)	(87,212)
Interest expense	(103,564)	(70,590)	(197,737)	(134,797)
Other expenses	(166,184)	(116,447)	(320,190)	(222,009)
(Loss) before provision for income tax	(462,277)	(518,928)	(515,331)	(597,680)
Income tax provision	-	-	-	-
Net (loss)	$ (462,277)	$ (518,928)	$ (515,331)	$ (597,680)
(Loss) per common share - basic	$ (0.00)	$ (0.02)	$ (0.00)	$ (0.02)
(Loss) per common share - diluted	$ (0.00)	$ (0.02)	$ (0.00)	$ (0.02)
Weighted average common shares outstanding - basic	134,021,818	25,015,818	105,781,151	24,093,135
Weighted average common shares outstanding - diluted	134,021,818	25,015,818	105,781,151	24,093,135

See accompanying footnotes to financial statements

EP GLOBAL COMMUNICATIONS, INC.
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' DEFICIENCY

		Series A Preferred Stock		Series B Preferred Stock		Common Stock			
	Total	Number of Shares	Value of Shares	Number of Shares	Value of Shares	Number of Shares	Value of Shares	Additional Paid-In Capital	Deficit
Balance at January 1, 2007	$ (4,899,087)	3,333	$ 33	309	$ 309	51,245,818	$ 5,125	$ 2,358,107	$ (7,262,661)
Issuance of Common Stock in connection with reduction of convertible debt (average of $.001 per share)	109,258	-	-	-	-	96,300,000	$ 9,630	$ 99,628	-
Net Loss	(515,331)	-	-	-	-	-	-	-	(515,331)
Balance at June 30, 2007	$ (5,305,160)	3,333	$ 33	309	$ 309	147,545,818	$ 14,755	$ 2,457,735	$ (7,777,992)

See accompanying footnotes to financial statements

EP GLOBAL COMMUNICATIONS, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Six Months Ended June 30, 2007	Six Months Ended June 30, 2006
Net (loss)	$ (515,331)	$ (597,680)
Adjustment to reconcile net (loss) to net cash used in operating activities:		
Depreciation and amortization	122,453	87,212
Accretion of interest expense on long-term debt	187,359	116,140
Retirement of common stock in connection with litigation settlement	-	(10,638)
Non-cash services	-	7,660
Accrual of deferred payments to related parties	43,147	-
Change in allowance for doubtful accounts	(11,432)	-
(Increase) decrease in operating assets:		
Accounts receivable	22,459	166,716
Inventory	(15,109)	(52,385)
Prepaid expenses and other current assets	(178,489)	(10,000)
Other assets	(75)	-
Increase (decrease) in operating liabilities:		
Accounts payable and accrued expenses	29,470	73,535
Deferred subscriptions and other revenues	303,606	(207,729)
Net cash used in operating activities	(11,942)	(427,169)
Cash flows from investing activities:		
Acquisition of property and equipment	(28,647)	(34,162)
Net cash used in investing activities	(28,647)	(34,162)

statement continued next page

EP GLOBAL COMMUNICATIONS, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Six Months Ended June 30, 2007	Six Months Ended June 30, 2006
Cash flows from financing activities:		
Proceeds from borrowings	500,000	1,000,000
Payments on debt	(174,527)	(337,215)
Increase in deferred financing costs	(40,000)	(80,000)
Common stock issued in connection with conversion of debt	-	19,781
Conversion of accrued liability to equity	-	2,500
Proceeds from shareholder	-	33,566
Repayments to shareholder	(130,490)	(174,709)
Net cash flows provided by financing activities	154,983	463,923
Net increase in cash	114,394	2,592
Cash - beginning of year	138,158	11,160
Cash - end of quarter	$ 252,552	$ 13,752
Cash paid for interest	$ 2,980	$ 146,125
Cash paid for taxes	$ -	$ -
Supplementary disclosure of non-cash investing and financing activities:		
Common stock issued for services	$ -	$ 7,500
Conversion of an accrued liability to equity	$ -	$ 2,500
Retirement of common stock in connection with litigation settlement	$ -	$ (10,638)

See accompanying footnotes to financial statements

EP Global Communications, Inc. And Subsidiaries
Notes To Consolidated Financial Statements
June 30, 2007

1. Description Of Business And Summary Of Significant Accounting Policies

Basis of Presentation

On November 28, 2003, East Coast Airlines, Inc. ("East Coast") entered into a share exchange agreement with Psy-Ed Corporation. In connection with the share exchange, East Coast acquired the assets and assumed the liabilities of Psy-Ed Corporation. For accounting purposes, the share exchange agreement has been treated as a recapitalization of Psy-Ed Corporation as the acquirer.

The accompanying unaudited financial statements have been prepared by the Company pursuant to the rules and regulations of the Securities and Exchange Commission (the "SEC") Form 10-QSB and Item 310 of Regulation S-B, and generally accepted accounting principles for interim financial reporting. In the opinion of management, the accompanying unaudited financial statements contain all necessary adjustments (consisting of normal recurring accruals and adjustments) for a fair presentation of the results of operations and cash flows for the respective periods ended June 30, 2007 and 2006.

Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted. The information included in this Form 10-QSB should be read in conjunction with Management's Discussion and Analysis and Financial Statements and notes thereto included in the Company's December 31, 2006 Form 10-KSB filed with the Securities and Exchange Commission. The results of operations for the three and six months ended June 30, 2007 are not necessarily indicative of the results of operations to be expected for the full fiscal year.

Organization

EP Global Communications, Inc., formerly East Coast Airlines, Inc., and Subsidiaries ("EP" or the "Company"), operates its primary business through its subsidiary, Psy-Ed Corporation (d/b/a Exceptional Parent Magazine). In late 2004 and early 2005, EP entered into a joint venture, which has been consolidated in the Company's financial statements, to promote on line educational seminars, using a web based medium presenting topics that relate to the care of special needs individuals.

EP publishes and distributes *Exceptional Parent* Magazine, an international publication, designed to serve the informational needs of families and professionals who are involved in the care and development of children and adults with disabilities and special health care needs. EP also develops and implements online accredited Continued Medical Education Programs; has its own library of over 2000 disability

book titles and publishes clinical monographs which are disseminated to physicians, researchers and allied health care professionals as well as families and caregivers all over the world.

Significant Accounting Policies

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its majority-owned subsidiaries. All intercompany transactions and balances have been eliminated.

Use of Estimates

The preparation of the consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash

Cash includes cash in banks, deposits with financial institutions, and all highly liquid investments with a maturity of three months or less. As of June 30, 2007, Cash and Cash Equivalents were $252,552, which compares to $13,752 at June 30, 2006.

Concentration of Credit Risk

Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of cash and trade receivables.

The Company's cash and cash equivalents are concentrated primarily in two banks in the United States. At times, such deposits could be in excess of insured limits. Management believes that the financial institutions that hold the Company's financial instruments are financially sound and, accordingly, minimal credit risk is believed to exist with respect to these financial instruments.

The Company grants credit primarily to advertisers based on an evaluation of the customer’s financial condition, without requiring collateral. Exposure to losses on these receivables is principally dependent on each customer’s financial condition. A majority of the subscription income is received in advance and presents little risk to the Company. The Company controls its exposure to credit

risk through monitoring procedures and establishes appropriate allowances for anticipated losses.

The Company has a major customer that comprised 27.5% and 13% of the Company's revenue in the six months ended June 30, 2007 and 2006, respectively. A second major customer comprised 17% of the Company's revenue in the six months ended June 30, 2007. There were no other customers that comprised greater than 10% of the total company revenues in those quarters.

Provision for Losses on Uncollectible Receivables

The provisions for losses on uncollectible trade receivables are determined principally on the basis of specific identification and past collection experiences. The allowance for doubtful accounts on accounts receivable balances was $57,005 at June 30, 2007.

Inventories

Inventories, consisting primarily of books, are stated at the lower of cost or market, determined on the first-in, first-out (FIFO) method.

Revenue Recognition

The Company recognizes revenue in accordance with the guidance contained in SEC Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements" ("SAB101"), and Staff Accounting Bulletin No. 104, "Revenue Recognition in Financial Statements" ("SAB104"). Under these pronouncements, revenue is recognized when persuasive evidence of an arrangement exists, delivery of services and/or products has occurred, the sales price is fixed or determinable, and collectibility of the sales price is reasonably assured. In addition to these general revenue recognition criteria, the following specific revenue recognition policies are followed:

Advertising revenue, which consists predominantly of graphic and text displays, is recorded in the period corresponding to the presentation in the publication. Online services advertising revenues, primarily derived from the sale of banner advertisements and sponsorships on the Company's web sites, is recognized in the period the advertising is displayed. The costs to develop this internet income are predominantly period costs and are expensed when incurred. Print publication advertising and circulation revenues are recognized, net of agency commissions and estimated returns and allowances, when publications are issued. List rental income is recognized, net of commission, when a list is sold or rented.

Subscription income generated by both the private sector and the military is recognized based upon the monthly pro-ration of income within the reporting period for a given subscription.

Deferred subscription income, net of agency commission, is recorded when subscription orders are received. The Company uses a fulfillment house, which calculates the revenue to be recorded for all periods. Customers generally subscribe to the magazine for three years. Deferred subscription income represents the portion of the prepaid subscription not earned by the Company and paid for in advance of fulfillment by the Company to the customer.

Revenue from the production of online educational seminars, for both the private sector and the military, is recorded at the time the seminar is conducted.

Book orders are received over the internet and via the mail; revenue is recognized after the order has been fulfilled and shipped.

Special project revenue recognition occurs at the time of delivery of the product or service that constitutes the special project. Special projects include such undertakings as custom communications as well as the Company's "Disability Awareness Night" program.

Cost of Sales

Cost of sales consist of those costs that are associated with the production of income for a given business activity.

Depreciation and Amortization

Property and equipment are stated at cost less accumulated depreciation and amortization. Depreciation of property and equipment is calculated on the straight-line method over the estimated useful lives of the respective assets, ranging from three to five years. Leasehold improvements are amortized over the lesser of the useful life of the asset or the term of the lease.

Stock-Option Plan

In December 2004, the FASB issued SFAS No. 123R, Share-Based Payment, which establishes standards for the accounting for transactions in which an entity exchanges its equity instruments for goods or services. A key provision of this statement is the requirement of a public entity to measure the cost of employee and non-employee services received in exchange for an award of equity instruments (including stock options) based on the grant-date fair value of the award. That cost will be recognized over the period during which an employee is required to provide service in exchange for the award (i.e., the requisite service period or vesting period). This standard becomes effective on January 1, 2006 for small business issuers. The Company adopted SFAS 123R beginning in the Company's first fiscal quarter of 2006.

No compensatory options or warrants were granted during the six months ended June 30, 2007 or 2006. See Note 4 for discussion of warrants issued during 2006 in connection with a debt financing.

Income Taxes

The Company accounts for income taxes using an asset and liability approach under which deferred income taxes are recognized by applying enacted tax rates applicable to future years to the differences between the financial statement carrying amounts and the tax bases of reported assets and liabilities.

The principal items giving rise to deferred taxes are certain expenses which have been deducted for financial reporting purposes which are not currently deductible for income tax purposes and the future tax benefit of certain net operating loss carryforward.

Evaluation of Long-Lived Assets

The Company reviews property and equipment for impairment whenever events or changes in circumstances indicate the carrying value may not be recoverable in accordance with guidance in SFAS No. 144 "Accounting for the Impairment or Disposal of Long-Lived Assets. " If the carrying value of the long-lived asset exceeds the present value of the related estimated future cash flows, the asset would be adjusted to its fair value and an impairment loss would be charged to operations in the period identified.

(Loss) Per Share

Basic (loss) per common share is computed by dividing net (loss) by the weighted average number of common shares outstanding during the year. Diluted (loss) per common share is computed by dividing net (loss) by the weighted average number of common shares and potential common shares outstanding during the year. The basic weighted average shares were used in calculating quarter ended June 30, 2007 and 2006 diluted (loss) per share, as inclusion of the incremental shares shown in this calculation would be anti-dilutive. Potential common shares used in computing diluted (loss) per share at June 30, 2007 relate to common stock warrants convertible into 3,338,000 shares of common stock and convertible preferred stock convertible into 719,801 shares of common stock.

Fair Value of Financial Instruments

For financial instruments including cash, accounts payable, accrued expenses and notes payable, it was assumed that the carrying amount approximated fair value because of the short maturities of such instruments.

Income Taxes

The Company accounts for income taxes using an asset and liability approach under which deferred income taxes are recognized by applying enacted tax rates applicable to future years to the differences between the financial statement carrying amounts and the tax bases of reported assets and liabilities.

The principal items giving rise to deferred taxes are certain expenses which have been deducted for financial reporting purposes which are not currently deductible for income tax purposes and the future tax benefit of certain net operating loss carryforward.

Evaluation of Long-Lived Assets

The Company reviews property and equipment for impairment whenever events or changes in circumstances indicate the carrying value may not be recoverable in accordance with guidance in SFAS No. 144 "Accounting for the Impairment or Disposal of Long-Lived Assets. " If the carrying value of the long-lived asset exceeds the present value of the related estimated future cash flows, the asset would be adjusted to its fair value and an impairment loss would be charged to operations in the period identified.

(Loss) Per Share

Basic (loss) per common share is computed by dividing net (loss) by the weighted average number of common shares outstanding during the year. Diluted (loss) per common share is computed by dividing net (loss) by the weighted average number of common shares and potential common shares outstanding during the year. The basic weighted average shares were used in calculating quarter ended June 30, 2007 and 2006 diluted (loss) per share, as inclusion of the incremental shares shown in this calculation would be anti-dilutive. Potential common shares used in computing diluted (loss) per share at June 30, 2007 relate to common stock warrants convertible into 3,338,000 shares of common stock and convertible preferred stock convertible into 719,801 shares of common stock.
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New Financial Accounting Standards

In December 2004, the Financial Accounting Standard Board ("FASB") issued Statement on Financial Accounting Standards ("SFAS") No. 123(R), "Share-Based Payment" (revised), that will require compensation costs related to share-based payment transactions to be recognized in the financial statements.

With limited exceptions, the amount of compensation cost will be measured based on the grant-date fair value of the equity or liability instruments issued. In addition, liability awards will be remeasured each reporting period. Compensation cost will be recognized over the period that an employee provides service in exchange for the reward. The statement also amends SFAS No. 95, "Statement of Cash Flows", to require that excess tax benefits be reported as a financing cash inflow rather than as a reduction of taxes paid. SFAS No. 123(R)

is effective as to the Company as of the beginning of the first interim period that begins after December 15, 2005. The adoption of SFAS 123(R) had no material effect on the Company's reported results of operations.

In December 2004, the FASB issued SFAS No. 153 an amendment of APB Opinion No. 29 "Exchanges of Nonmonetary Assets”. SFAS No. 153 amends APB Opinion No. 29 by eliminating the exception under APB No. 29 for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. A nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. SFAS No. 153 is effective for periods beginning after June 15, 2005. The adoption of SFAS No. 153 had no material effect on the Company's financial position or results of operations.

In February 2006, the FASB issued SFAS 155, "Accounting for Certain Hybrid Financial Instruments—an amendment of FASB Statements No. 133 and 140." This Statement amended FASB Statements No. 133, "Accounting for Derivative Instruments and Hedging Activities", and No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities". This pronouncement had no material effect on the Company's financial position or results of operations.

In March 2006, the FASB issued SFAS 156, "Accounting for Servicing of Financial Assets—an amendment of FASB Statement No. 140”. This Statement amended FASB Statement No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities". This pronouncement had no material effect on the Company's financial position or results of operations.

In July 2006, the FASB issued FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement 109” (“FIN 48”). FIN 48 requires that a position taken or expected to be taken in a tax return be recognized in the financial statements when it is more likely than not (i.e. a likelihood of more than fifty percent) that the position would be sustained upon examination by tax authorities. A recognized tax position is then measured at the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement. Upon adoption, the cumulative effect of applying the recognition and measurement provisions of FIN 48, if any, shall be reflected as an adjustment to the opening balance of retained earnings. The effective date of this interpretation is for fiscal years beginning after December 15, 2006. FIN 48 did not have a material impact on our consolidated financial statements.

In September 2006, the FASB issued SFAS 158, "Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans—an amendment of FASB Statements No. 87, 88, 106, and 132(R)”. This Statement requires an employer to recognize the over-funded or under-funded status of a defined benefit

postretirement plan (other than a multiemployer plan) as an asset or liability in its statement of financial position and to recognize changes in that funded status in the year in which the changes occur through comprehensive income of a business entity. This pronouncement had no material effect on the Company's financial position or results of operations.

In September 2006, the SEC issued SAB No. 108 in order to eliminate the diversity of practice surrounding how public companies quantify financial statement misstatements. In SAB No. 108, the SEC staff established an approach that requires quantification of financial statement misstatements based on the effects of the misstatements on each of the company's financial statements and the related financial statement disclosures. SAB No. 108 is effective for fiscal years ending after November 15, 2006. SAB No. 108 did not have an impact to our consolidated financial statements.

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurement". This statement defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. This statement applies under other accounting pronouncements that require or permit fair value measurements. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007. We are currently assessing the impact of the adoption of SFAS No. 157 may have on our consolidated financial statements.

In February 2007, the FASB issued Statement No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities – Including an amendment to FASB Statement No. 115". This statement permits companies to choose to measure many financial instruments and other items at fair value. The objective is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. This Statement is expected to expand the use of fair value measurement of accounting for financial instruments. The fair value option established by this statement permits all entities to measure eligible items at fair value at specified election dates. This statement is effective as of the beginning of an entity's first fiscal year that begins after November 15, 2007. We are currently assessing the impact that adoption of SFAS No. 159 may have on our consolidated financial statements.

Basis of Presentation

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. This basis of accounting contemplates the recovery of the Company's assets and the settlement of its liabilities in the normal course of conducting business.

In the two most recent years, the Company has obtained cash from various debt financings to fund existing operations. From September 2005 through January 2006, the Company used proceeds from a $3.0 million loan to repay a substantial portion of its debt and to provide for continuing operations through the third quarter of calendar year 2006. In the third quarter of calendar 2006, the Company entered into another financing arrangement to provide proceeds of $2.0 million in the aggregate through November 2007. (See Note 4.)

In the fourth quarter of 2006, the Company entered into an agreement with the United States Army for a U.S. Army Research Project entitled Exceptional Family Training and Transitioning Program ("EFTT"), focusing on education and training in the developmental and special health care needs arena. The contract, which is worth over $800,000, is paid in installments and will be effective from December 1, 2006 through December 31, 2007.

The Company is continuing initiatives to produce significant increases in revenues and to enact cost reduction programs.

Reclassifications

Certain amounts reported for 2006 have been reclassified to conform to the 2007 presentation. Such reclassifications had no effect on reported income.

2. Property and Equipment

Property and equipment at June 30, 2007 consists of the following:

	Furniture & Fixtures	Equipment	Computer Equipment	Other
Property and equipment	$ 173,573	$ 51,001	$ 227,623	$ 30,382
Less: Accumulated depreciation	(151,052)	(41,697)	(161,475)	(25,783)
	$ 22,521	$ 9,304	$ 66,148	$ 4,599

Depreciation expense for the three months ended June 30, 2007 and 2006 was $22,287 and $45,857, respectively. Depreciation expense for the six months ended June 30, 2007 and 2006 was $43,787 and $87,212, respectively.

3. Accrued Expenses

Accrued expenses at June 30, 2007 consisted of the following:

Commissions	$	32,306
Directors' expenses		3,200
Interest		32,045
Accrued vacation		14,144
Taxes		971
Other		24,100
	$	106,766

4. Debt

Long-Term Debt

Long-term debt at June 30, 2007 consisted of the following:

Note payable - the Company will issue up to $3,720,000 in callable convertible notes. The notes are convertible into shares of our common stock. The convertible debt instrument bears interest at 8% per annum. See further discussion below.	$	3,246,737
Note payable - the Company will issue up to $2,600,000 in callable convertible notes. The notes are convertible into shares of our common stock. The convertible debt instrument bears interest at 10% per annum. See further discussion below.		1,487,975
Note payable to the City of Johnstown, interest at 3%, due November 2011. This note is collateralized by equipment owned by the Company. Principal and interest payments of $1,321 per month.		65,534
Amount payable to vendor under an extension of credit up to $369,250, non-interest bearing. Payments of $30,000 in January 2007 and monthly payments of $20,000 in February through September 2007. Thereafter, the note shall convert to an open account payable with the vendor.		164,250
		4,964,496
Less: Current portion		(178,289)
	$	4,786,207

The following are maturities of long-term debt:

12 Months Ended June 30,	
2008	$ 178,289
2009	2,142,642
2010	2,107,552
2011	529,250
2012	6,763
	$ 4,964,496

On September 23, 2005, the Company completed financing agreements by executing a securities purchase agreement with the following entities: AJW Partners, LLC, AJW Offshore, Ltd., AJW Qualified Partners, LLC and New Millenium Capital Partners II, LLC.

Under the securities purchase agreement, the Company will issue up to $3,720,000 in callable secured convertible notes. The notes are convertible into shares of our common stock. The conversion price is based on the lesser of $0.12 or the average of the lowest 3 intra-day trading prices during the 20 trading days immediately prior to the conversion date discounted by 40%. The timing of the conversion is at the option of the holder. The notes are secured by a grant of a general security interest in all of our assets both tangible and intangible. In addition, our Chief Executive Officer individually pledged 3,371,093 shares of common stock as security for this financing.

In addition, the Company issued 5,000,000 stock purchase warrants convertible into shares of our common stock on a one for one basis. The exercise price is $.15 and the term of the warrants is 5 years. As of December 31, 2005, 3,338,000 warrants had been issued. The remainder were issued in January, 2006.

A private investment firm received a commission of $240,000 (8% of the aggregate net proceeds of $3,000,000) for arranging for this financing.

Through December 31, 2005, the Company received net proceeds of $2,000,000 under the terms of the securities purchase agreement. The Company also received $1,000,000 on January 29, 2006 immediately following the effectiveness of a registration statement filed by the Company with the SEC.

The convertible debt instrument bears interest at 8% per annum and is due September 23, 2008.

In accordance with Emerging Issues Task Force Topic 00-27 and SFAS 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity", the Company performed calculations allocating the proceeds from the issuance of convertible debt with detachable warrants and the beneficial conversion privileges to each respective security at their fair values. The Company referred to

SFAS 133, “Accounting for Derivative Instruments and Hedging Activities,” and EITF 00-19, “Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company's Own Stock,” in determining whether the conversion option is an embedded derivative instrument. In the case of the detachable warrants and the beneficial conversion privileges, the Company concluded the fair value was nil; accordingly, the entire amount recorded as a liability was associated with the convertible debt. The calculated fair value of the convertible debt of $3,246,737 was recorded as a long term liability as of June 30, 2007. The convertible debt will be accreted to its face value of $3.7 million under the interest method until it is either converted or matures. As of June 30, 2007, the accretion was $406,245, of which $64,212 was recorded in the second quarter of 2007, $63,917 was recorded in the first quarter of 2007 and $242,915 was recorded in calendar year 2006.

If the obligation had been settled on June 30, 2007, the Company would have issued 3,607,485,185 shares of its common stock (with a fair value, based solely on the quoted market price per share as of June 30, 2007, of $5,411,228). However, under the terms of the agreement, the maximum number of shares that could be required to be issued is 206,666,666.

Provided the Company is not in default under the financing documents, it has a sufficient number of authorized shares of its common stock reserved for issuance upon full conversion of the promissory notes and its common stock is trading at or below $.15 per share, the Company shall have the right, exercisable on not less than 10 trading days prior written notice to the holders of the promissory notes, to prepay all of the outstanding promissory notes. If the Company exercises its right to prepay the promissory notes, it shall make payment to the holders of an amount in cash equal to either (i) 125% (for prepayments occurring within 30 days of the issue date of the promissory notes), (ii) 130% for prepayments occurring between 31 and 60 days of the issue date of the promissory notes, or (iii) 140% (for prepayments occurring after the 60th day following the issue date of the promissory notes, multiplied by the sum of the then outstanding principal amount of the promissory notes plus default interest.)

On August 15, 2006, the Company completed a second financing agreement by executing a securities purchase agreement with the following entities: AJW Partners, LLC, AJW Offshore, Ltd., AJW Qualified Partners, LLC and New Millenium Capital Partners II, LLC.

Under the second securities purchase agreement, the Company will issue up to $2,600,000 in callable secured convertible notes. The notes are convertible into shares of our common stock. The conversion price is based on the lesser of $0.05 or the average of the lowest 3 intra-day trading prices during the 20 trading days immediately prior to the conversion date discounted by 40%. The timing of the conversion is at the option of the holder. The notes are secured by a grant of a general security interest in all of our assets both tangible and intangible. In addition, the

Company issued 5,000,000 stock purchase warrants convertible into shares of our common stock on a one for one basis. The exercise price is $.01 per share and the term of the warrants is seven years.

Through June 30, 2007, the Company received proceeds of $1,400,000 under the terms of the securities purchase agreement. The funds were received in the amount of $500,000 upon signing the definitive investment agreements and $100,000 monthly thereafter. A private investment firm is receiving 8% of the amount loaned as the funds are received. There was also an origination fee to the lender of $20,000, which has been paid.

The convertible debt instrument bears interest at 10% per annum and is due beginning in August, 2009.

In accordance with Emerging Issues Task Force Topic 00-27 and SFAS 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity", the Company performed calculations allocating the proceeds from the issuance of convertible debt with detachable warrants and the beneficial conversion privileges to each respective security at their fair values. The Company referred to SFAS 133, "Accounting for Derivative Instruments and Hedging Activities," and EITF 00-19, "Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company's Own Stock," in determining whether the conversion option is an embedded derivative instrument. In the case of the detachable warrants and the beneficial conversion privileges, the Company concluded the fair value was nil; accordingly, the entire amount recorded as a liability was associated with the convertible debt. The calculated fair value of the convertible debt of $1,487,975 was recorded as a long term liability as of June 30, 2007. The convertible debt will be accreted to its face value of $2.6 million under the interest method until it is either converted or matures. As of June 30, 2007, the cumulative accretion was $87,975, of which $35,946 was recorded in the second quarter of 2007, $23,283 was recorded in the first quarter of 2007 and $28,746 was recorded in 2006.

If the obligation had been settled on June 30, 2007, under the formula for conversion, the Company would issue approximately 1,653,306,096 shares of its common stock (with a fair value, based solely on the quoted market price per share as of June 30, 2007, of $2,479,959.). However, under the terms of the agreement, the maximum number of shares that could be required to be issued is 206,666,666, and the maximum number of shares of common stock that are authorized to be issued by the Company is 500,000,000.

In connection with the notes payable to AJW Partners, LLC, AJW Offshore, Ltd., AJW Qualified Partners, LLC and New Millenium Capital Partners II, LLC, described above, the Company has deferred financing costs and fees, that are amortized over 36 months, as follows:

			Activity in calendar year	
	Total	2007	Prior	
Financing fees (8% of financing)	$ 352,000	$ 40,000	$ 312,000
Other financing fees - lender	90,000	-	90,000
Legal fees	50,000	-	50,000
Total deferred fees	492,000	40,000	452,000
Less: Amortization	(216,944)	(78,666)	(138,278)
	$ 275,056	$ (38,666)	$ 313,722

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Short-Term debt

There was no short-term debt recorded at June 30, 2007; at June 30, 2006, short-term debt was $18,386.

5. Related Party Transactions

Amounts due to shareholders at June 30, 2007 consist of the following:

Notes Payable to Officers / Directors	
Note payable to Chief Executive Officer, due on demand, interest at 9.74%	$ 90,370
Amount payable to former Chief Operating Officer, due on demand.	929
	$ 91,299
Other amounts due to Officers / Directors / Shareholders	
Deferred compensation payable to the Chief Executive Officer	$ 122,798
Deferred compensation payable to former Chief Operating Officer	20,360
	143,158
	$ 234,457

The deferred compensation amounts due the Chief Executive Officer and former Chief Operating Officer represent unpaid compensation due each individual based upon their normal annual compensation that remains unpaid at the quarter ended June 30, 2007. These balances are non-interest bearing.

Also, see Note 7 for information regarding common stock issued for services.

6. Income Taxes

The liability method, prescribed by SFAS No. 109, "Accounting for Income Taxes", is used by the Company in accounting for income taxes. Under this method, deferred tax assets and liabilities are determined based on differences between financial reporting and tax basis of assets and liabilities and are measured using the enacted tax rates and laws that are expected to be in effect when the differences are expected to reverse.

Through June 30, 2007, the Company recorded a deferred tax asset associated with its net operating loss ("NOL") carryforward of approximately $1,887,808 that was fully offset by a valuation allowance due to the determination that it was more likely than not that the Company would be unable to utilize these benefits in the foreseeable future. The Company's NOL carryforward expires beginning in 2010 through 2018.

There is no provision for income taxes for the quarters ended June 30, 2007 and 2006, as there was no taxable income in either quarter.

The types of temporary differences between tax basis of assets and liabilities and their financial reporting amounts that give rise to the deferred tax liability and deferred tax asset and their approximate tax effects are as follows:

	June 30, 2007	
	Temporary Difference	Tax Effect
Net operating loss carryforward	$ 5,552,377	$ 1,887,808
Less: Valuation account	(5,552,377)	(1,887,808)
	$ -	$ -

The provision for income taxes on earnings differs from the amount computed using the federal statutory rate of 34% as a result of the following:

	June 30,	
	2007	2006
Net Loss	$ (515,331)	$ (597,680)
Federal taxes at statutory rate - 34%	$ (176,800)	$ (203,211)
State income taxes net of federal benefit	(3,000)	(5,000)
Unused net operating losses	179,800	208,200
Other	-	11
Provision for income taxes	$ -	$ -

See Note 1 regarding the Company's business combination pursuant to a share acquisition agreement. The business combination was a tax-free merger pursuant to Internal Revenue Code Section 368. Accordingly, in connection with this merger, the Company's ultimate recognition of its NOL became subject to Internal Revenue Code Section 382.

The general tax principle underlying Code Section 382 is that losses incurred by a corporation may be utilized by offsetting income it later generates, as long as its separate existence and the identity of its major shareholders are basically unchanged. However, significant limitations to the use of the Company's NOL may apply if there is an ownership change. The testing period is defined as the three-year period ending on the day of any shift involving a five-percent shareholder or the equity structure.

While the Company does not believe the ultimate realization of its NOL carryforward will be impacted by the merger, it can give no assurance that limitations that may exist under the prevailing, or future, Code Section 382 will not apply.

7. Stock Issued for Services

For the quarter ended June 30, 2007, the Company did not issue any of its common stock except in connection with conversion of its debt (see Note 4).

For the quarter ended June 30, 2006, the Company issued 20,000 shares of the Company’s common stock to employees and non-employees as stock-based compensation in the amount of $160, which was recorded as an expense in the Company’s financial statements.

The Company accounts for the services using the fair market value of the services rendered.

8. Stockholders' Deficiency

Common Stock

The Company is authorized to issue 500,000,000 shares of $.0001 par value common stock. All the outstanding Common Stock is fully paid and non-assessable.

Preferred Stock – Series A

The Company is authorized to issue 5,000,000 shares of $ .01 par value Preferred Stock – Series A. All the outstanding Preferred Stock is fully paid and non-assessable. Each share of the Preferred Stock is convertible, at the option of the holder at any time, into 190 shares of the Company’s Common Stock. The holders of Series A preferred Stock have the following rights.

Dividends:

If any dividend is declared on the Company's Common Stock in any fiscal year, the holders of the Series A Preferred Stock first shall be entitled to receive a dividend of $200 per share in preference to the payment of any dividends on the Company's Common Stock.

Liquidation Preference:

In the event of any liquidation or winding up of the Company, if the funds available for liquidation are less than $4,000,000 the holders of the Series A Preferred Stock shall be entitled to receive in full, prior to any other distribution made on the Company's Common Stock, cash dividends in an amount of $25.00 per share (as adjusted for any stock dividends, combinations or splits with respect to such shares), on an equal basis with any distribution to be made to the holders of the Series B Preferred Stock.

After this preferred amount, if any, has been paid in full, any of the Company's remaining funds and assets legally available for distribution to shareholders will be distributed on an as-converted basis to the holders of the shares of Series A and Series B Preferred Stock and our Common Stock. If the funds available for distribution to stockholders on liquidation is greater than $4,000,000, then such funds will be distributed to the holders of the Series A Preferred Stock and Series B Preferred Stock (on a pro rata basis based on the number of shares of common stock into which all such shares of preferred stock are convertible) and the holders of the Company's Common Stock.

Redemption:

Upon the sale by the Company of its capital stock which results in 51% of capital stock being held by persons other than those who held its capital stock on September 30, 1995 then the Company must offer to redeem the Series A Preferred Stock at a price equal to two times the conversion price of the Series A Preferred Stock (currently $25 per share). Notwithstanding the foregoing, if the Company does not have sufficient funds to redeem the Series A Preferred Stock without causing a material adverse effect on the Company's ability to carry out its business, only the funds that are available that will not cause such material adverse effect shall be used to redeem the Series A Preferred Stock. This redemption requirement will continue until such time as all of the shares of Series A Preferred Stock have been redeemed.

Conversion:

Each share of Series A Preferred Stock is convertible into 190 shares of Common Stock (subject to adjustment) at any time at the option of the holder. The

Preferred Stock automatically converts into the Company's Common Stock upon the consummation of a public offering by the Company with aggregate proceeds or fair market value in excess of $4,000,000. All rights incident to a share of Series A Preferred Stock will terminate automatically upon any conversion of such shares into Common Stock. The conversion rate will be subject to appropriate adjustment upon any stock split, reverse stock split or stock dividend or similar transaction.

Anti-dilution Adjustments:

The Series A Preferred Stock provides for proportional adjustments to the conversion rate for stock splits, dividends, recapitalizations and similar transactions.

Voting Rights

Holders of the Series A Preferred Stock are entitled to vote on all matters submitted to the Company's shareholders for a vote or consent. Each share of Series A Preferred Stock has voting rights equal to the number of shares of Common Stock into which it converts (presently 190 for 1). Except when a separate class vote is required by law, the Series A Preferred Stock will vote with the Common Stock as a single class.

Preferred Stock – Series B

The Company is authorized to issue 5,000,000 shares of $1.00 par value cumulative Preferred Stock – Series B. All the outstanding Preferred Stock is fully paid and non-assessable. Each share of the Preferred Stock is convertible, at the option of the holder at any time, into 277 shares of the Company's Common Stock.

Holders of the Series B Preferred Stock are entitled to 10% cumulative dividend if declared by the Board of Directors. This class of stock holds liquidation preferences and was redeemable in December 2005 for face value plus accrued dividends.

Dividends:

The holders of the Series B Preferred Stock shall be entitled to cumulative dividends of 10% per share prior to the Company paying any dividends on the Series A Preferred Stock or its Common Stock.

Liquidation Preference:

In the event of any liquidation or winding up of the Company, if the funds available for liquidation are less than $4,000,000 the holders of the Series B Preferred Stock shall be entitled to receive in full, prior to any other distribution

made on the Company's Common Stock, cash dividends in an amount of $61.00 per share (as adjusted for any stock dividends, combinations or splits with respect to such shares), plus all accumulated and unpaid dividends, on an equal basis with any distribution to be made to the holders of the Series A Preferred Stock.

After this preferred amount has been paid in full, any of the Company's remaining funds and assets legally available for distribution to shareholders will be distributed on an as-converted basis to the holders of the shares of Series A and Series B Preferred Stock and our Common Stock.

If the funds available for distribution to stockholders on liquidation is greater than $4,000,000, then such funds will be distributed to the holders of the Series A Preferred Stock and Series B Preferred Stock (on a pro rata basis based on the number of shares of common stock into which all such shares of preferred stock are convertible) and the holders of Company's Common Stock on a pro rata basis.

Redemption:

Upon the sale by the Company of its capital stock which results in 51% of capital stock being held by persons other than those who held its capital stock on September 30, 1995 then the Company must redeem the Series B Preferred Stock at a price equal to two times the conversion price of the Series B Preferred Stock (currently $61 per share). In addition, the Series B Preferred Stock was redeemable by the Company in December 2005 for its issue price of $61 per share plus accrued dividends. Notwithstanding the foregoing, if the Company does not have sufficient funds to redeem the Series B Preferred Stock without causing a material adverse effect on the Company's ability to carry out its business, only the funds that are available that will not cause such material adverse effect shall be used to redeem the Series B Preferred Stock. This redemption requirement will continue until such time as all of the shares of Series B Preferred Stock have been redeemed.

Conversion:

Each share of Series B Preferred Stock is convertible into 277 shares of Common Stock (subject to adjustment) at any time at the option of the holder. The Series B Preferred Stock automatically converts into the Company's Common Stock upon the consummation of a public offering by the Company with aggregate proceeds or fair market value in excess of $4,000,000. All rights incident to a share of Series B Preferred Stock will terminate automatically upon any conversion of such shares into Common Stock. The conversion rate will be subject to appropriate adjustment upon any stock split, reverse stock split or stock dividend or similar transaction.

Anti-dilution Adjustments:

The Series B Preferred Stock provides for proportional adjustments to the conversion rate for stock splits, dividends, recapitalizations and similar transactions.

Voting Rights:

Holders of the Series B Preferred Stock are entitled to vote on all matters submitted to the Company's shareholders for a vote or consent. Each Share of Series B Preferred Stock has voting rights equal to the number of shares of Common Stock into which it converts (presently 277 for 1). Except when a separate class vote is required by law, the Series B Preferred Stock will vote with the Common Stock as a single class.

9. Commitments and Contingencies

Operating Leases

The Company has operating leases for office space and temporary living space expiring in 2009 and 2007, and for office equipment expiring in 2007. Total operating lease expense for the six months ended June 30, 2007 and 2006 amounted to $26,474 and $65,447, respectively. Subsequent operating lease payments are $26,713 in 2007, $47,040 in 2008, and $48,540 in 2009.

Legal Proceedings

Joseph Braumstein, Chapter 7 Trustee of The McCabe Group versus Joseph M. Valenzano, Jr. and Psy-Ed Corporation et al. Adversary proceeding No 06-01351. When The McCabe Group (TMG) ceased business operations in October 2004, it entered into a Chapter 7 liquidation proceeding, under the terms of Title 11 of the U.S. Code (Bankruptcy). The Chapter 7 Trustee of TMG, Joseph Braumstein in June 2006 brought a lawsuit in the U.S. Bankruptcy Court alleging that the Company and its President and CEO, jointly and severally, owed approximately $53,000 for legal fees and expenses to TMG. The Company and its CEO are vigorously defending this complaint. The Company and Counsel believes

that further litigation should result in the ultimate dismissal of this Chapter 7 Trustee Claim. The Company has made all timely filings with the court and to date has heard nothing further with regard to the position of the court.

Psy-Ed Corporation, d/b/a Exceptional Parent, Plaintiff v. Stanley D. Klein and Kimberly Schive, Superior Court in and for the County of Middlesex, in the Commonwealth of Massachusetts, Civil Action No. 99-6140; Counterclaims Brought by Klein Against Plaintiffs and Third-Party Directors (Kenneth Rossano, David Hirsch, MD, Robert Striano, Donald S. Chadwick, C. Kenneth Mehrling and

Robert K. Hopkins, Jr.) of Exceptional Parent in Civ. No. 99-6140. This case was commenced on December 17, 1999. Psy- Ed is the plaintiff and counter-claimants in this case. The Company and its president were previously successful in defending an action taken by Ms. Schive in 1996 for wrongful termination and successfully defended itself in three separate appeals made by Ms. Schive. At present, most of the claims by Kimberly Schive have been dismissed and are no longer pending, either in any court proceeding or before the MCAD. Still pending are her claims for abuse of process and retaliation. The company and its attorney's feel that further litigation should result in the ultimate dismissal of her claims

The employment of Stanley D. Klein, a former officer, director and shareholder of the company was terminated for cause in August of 1997. He filed a complaint with the Massachusetts Commission Against Discrimination in 2000 alleging that the Company, which had brought an action against him in December 1999 for misconduct, fraud and defamation causing damage to the Company, had retaliated against him because of his support for Kimberly Schive.

Mr. Klein filed an action against the Company and Mr. Valenzano in the Superior Court for Middlesex County, Massachusetts in December 2002 seeking payment of unspecified damages. That lawsuit was dismissed in 2005. Mr. Klein then filed an action seeking precisely the same relief in a state court in New Jersey, which action was summarily dismissed by Superior Court in Bergen County New Jersey. At the time of filing both of these actions, Mr. Klein was a defendant in an action brought by the Company against him in 1999.

During the non-jury trial held in June of 2006, eight of Klein's ten claims against the Company were dismissed. The Company was found liable by the judge with respect to abuse of process in the Schive case and tortuous interference with respect to a promissory note. The balance on that note was approximately $124,000. The Company intends to rigorously defend against the decision and to date no decision with regard to any award of damages has been made. It is the Company's position that it will prevail with respect to any adverse findings although it is impossible to assert at this time that there is any certainty with respect to this position.

Other than noted above, there is no litigation pending or threatened by or against us.

EP GLOBAL COMMUNICATIONS, INC.

206,666,666 SHARES OF COMMON STOCK ISSUABLE IN CONNECTION WITH THE CONVERSION OF PROMISSORY NOTES

5,000,000 SHARES OF COMMON STOCK ISSUABLE IN CONNECTION WITH THE EXERCISE OF WARRANTS

PROSPECTUS

YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS DOCUMENT OR THAT WE HAVE REFERRED YOU TO. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION THAT IS DIFFERENT. THIS PROSPECTUS IS NOT AN OFFER TO SELL COMMON STOCK AND IS NOT SOLICITING AN OFFER TO BUY COMMON STOCK IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

UNTIL __________, ALL DEALERS THAT EFFECT TRANSACTIONS IN THESE SECURITIES, WHETHER OR NOT PARTICIPATING IN THIS OFFERING, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE DEALERS' OBLIGATION TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.